                                                       Registration No. 33-88726
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                         _____________________________

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         _____________________________
                              CNB BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

            INDIANA                          6022                    35-1568731
(State or other jurisdiction of  (Primary Standard Industrial      (IRS Employer
incorporation or organization)   Classification Code Number)   Identification Number)

                              20 N.W. Third Street
                           Evansville, Indiana  47739
                                 (812) 464-3400
   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)
                         _____________________________
                                 DAVID L. KNAPP
                            Executive Vice President
                              CNB Bancshares, Inc.
                              20 N.W. Third Street
                           Evansville, Indiana  47739
                                 (812) 464-3400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         _____________________________
                                   Copies to:

        Thomas C. Erb, Esq.             Stephen J. Smith, Esq.
        Lewis, Rice & Fingersh, L.C.    Krieg, DeVault, Alexander & Capehart
        500 N. Broadway                 One Indiana Square, Suite 2800
        St. Louis, Missouri 63102       Indianapolis, Indiana 46204
        (314) 444-7600                  (317) 636-4341
                         _____________________________

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                              CNB BANCSHARES, INC.

                      CROSS REFERENCE SHEET TO PROSPECTUS


                  FORM S-4 HEADING                                  PROSPECTUS LOCATION
- -----------------------------------------------------------------------------------------------------
1.  Forepart of Registration Statement and Outside
     Front Cover Page of Prospectus.....................   Forepart of Registration Statement and
                                                           Outside Front Cover Page of Prospectus


2.  Inside Front and Outside Back Cover Pages of
     Prospectus.........................................   Inside Front and Outside Back Cover Pages
                                                           of Prospectus; Table of Contents


3.  Risk Factors, Ratio of Earnings to Fixed Charges and
     Other Information..................................   Summary Information

4.  Terms of the Transaction............................   Summary Information; The Merger; Description of
                                                           CNB Capital Stock; Comparison of Shareholder Rights

5.  Pro Forma Financial Information.....................   Pro Forma Financial Data

6.  Material Contacts with the Company Being
     Acquired...........................................   Summary Information; The Merger

7.  Additional Information Required for Reoffering by
     Persons and Parties Deemed to Be Underwriters......   *

8.  Interests of Named Experts and Counsel..............   The Merger; Legal Opinion; Experts

9.  Disclosure of Commission Position on Indemnification
     for Securities Act Liabilities.....................   *

10. Information with Respect to S-3 Registrants.........   Incorporation of Certain Documents by Reference; The
                                                           Merger

11. Incorporation of Certain Information by Reference...   Incorporation of Certain Documents by Reference

12. Information with Respect to S-2 or S-3 Registrants..   *

13. Incorporation of Certain Information by Reference...   *



______________________________________
*Indicates item not applicable.


                       FORM S-4 HEADING                                         PROSPECTUS LOCATION
- ------------------------------------------------------------------------------------------------------------------
14. Information with Respect to Registrants Other than S-3
     or S-2 Registrants......................................    *

15. Information with Respect to S-3 Companies................    *

16. Information with Respect to S-2 or S-3 Companies.........    *

17. Information with Respect to Companies Other than S-3
     or S-2 Companies........................................    Summary Information; The Merger; Information About
                                                                 Orleans; Financial Statements of Orleans

18. Information if Proxies, Consents or Authorizations are to
     be Solicited............................................    Incorporation of Certain Documents By Reference;
                                                                 Summary Information; The Special Meeting; The
                                                                 Merger; Shareholder Proposals

19. Information if Proxies, Consents or Authorizations are
     not to be Solicited or in an Exchange Offer.............    *






______________________________________
*Indicates item not applicable.

                              CNB BANCSHARES, INC.
                                   PROSPECTUS
                            _______________________
                              THE BANK OF ORLEANS
                                PROXY STATEMENT

   This Prospectus/Proxy Statement ("Prospectus/Proxy Statement") is being furnished to shareholders of The Bank of Orleans, an Indiana state bank ("Orleans"), in connection with the solicitation of proxies by the Board of Directors of Orleans for use at a Special Meeting of shareholders of Orleans (the "Special Meeting") to be held at 10:00 a.m., local time, on August 3, 1995, at the office of Orleans located at 200 South Maple Street, Orleans, Indiana, and any adjournments or postponements thereof.

   At the Special Meeting, shareholders of Orleans will consider and vote upon the proposed merger (the "Merger") of Orleans Interim Bank ("Interim Bank"), an Indiana state bank and wholly owned subsidiary of CNB Bancshares, Inc. ("CNB"), into Orleans, pursuant to the Agreement and Plan of Reorganization dated
October 18, 1994, as amended May 5, 1995, between Orleans and CNB (the "Reorganization Agreement"). Upon consummation of the Merger, each issued and outstanding share of common stock of Orleans, par value $10.00 per share (the "Orleans Common"), other than shares held by any shareholder properly exercising dissenters' rights, will be converted into the right to receive 6.37 shares of common stock of CNB, stated value $1.00 per share (the "CNB Common"), subject to possible downward adjustment based upon the closing book value of Orleans as of the end of the month immediately preceding the consummation of the Merger, as set forth in the Reorganization Agreement and described in this Prospectus/Proxy Statement. See "MERGER -- Conversion Ratio."


   This Prospectus/Proxy Statement also constitutes a prospectus of CNB with respect to up to 318,500 shares of CNB Common issuable in the Merger to the holders of Orleans Common.


   The outstanding shares of CNB Common are, and the shares of CNB Common to be issued in the Merger will be, included for quotation on the Nasdaq Stock Market's National Market ("Nasdaq"). The last reported sale price of CNB Common on Nasdaq on June 27, 1995, was $29.75.


   This Prospectus/Proxy Statement and the accompanying form of proxy are first being mailed to shareholders of Orleans on or about July 5, 1995.

         THE SHARES OF CNB COMMON HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/
                    PROXY STATEMENT.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                      ___________________________________

            THE SHARES OF CNB COMMON OFFERED HEREBY ARE NOT SAVINGS
             ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR
             SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL
               DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE
                     FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                      ___________________________________

         THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS JUNE 30, 1995

                               TABLE OF CONTENTS
                                                                         PAGE
                                                                         ----


AVAILABLE INFORMATION...................................................   1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.........................   1

SUMMARY INFORMATION.....................................................   3
   Introduction.........................................................   3
   Parties..............................................................   3
   Special Meeting......................................................   4
   Merger...............................................................   5
   Management and Operations After Merger...............................  12
   Comparison of Shareholder Rights.....................................  12

COMPARATIVE STOCK PRICES................................................  13

SELECTED COMPARATIVE PER SHARE DATA.....................................  14

SELECTED FINANCIAL DATA.................................................  16

SPECIAL MEETING.........................................................  19
   Date, Time and Place.................................................  19
   Matters to be Considered at the Special Meeting......................  19
   Record Date..........................................................  19
   Vote Required........................................................  19
   Voting and Revocation of Proxies.....................................  20
   Solicitation of Proxies..............................................  20

PARTIES.................................................................  20
   CNB..................................................................  20
   Orleans..............................................................  23

MERGER..................................................................  23
   Background of Merger.................................................  23
   Reasons for Merger...................................................  25
   Recommendation of Orleans Board of Directors.........................  26
   Opinion of Financial Advisor.........................................  26
   Form of Merger.......................................................  29
   Conversion Ratio.....................................................  30
   Fractional Shares....................................................  31
   Share Adjustments....................................................  31
   Closing Date; Effective Time.........................................  31
   Regulatory Approvals.................................................  32
   Conditions to Consummation of Merger.................................  32
   Termination or Abandonment...........................................  33
   Termination Fee......................................................  33
   Exchange of Stock Certificates.......................................  34

                                                                                           Page
                                                                                           ____
   Representations and Warranties of CNB and Orleans.....................................   35
   Certain Other Agreements..............................................................   35
       Conduct of Business Pending Merger................................................   35
       Dividends.........................................................................   36
       Environmental Investigation and Remediation.......................................   37
       Other Orleans Agreements..........................................................   38
       CNB Agreements....................................................................   38
   Effect on Employee Benefit Plans......................................................   38
   Expenses and Fees.....................................................................   39
   No Solicitation.......................................................................   39
   Interests of Certain Persons in Merger................................................   39
       Indemnification and Insurance.....................................................   39
       Employee Benefits.................................................................   40
       Board Composition.................................................................   40
       Interests of CNB's Management and Board...........................................   40
   Waiver and Amendment..................................................................   40
   Dissenters' Rights....................................................................   40
   Federal Income Tax Consequences.......................................................   42
   Accounting Treatment..................................................................   42
   Management and Operations After Merger................................................   43
   Resale of CNB Common..................................................................   43

PRO FORMA FINANCIAL DATA.................................................................   44

DESCRIPTION OF CNB'S CAPITAL STOCK.......................................................   52
   General...............................................................................   52
   CNB Common............................................................................   52

COMPARISON OF SHAREHOLDER RIGHTS.........................................................   54
   Shareholder Vote Required for Certain Transactions....................................   54
       Business Combinations.............................................................   54
       Removal of Directors..............................................................   55
       Amendments to Articles of Incorporation...........................................   56
       Voting Rights.....................................................................   57
   Special Meeting of Shareholders; Shareholder Action by Written Consent................   57
   Dissenters' Rights....................................................................   57
   Takeover Statutes.....................................................................   58
   Indemnification.......................................................................   59
   Limitation of Liability of Directors..................................................   60
   Consideration of Non-Shareholder Interests............................................   61

INFORMATION ABOUT ORLEANS................................................................   61
   Business of Orleans...................................................................   61
   Management's Discussion and Analysis of Financial Condition and Results of Operation..   63
   Security Ownership of Management......................................................   76
   Security Ownership of Certain Beneficial Owners.......................................   77

                                                                            Page
                                                                            ----
LEGAL OPINION.............................................................   78

EXPERTS...................................................................   78
   Independent Auditors for CNB...........................................   78
   Independent Auditors for Orleans.......................................   78
   Presence at Special Meeting............................................   78

SHAREHOLDER PROPOSALS.....................................................   78

FINANCIAL STATEMENTS OF ORLEANS...........................................  F-1

EXHIBITS
   Agreement and Plan of Reorganization, as amended.......................  A-1
   Fairness Opinion of David A. Noyes & Company...........................  B-1
   Excerpts of Indiana Banking Law (Dissenters' Rights)...................  C-1

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CNB OR ORLEANS. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT AT ANY TIME DOES NOT IMPLY THAT ANY INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                             AVAILABLE INFORMATION

  CNB is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "S.E.C."). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the S.E.C., Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the S.E.C. located at 7 World Trade Center, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the public reference section of the S.E.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning CNB may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  CNB has filed with the S.E.C. a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the CNB Common to be issued pursuant to the Merger described herein. This Prospectus/Proxy Statement does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the S.E.C.'s principal office in Washington, D.C. Statements contained in this Prospectus/Proxy Statement or in any document incorporated in this Prospectus/Proxy Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the S.E.C. by CNB (File No. 0-11510) pursuant to the Exchange Act are incorporated by reference in this Prospectus/Proxy Statement:

  1. CNB's Annual Report on Form 10-K for the year ended December 31, 1994 as amended by its Annual Report on Form 10-K/A for the year ended December 31, 1994;

  2.   CNB's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

  3. The description of the common stock of CNB contained in CNB's Registration Statement on Form S-2 under the Securities Act (S.E.C. File No. 33-36017); and

  4. CNB's Current Reports on Form 8-K, dated February 15, 1995, May 23, 1995, June 15, 1995 and June 26, 1995.

  All documents and reports filed by CNB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.


  THIS PROSPECTUS/PROXY STATEMENT INCORPORATES DOCUMENTS RELATING TO CNB BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE, WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED, TO DAVID L. KNAPP, EXECUTIVE VICE PRESIDENT, CNB BANCSHARES, INC., 20 N.W. THIRD STREET, EVANSVILLE, INDIANA 47739 (TELEPHONE NUMBER (812) 464-3400). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 27, 1995.

                              SUMMARY INFORMATION

  The following is a brief summary of certain information contained elsewhere in this Prospectus/Proxy Statement. The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Prospectus/Proxy Statement, the Exhibits hereto and the documents referred to herein. All information contained in this Prospectus/Proxy Statement relating to CNB and its subsidiaries has been supplied by CNB and all information relating to Orleans has been supplied by Orleans. Shareholders are urged to read this Prospectus/Proxy Statement and the Exhibits hereto in their entirety.


                                  INTRODUCTION

  This Prospectus/Proxy Statement relates to the Reorganization Agreement between Orleans and CNB which provides for, among other things, CNB's acquisition of Orleans by means of the Merger of Interim Bank, a wholly owned subsidiary of CNB, with and into Orleans. As a result of the Merger, CNB will acquire all of the issued and outstanding common stock of Orleans and Orleans will become a wholly owned subsidiary of CNB.

  The summary set forth in this Prospectus/Proxy Statement of certain provisions of the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, which is incorporated by reference herein and attached as Exhibit A to this Prospectus/Proxy Statement.


                                    PARTIES

  CNB is a multi-bank holding company headquartered in Evansville, Indiana. At March 31, 1995, CNB had consolidated assets of $2.9 billion, deposits of $2.2 billion, loans of $1.9 billion and shareholders' equity of $242 million. Through the 81 full-service banking offices and 25 consumer finance offices of its financial and non-banking subsidiaries, CNB provides commercial, retail and correspondent banking, mortgage servicing, trust, data processing, cash management and related financial services and property and casualty insurance to customers in southern, west central and central Indiana, western Kentucky, southern Illinois and the suburban Louisville, Kentucky area.

  CNB has received the required regulatory approvals to form Interim Bank as a wholly owned subsidiary of CNB solely to facilitate the acquisition of Orleans. Interim Bank engages in no other business.

  On February 1, 1995, CNB acquired King City Federal Savings Bank, a federally chartered savings bank ("King City"). At December 31, 1994, King City had total assets of $172.1 million, deposits of $161.0 million and shareholders equity of $8.2 million. On February 10, 1995, CNB acquired Harrisburg Bancshares, Inc., an Illinois corporation ("HBI"), and its subsidiary bank, The Harrisburg National Bank ("Harrisburg National"). At December 31, 1994, HBI had total assets of $110.4 million, total deposits of $95.3 million and total shareholders equity of $5.7 million.

  On December 12, 1994, CNB entered into an Agreement and Plan of Merger to acquire UF Bancorp, Inc. ("UFB"), a Delaware corporation. At March 31, 1995, UFB, which is the parent savings and loan holding company for Union Federal Savings Bank, Evansville, Indiana, had total assets of $553.0 million, deposits of $359.2 million, net loans receivable of $200.5 million and shareholders equity of $38.7 million. There can be no assurance that the acquisition of UFB will be consummated. On April 7, 1995, Citizens

Bank of Western Indiana, a wholly owned subsidiary of CNB headquartered in Terre Haute, Indiana, entered into a Purchase and Assumption Agreement to acquire certain assets and assume certain liabilities of four branch offices of Household Bank, f.s.b., located in west-central Indiana. The total amount of deposits to be assumed is approximately $80 million. There can be no assurance that the purchase and assumption transaction will be consummated.

  For additional information regarding CNB, see "PARTIES -- CNB."

  The principal offices of CNB and Interim Bank are at 20 N.W. Third Street, Evansville, Indiana 47739 (telephone number (812) 464-3400).

  Orleans is an Indiana state chartered bank which provides full banking services through its one office in Orleans, Indiana. At March 31, 1995, Orleans had assets of $57.8 million, deposits of $51.8 million, loans of $28.9 million and shareholders' equity of $5.7 million. For additional information regarding Orleans, see "PARTIES -- Orleans" and "INFORMATION ABOUT ORLEANS."

  The principal office of Orleans is at 200 South Maple Street, Orleans, Indiana 47452 (telephone number (812) 865-2374).


                                SPECIAL MEETING

Date, Time and Place of Special Meeting

  The Special Meeting will be held at the office of Orleans located at 200 South Maple Street, Orleans, Indiana on August 3, 1995, at 10:00 a.m., local time.

Matters to be Considered at Special Meeting

  At the Special Meeting, holders of Orleans Common will consider and vote upon approving the Reorganization Agreement providing for the Merger of Interim Bank with and into Orleans. In addition, shareholders of Orleans may be asked to vote on a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Reorganization Agreement.

Record Date

  The record date for the Special Meeting is June 19, 1995.

Vote Required

  Approval and adoption of the Merger and the Reorganization Agreement will require the affirmative vote of a majority of the outstanding shares of Orleans Common entitled to vote thereon. Holders of Orleans Common will be entitled to one vote per share. In the event that the Merger and the Reorganization Agreement are not approved by the requisite vote of the shareholders of Orleans, Orleans must pay to CNB the sum of $500,000. See "MERGER -- Termination Fee."

Revocation of Proxies

  Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Reorganization Agreement by filing with the Cashier of Orleans a written revocation or a duly executed proxy bearing a later date. A holder of Orleans Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

Security Ownership of Orleans Management

  As of the record date, executive officers and directors of Orleans and their affiliates may be deemed to have owned beneficially 25,550 shares (51.1%) of Orleans Common. Although the executive officers and directors of Orleans and their affiliates are not contractually obligated to vote their shares of Orleans Common in favor of the Reorganization Agreement, if, as management of Orleans expects, all such shares are voted in favor of the Reorganization Agreement, the executive officers and directors of Orleans and their affiliates will have the ability to approve the Merger without the vote of the remaining shareholders of Orleans. See "INFORMATION ABOUT ORLEANS -- Security Ownership of Management of Orleans."


                                     MERGER

  The following summary is qualified in its entirety by reference to the full text of the Reorganization Agreement, which is attached as Exhibit A hereto and incorporated by reference herein.

Effects of Merger

  At the time the Merger is consummated (the "Effective Time"), Interim Bank will merge into Orleans and as a result thereof each share of Orleans Common, other than shares any holders of which have duly exercised and perfected their dissenters' rights under The Indiana Financial Institutions Act (the "Indiana Banking Law"), will be converted into the right to receive 6.37 shares of CNB Common (the "Conversion Ratio"); provided, however, that if the Orleans Closing Book Value (as defined below) is less than $6,167,000, then the Conversion Ratio will be reduced so as to equal the product of (i) 6.37 and (ii) the quotient of the Orleans Closing Book Value divided by $6,167,000. In no event will the Conversion Ratio exceed 6.37 shares of CNB Common for each share of Orleans Common.

  The term "Orleans Closing Book Value" means the amount of the shareholders' equity accounts of Orleans, as of the end of the month immediately preceding the Effective Time, determined in accordance with generally accepted accounting principles ("GAAP") consistently applied with the year ended December 31, 1993, but excluding for this purpose any adjustments to the shareholders' equity accounts solely as a result of (A) marketable securities classified as Available for Sale in accordance with FAS 115, and (B) the Structured Notes Divestiture (as defined below; see "MERGER -- Certain Other Agreements --Other Orleans Agreements"), less (i) the amount, if any, by which the allowance for credit losses account of Orleans, as of the end of the month immediately preceding the Effective Time, is less than $391,000 (which will be determined exclusive of any increase in the allowance taken by Orleans at the written request of CNB pursuant to the Reorganization Agreement), less (ii) the amount of any increase in the shareholders' equity accounts of Orleans resulting from or attributable to the sale of securities held on and sold after June 30, 1994 or any transactions or accounting adjustments not in the ordinary course of business effected or completed after June 30, 1994, plus (iii) any reduction of shareholders' equity theretofore recorded solely as a result of accruals, reserves or charges taken by Orleans at the written request of CNB pursuant to the Reorganization Agreement (other than any reduction of shareholders' equity resulting from (a) audit fees incurred and expended by Orleans between the date of the Reorganization Agreement and the Closing Date, (b) fees incurred and expended by Orleans to obtain the environmental investigations referred to in the Reorganization Agreement (see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation"), and (c) fees incurred and expended by Orleans to purchase tail coverage pursuant to the Reorganization Agreement (see "MERGER -- Interests of Certain Persons in Merger -- Indemnification and Insurance")), plus (iv) the amount of each quarterly dividend paid by Orleans pursuant to Section 4.01 of the Reorganization Agreement after March 15, 1995 (see "MERGER -- Dividends"). As used above, the term "tail coverage" means directors' and officers' liability insurance which covers actions or inactions of Orleans' directors and officers occurring prior to the Effective Time.

  No fractional shares of CNB Common will be issued and, in lieu thereof, holders of shares of Orleans Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of Orleans Common to be received in the Merger by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on Nasdaq on the fifth business day immediately preceding the date on which the Effective Time occurs.


  As the Orleans Closing Book Value will be calculated based upon amounts at the end of the month immediately preceding the Effective Time, it is not possible, as of the date of this Prospectus/Proxy Statement, to determine the Orleans Closing Book Value and the definitive Conversion Ratio. For purposes of illustration, however, if the Effective Time and the Closing Date both would have occurred on June 1, 1995, the Orleans Closing Book Value would have been $6,314,000 and shareholders of Orleans would have received 6.37 shares of CNB Common for each share of Orleans Common held (plus cash in lieu of fractional shares). The foregoing information is provided solely for purposes of illustration. In the event that the actual Orleans Closing Book Value should be less than $6,167,000, the actual Conversion Ratio would be less than 6.37 shares of CNB Common for each share of Orleans Common. In no event, however, will the Conversion Ratio exceed 6.37 shares of CNB Common for each share of Orleans Common.

  The shares of CNB Common to be issued in the Merger, together with any cash payment in lieu of fractional shares, are hereinafter referred to as the "Merger Consideration."

Value of Merger

  As of June 27, 1995, based on the Conversion Ratio (assuming no downward adjustment) and the closing sale price of CNB Common as reported on Nasdaq on such date, the Merger had a per share value of $189.51 to holders of Orleans Common, and the approximate total value of the Merger Consideration to Orleans shareholders was $9.476 million. The market value of the Merger Consideration as stated above may materially increase or decrease depending on the closing sale price of CNB Common as reported on Nasdaq on the date on which the Effective Time occurs. No assurance can be given as to the market price of CNB Common on the date on which the Effective Time occurs.

Reasons for Merger

      Orleans

  The Board of Directors of Orleans believes that the Merger is in the best interests of Orleans and its shareholders and has approved and declared advisable the Merger. The Board of Directors' recommendation is based on a number of factors discussed in this Prospectus/Proxy Statement. See "MERGER -- Reasons for Merger -- Orleans."

      CNB

  The Board of Directors of CNB believes that the acquisition of Orleans would be a natural and desirable addition to CNB's banking franchise in southern and central Indiana.

Recommendation of Board of Directors of Orleans

  THE BOARD OF DIRECTORS OF ORLEANS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF ORLEANS AND, ACCORDINGLY, RECOMMENDS THAT HOLDERS OF ORLEANS COMMON VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT AND "FOR" THE PROPOSAL REGARDING ADJOURNMENT OR POSTPONEMENT.

  Certain members of the management and Board of Directors of Orleans have interests in the Merger that are in addition to the interests of shareholders of Orleans generally. See "MERGER -- Interests of Certain Persons in Merger."

Opinion of Financial Advisor

  David A. Noyes & Company has rendered an opinion to the Board of Directors of Orleans to the effect that, as of October 18, 1994, the Merger Consideration to be received by the shareholders of Orleans pursuant to the Reorganization Agreement is fair from a financial point of view to such shareholders. One of the conditions to the obligation of Orleans to consummate the Merger is that David A. Noyes & Company has not withdrawn the aforementioned opinion prior to the mailing of this Prospectus/ Proxy Statement. See "MERGER -- Conditions to Consummation of Merger." A copy of the opinion of David A. Noyes & Company, dated as of the date of this Prospectus/Proxy Statement, is attached hereto as Exhibit B and the condition to Orleans' obligation described above has been satisfied.

Conditions to Merger; Regulatory Approvals

  The Merger is subject to various conditions including, among other things, approval of the Reorganization Agreement by the requisite majority vote of the shareholders of Orleans (see "SPECIAL MEETING -- Vote Required"), receipt of regulatory approvals of the Merger from the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "F.D.I.C.") and the Indiana Department of Financial Institutions (the "I.D.F.I.") (the foregoing regulatory approvals have been received and this condition has been satisfied; see "MERGER -- Regulatory Approvals"), receipt of a legal opinion on certain tax aspects of the Merger (the foregoing legal opinion has been received and this condition has been satisfied; see "MERGER -- Federal Income Tax Consequences"), receipt of an accounting opinion to the effect that the Merger qualifies for "pooling of interests" accounting treatment (see "MERGER -- Accounting Treatment"), the occurrence of no material adverse changes in the businesses of CNB or Orleans, the environmental remediation and correction of certain real property upon which the banking office of Orleans is located and certain real property owned by Orleans adjacent thereto (this condition has been satisfied; see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation"), and no withdrawal, prior to the mailing of this Prospectus/Proxy Statement, by Orleans' financial advisor, David A. Noyes & Company, of its fairness opinion dated October 18, 1994, that the Merger Consideration to be received by the shareholders of Orleans in the Merger is fair to such shareholders from a financial point of view (the opinion, dated the date hereof, is attached hereto as Exhibit B and this condition has been satisfied; see "MERGER -- Opinion of Financial Advisor"). See "MERGER -- Conditions to Consummation of Merger."


  The Federal Reserve, the F.D.I.C. and the I.D.F.I. approved the Merger on January 11, 1995, February 14, 1995 and February 2, 1995, respectively.

Conduct of Business Pending Merger; Dividends

  Pursuant to the Reorganization Agreement, Orleans has agreed to carry on its business and the discharge or incurrence of its obligations and liabilities only in the usual, regular and ordinary course of business as conducted prior to the execution of the Reorganization Agreement. See "MERGER -- Certain Other Agreements -- Conduct of Business Pending Merger."

  The Reorganization Agreement provides that Orleans may declare and pay its regular annual dividend on the Orleans Common for 1994 not to exceed $2.50 per share at approximately the same time during 1994 which it has historically declared and paid such annual dividend; provided, however, that, if the Effective Time has not occurred by March 15, 1995 (which is the record date for CNB's first quarter 1995 dividend), Orleans may thereafter declare and pay a quarterly dividend (including a first quarter 1995 dividend) on the Orleans Common at the same time as the quarterly dividends declared and paid by CNB and in the per share amount Orleans shareholders would have received had the Effective Time been immediately before such dividend payment. In this regard, CNB and Orleans have agreed to cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs such that Orleans shareholders would receive the aforesaid dividend from Orleans or a regular quarterly dividend from CNB, but not from both with respect to any such quarter. See "MERGER -- Certain Other Agreements -- Dividends."

Termination of Reorganization Agreement

  The Reorganization Agreement may be terminated at any time prior to the Effective Time (i) if the Merger is not consummated on or prior to September 30, 1995; (ii) by mutual agreement of CNB and Orleans; (iii) by CNB or Orleans in the event of a material breach by the other of any of its representations and warranties or agreements under the Reorganization Agreement not cured within 30 days after notice of such breach is given by the non-breaching party; (iv) by either party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period); (v) by CNB in the event that Orleans becomes a party or subject to any written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the date of the Reorganization Agreement; and
(vi) by CNB if the cost of taking all remedial and corrective actions with respect to certain real property upon which the banking office of Orleans is located and certain real property owned by Orleans adjacent thereto exceeds $400,000 (see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation"). See "MERGER -- Termination or Abandonment."

Termination Fee

  The Reorganization Agreement provides that upon the occurrence of one or more Triggering Events (as defined below), Orleans will pay to CNB the sum of $500,000.

  The term "Triggering Event" means any of the following events (a) upon termination of the Reorganization Agreement by CNB upon a breach thereof by Orleans (including, without limitation, the entering into of an agreement between Orleans and any third party which is inconsistent with the transactions contemplated by the Reorganization Agreement or the Agreement and Plan of Merger to be entered into between Orleans and Interim Bank as provided in the Reorganization Agreement (the "Merger Agreement")), provided that within one year of the date of such termination, either an event described in clauses (c) or (d) below shall have occurred or Orleans or shareholders of Orleans shall have entered into an agreement with any third party whereby such third party will acquire, merge or consolidate with Orleans, purchase all or substantially all of Orleans' assets or acquire 50% or more of the outstanding shares of Orleans Common; (b) the failure of Orleans' shareholders to approve the Merger and the Reorganization Agreement at the Special Meeting; (c) any person or group of persons (other than CNB) acquires, or has the right to acquire, 50% or more of the Orleans Common, exclusive of shares of Orleans Common sold directly or indirectly to such person or group of persons by CNB; (d) expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than CNB and/or its affiliates) to purchase or acquire securities of Orleans if upon consummation of such offer, such person or group of persons would own, control or have the right to acquire 50% or more of the Orleans Common; or (e) upon the entry by Orleans into an agreement or other understanding with a person or group of persons (other than CNB and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with Orleans or to purchase all or substantially all of Orleans' assets. See "MERGER -- Termination Fee."

Accounting Treatment

  The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. The receipt of an opinion from Geo. S. Olive & Co., L.L.C., the independent accountants of CNB, confirming that the Merger will qualify for "pooling of interests" accounting, is a condition to CNB's obligation to consummate the Merger. See "MERGER -- Conditions to Consummation of Merger." If such condition is not met, the Merger would not be consummated unless the condition were waived by CNB and the approval of Orleans' shareholders entitled to vote on the Merger were resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of CNB on a pro forma basis. See "MERGER -- Accounting Treatment."

Closing Date; Effective Time of Merger

  The Reorganization Agreement provides that the closing of the Merger (the "Closing") will take place, at CNB's election, on (i) the last business day of, or (ii) the first business day of the month following, or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which all necessary regulatory approvals required by law for the Merger have been obtained and all waiting periods required by law have expired (see "MERGER -- Regulatory Approvals") and the environmental remediation and correction of certain real property upon which the banking office of Orleans is located and certain real property owned by Orleans adjacent thereto has been completed (see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation") or such other time thereafter as Orleans and CNB may agree.

  The Reorganization Agreement provides that the Effective Time of the Merger will be such time as the Secretary of State of the State of Indiana issues a Certificate of Merger. Assuming that the Merger is approved by the requisite vote of the shareholders of Orleans and that the other conditions to the Merger are satisfied or waived (where permissible), it is presently anticipated that the Effective Time of the Merger will be in the third quarter of 1995, but no assurance can be given that such timetable will be met or that the conditions to the Merger will be satisfied or waived (where permissible).

  With the exception of those shareholders of Orleans who may be deemed to be an "affiliate" of Orleans for purposes of Rule 145 under the Securities Act, the Reorganization Agreement does not prohibit shareholders of Orleans from selling their shares prior to the Effective Time. The Reorganization Agreement provides, however, that each affiliate of Orleans must enter into an agreement with CNB providing, among other things, that such affiliate will not make any sale or other disposition of any shares of Orleans Common during the 30 day period commencing on the 30th day prior to the Effective Time. Persons who may be deemed to be affiliates of Orleans generally include individuals who (or entities which) control, are controlled by or are under common control with Orleans and will include directors and certain officers of Orleans and may include principal shareholders of Orleans. See "MERGER -- Resale of CNB Common."

Interests of Certain Persons in Merger

  Certain members of Orleans' management and Board of Directors have material interests in the Merger that are in addition to the interests of shareholders of Orleans generally. These material interests are provisions in the Reorganization Agreement providing that (i) each director of Orleans immediately prior to the Effective Time will continue to serve as a director of the bank resulting from the Merger (see "MERGER -- Interests of Persons in Merger -- Board Composition"), (ii) CNB will provide officers and directors of Orleans, after the Merger, with the same directors' and officers' liability insurance coverage that it provides to directors and officers of its other banking subsidiaries generally, and that, if CNB is unable to obtain an endorsement to its directors' and officers' liability insurance policy to cover acts and omissions of the directors and officers of Orleans occurring or failing to occur prior to the Closing Date, Orleans may purchase tail coverage under its existing directors' and officers' liability insurance on such terms and conditions as Orleans deems appropriate, and that CNB will cause Orleans or its successor, for six years after the Effective Time, to indemnify the officers and directors of Orleans against any liability arising out of actions occurring prior to the Effective Time, to the extent that such indemnification is then permitted by the Indiana Banking Law and by Orleans' Articles of Incorporation as in effect as of the date of the Reorganization Agreement (see "MERGER -- Interests of Persons in Merger -- Indemnification and Insurance"), and (iii) each employee (including an officer) of Orleans who continues as an employee following the Effective Time, will be entitled to participate in certain employee benefit and stock plans that may be in effect for employees of all of CNB's subsidiaries, from time to time, on the same basis as similarly situated employees of other CNB subsidiaries (see "MERGER -- Effect on Employee Benefit Plans"). See "MERGER -- Interests of Certain Persons in Merger."

  For information about the percentage of Orleans Common owned by the directors and executive officers of Orleans, see "INFORMATION ABOUT ORLEANS -- Security Ownership of Management." None of the directors or executive officers of Orleans would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of CNB Common.

Federal Income Tax Consequences

  The Merger is intended to be a tax-free reorganization so that no gain or loss will be recognized by CNB or Orleans, and no gain or loss will be recognized by Orleans shareholders, except in respect of cash received for fractional shares and except for any cash payments which might be received by Orleans shareholders properly exercising their dissenters' rights. The following is a summary of a tax opinion issued by Lewis, Rice & Fingersh, L.C., counsel for CNB, and included as an exhibit to the Registration Statement.

  If the Merger is consummated in accordance with the terms set forth in the Reorganization Agreement, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no gain or loss will be recognized by the holders of shares of Orleans Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares and by shareholders exercising their dissenters' rights); (iii) the basis of CNB Common received by the stockholders of Orleans will be the same as the basis of Orleans Common exchanged therefor; (iv) the holding period of the shares of CNB Common received by the shareholders of Orleans will include the holding period of the shares of Orleans Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; (v) pursuant to Revenue Ruling 66-365, 1966-2 C.B. 116, and Revenue Procedure 77-41, 1977-2 C.B. 574, if a cash payment is received by a shareholder of Orleans in lieu of a fractional share interest of CNB Common, the cash payment will be treated as received by the shareholder as a distribution in redemption of that fractional share interest and will be treated as a distribution in full payment in exchange for the fractional share redeemed subject to the provisions and limitations of Section 302 of the Code and considering the application of Section 318 of the Code; and (vi) where a shareholder dissents from the Merger and receives solely cash in exchange for his Orleans Common, such cash will be treated as received by the dissenting shareholder as a distribution in redemption of such Orleans Common subject to the provisions and limitations of Section 302 of the Code and considering the application of Section 318 of the Code.

  THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF ORLEANS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH SHAREHOLDER OF ORLEANS SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

Dissenters' Rights

  The rights of dissenting shareholders of Orleans are governed by the Indiana Banking Law which provides that a shareholder is entitled to demand the fair value of his shares of Orleans Common if such shareholder (i) delivers to Orleans, before the Special Meeting, written notice of his or her intent to demand payment for his or her shares of Orleans Common; and (ii) does not vote in favor of the Merger. The written notice referred to above should be sent to The Bank of Orleans, 200 South Maple Street, Orleans, Indiana 47452, Attention:
William H. Tegarden, Chief Executive Officer. If the holders of more than approximately 10% of the shares of Orleans Common should exercise their dissenters' rights, the Merger would not qualify as a "pooling of interests" for accounting and financial reporting purposes and, therefore, CNB would not be obligated to consummate the Merger (see "MERGER -- Accounting Treatment"). See "MERGER -- Dissenters' Rights."

                    MANAGEMENT AND OPERATIONS AFTER MERGER

  After the Effective Time, Orleans will change its name to "Citizens Bank of Orleans" and, as a wholly owned subsidiary of CNB, will continue to serve its community in substantially the same manner as it has historically. The Board of Directors and officers of Orleans, after the Effective Time, will consist of the persons presently serving in such positions, with, in the case of the Board of Directors, one representative of CNB. The management, Board of Directors and operations of CNB will not be affected as a result of the Merger. See "MERGER
- -- Management and Operations After Merger."


                        COMPARISON OF SHAREHOLDER RIGHTS

  The rights of the shareholders of Orleans Common and CNB Common differ in certain respects. The rights of the shareholders of Orleans who receive shares of CNB Common in the Merger will be governed by the corporate law of Indiana (the "Indiana Corporate Law"), the state in which CNB is incorporated, and by CNB's Articles of Incorporation, Bylaws and other corporate documents. The governing law and documents of CNB differ from those which apply to Orleans in several respects, including the shareholder votes required for certain business combinations, removal of directors and amendments to the Articles of Incorporation, the circumstances under which a shareholder may dissent from corporate action and receive fair value for his or her shares, and rights of CNB and its shareholders pursuant to certain corporate takeover statutes. See "COMPARISON OF SHAREHOLDER RIGHTS."

  Certain provisions of CNB's Articles of Incorporation and Bylaws reduce CNB's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. The Board of Directors of CNB believes that it is in the best interests of CNB and its shareholders to encourage potential acquirors to negotiate directly with CNB's Board of Directors and that these provisions will encourage such negotiations and discourage nonnegotiated takeover attempts. It is also the view of CNB's Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of CNB and which is in the best interests of all shareholders. These provisions may, however, also have the effect of discouraging a future takeover attempt which would not be approved by CNB's Board of Directors, but pursuant to which shareholders may receive a premium for their shares over the then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of CNB's Board of Directors and management more difficult.

                            COMPARATIVE STOCK PRICES

  Shares of CNB Common are traded in the over-the-counter market and are listed on Nasdaq under the symbol CNBE. The following table sets forth, for the periods indicated, the high and low closing bid prices of CNB Common as reported on Nasdaq. The bid prices for shares of CNB Common reflect interdealer prices, without retail markup, markdown or commission and do not necessarily represent actual transactions. The prices for CNB Common have been adjusted for a one for ten stock dividend paid by CNB on December 9, 1994 (the "Stock Dividend"), and rounded to the nearest one-eighth.

  There is no established public trading market for the shares of Orleans Common. Management of Orleans does not have knowledge of the prices paid in all transactions involving its shares and has not necessarily verified the prices indicated in the table with both parties to the relevant transaction. Because of the lack of an established public market for shares of Orleans Common, the prices indicated may not reflect the prices which would be paid for such shares on an active market.


                                           CNB             Orleans
                                       Common Stock      Common Stock
                                    -------------------  ------------
                                      High       Low      High   Low
                                    --------   --------  -----   ----

   1993  First Quarter............   $26-1/8   $23-7/8     $86   $86
         Second Quarter...........    28        24-7/8       *     *
         Third Quarter............    29-1/2    26-7/8      86    86
         Fourth Quarter...........    28-3/4    27          86    86

   1994  First Quarter............   $30-1/4   $28-1/8     $86   $86
         Second Quarter...........    30-1/2    28-5/8       *     *
         Third Quarter............    31-1/8    30-1/2       *     *
         Fourth Quarter...........    31-1/4    28-1/4       *     *

   1995  First Quarter............   $32       $29-1/4       *     *
         Second Quarter...........    29-3/4    29-1/4       *     *
         (through June 27, 1995)

____________________________________

* No trades known to management.

   On October 19, 1994, the last trading day before the announcement of the execution of the Reorganization Agreement, the closing sale price of CNB Common, as reported on Nasdaq, was $31.625 per share (as adjusted to reflect the Stock Dividend). On such date, the equivalent per share price for Orleans Common, which is calculated by multiplying the specified closing sale price of CNB Common by the Conversion Ratio of 6.37 shares of CNB Common for each share of Orleans Common (assuming no downward adjustment of the Conversion Ratio; see "MERGER -- Conversion Ratio"), was $201.45.

   The most recent transaction reported to management of Orleans involving shares of Orleans Common took place on January 15, 1994, at a price per share of $86.00.

   On June 27, 1995, the closing sale price of CNB Common, as reported on Nasdaq, was $29.75 per share and the equivalent per share price for Orleans Common (assuming no downward adjustment of the Conversion Ratio), was $189.51 per share, and there were approximately 7,387 and approximately 40 holders of record of CNB Common and Orleans Common, respectively.

                      SELECTED COMPARATIVE PER SHARE DATA
                                  (unaudited)

   The following summary presents comparative historical, pro forma and pro forma equivalent unaudited per share data for CNB and Orleans. The pro forma amounts assume that the Merger had been effective during the periods presented and had been accounted for under the pooling of interests method of accounting. For a description of the pooling of interests method of accounting with respect to the Merger, see "Merger -- Accounting Treatment."

   The amounts designated "Historical" represent, for CNB, the historical financial results of CNB and also give effect to two separate transactions which were completed after December 31, 1994, and before the date of this Prospectus/Proxy Statement and which were accounted for under the pooling of interests method (the "Recent Acquisitions") (see "PARTIES -- CNB -- Recent Acquisitions"). The amounts designated "Pro Forma Combined Per CNB/Orleans Share" represent the pro forma results of the Merger and also give effect to the Recent Acquisitions. The amounts designated "Equivalent Pro Forma Per CNB/Orleans Share" are computed by multiplying the Pro-Forma Combined Per CNB/Orleans Share amounts by the Conversion Ratio of 6.37 shares of CNB Common for each share of Orleans Common (assuming no downward adjustment of the Conversion Ratio; see "MERGER -- Conversion Ratio"). The amounts designated "Pro Forma Combined Per CNB Share" represent the pro forma results of the Merger and also give effect to the Recent Acquisitions and one additional separate transaction, the acquisition of UFB, which is presently pending and which is expected to be accounted under the pooling of interests method (see "PARTIES -- CNB -- Pending Acquisitions"). The amounts designated "Equivalent Pro Forma Per Orleans Share" are computed by multiplying the Pro Forma Combined Per CNB Share amounts by the Conversion Ratio of 6.37 shares of CNB Common for each share of Orleans Common (assuming no downward adjustment of the Conversion Ratio; see "MERGER -- Conversion Ratio").

   The data presented should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Prospectus/Proxy Statement and with the unaudited pro forma financial statements included elsewhere in this Prospectus/Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PRO FORMA FINANCIAL DATA" and "FINANCIAL STATEMENTS OF ORLEANS."

                                             Three Months Ended March 31,   Year Ended December 31,
                                             ----------------------------  -------------------------
                                                 1995           1994        1994     1993     1992
                                             -------------  -------------  -------  -------  -------
NET INCOME PER COMMON SHARE:/(1)/
Historical:
  CNB
       Primary.............................        $  0.47        $  0.44  $  1.82  $  1.82  $  1.52
       Fully diluted.......................           0.47           0.42     1.78     1.76     1.48
  Orleans..................................           3.60           3.91     1.03    11.21    13.89
Pro-Forma Combined Per CNB/Orleans Share:
       Primary.............................           0.47           0.44     1.79     1.82     1.53
       Fully diluted.......................           0.47           0.43     1.74     1.76     1.49
Equivalent Pro-Forma Per CNB/Orleans Share:
       Primary.............................           2.99           2.80    11.40    11.59     9.75
       Fully diluted.......................           2.99           2.74    11.08    11.21     9.49
Pro-Forma Combined Per CNB Share:/(2)/
       Primary.............................           0.46           0.44     1.35     1.87     1.60
       Fully diluted.......................           0.46           0.43     1.33     1.82     1.56
Equivalent Pro-Forma Per Orleans Share:
       Primary.............................           2.93           2.80     8.60    11.91    10.19
       Fully diluted.......................           2.93           2.74     8.47    11.59     9.94
DIVIDENDS PER COMMON SHARE:/(3)/
Historical:
   CNB.....................................        $  0.20        $  0.19  $  0.79  $  0.73  $  0.71
   Orleans.................................           1.27              -     2.50     2.50     2.00
Pro-Forma Combined Per CNB Share...........           0.20           0.19     0.79     0.73     0.71
Equivalent Pro-Forma Per Orleans Share.....           1.27           1.21     5.03     4.65     4.52
BOOK VALUE PER COMMON SHARE:
Historical:
   CNB.....................................        $ 16.16        $ 15.61  $ 15.81  $ 15.55  $ 13.90
   Orleans.................................         114.70         120.30   111.31   116.96   104.85
Pro-Forma Combined Per CNB/Orleans Share...          16.20          15.68    15.84    15.61    14.49
Equivalent Pro-Forma Per CNB/Orleans Share.         103.19          99.88   100.90    99.44    92.30
Pro-Forma Combined Per CNB Share/(2)/......          16.32          16.42    15.95    16.28    14.74
Equivalent Pro-Forma Per Orleans Share.....         103.96         104.60   101.60   103.70    93.89
- --------------

/(1)/ Excludes the cumulative effect of the adoption of SFAS 109, Accounting for
      Income Taxes, which was adopted by CNB and Orleans on January 1, 1993. /(2)/ The pro forma financial information of UFB, the fiscal year-end of which is June 30, has been restated to conform with CNB's fiscal year-end of December 31 by adding the results of UFB for the six-month period ended December 31 to the most recent fiscal year-end information and deducting the results of UFB for the six-month period ended December 31 of the preceding fiscal year.
/(3)/ CNB's pro forma and Orleans' pro forma equivalent dividends per share represent historical dividends per share declared by CNB multiplied by the Conversion Ratio of 6.37 (assuming no downward adjustment).

                            SELECTED FINANCIAL DATA

    The following tables present selected unaudited consolidated historical financial data for CNB and unaudited historical financial data for Orleans and pro forma combined amounts reflecting the Merger. The pro forma amounts assume that the Merger had been effective during the periods presented. The data presented is derived from the consolidated financial statements of CNB and the financial statements of Orleans and should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Prospectus/Proxy Statement and with the unaudited pro forma financial statements included elsewhere in this Prospectus/Proxy Statement. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PRO FORMA FINANCIAL DATA" and "FINANCIAL STATEMENTS OF ORLEANS."

                                    CNB/(1)/

                                             Three Months Ended
                                                 March 31,                              Year Ended December 31,
                                          -----------------------   --------------------------------------------------------------
                                             1995         1994         1994         1993         1992         1991         1990
                                                              (dollars in thousands, except per share data)
Income Statement Data:
- ----------------------
 Interest Income........................  $   55,953   $   44,086   $  195,467   $  177,206   $  187,882   $  212,831   $  205,025
 Interest Expense.......................      26,361       19,699       87,255       86,764       95,950      125,797      129,329
 Net Interest Income....................      29,592       24,387      108,212       96,442       91,932       87,034       75,696
 Provision for Loan Losses..............       1,504        1,302        6,319        3,605        8,960       15,040        8,081
 Noninterest Income.....................       8,893       10,262       37,352       33,910       28,313       26,106       21,927
 Noninterest Expense....................      25,938       23,983       97,707       87,867       81,359       78,963       64,598
 Net Income/(2)/........................       6,985        6,311       26,833       25,966       21,376       13,780       18,414
Per Common Share Data:
- ----------------------
 Net Income/(2)/
   Primary..............................  $     0.47   $     0.44   $     1.82   $     1.82   $     1.52   $     0.98   $     1.33
   Fully diluted........................        0.47         0.42         1.78         1.76         1.48         0.98         1.33
Dividends Declared......................        0.20         0.19         0.79         0.73         0.71         0.68         0.65
Book Value..............................       16.16        15.61        15.81        15.55        13.90        13.05        12.70
Balance Sheet Data at Period End:
- ---------------------------------
 Loans..................................   $1,909,409   $1,681,639   $1,917,982   $1,661,561   $1,401,981   $1,514,317   $1,570,512
 Total Earning Assets...................    2,713,176    2,466,416    2,711,892    2,456,235    2,243,750    2,220,880    2,234,614
 Total Deposits.........................    2,252,341    2,195,719    2,242,643    2,209,078    2,064,367    2,031,312    2,070,083
 Total Shareholders' Equity.............      242,074      226,304      237,260      224,303      195,318      183,974      179,389
 Total Assets...........................    2,904,397    2,658,975    2,919,087    2,654,188    2,450,578    2,427,200    2,451,766
 Total Long-Term Debt...................       60,824       47,057       58,077       50,111       60,477       75,730       61,910
Financial Ratios:
- -----------------
  Return on Average Assets/(3)/.........         0.96%        0.95%        0.96%        1.02%        0.88%        0.57%        0.84%
  Return on Average Common Equity/(3)/..        11.56        11.36        11.52        12.47        11.20         7.48        10.86
  Net Interest Margin/(3)(4)/...........         4.53         4.17         4.30         4.23         4.25         4.13         4.03
  Core Capital (Tier 1) Leverage
   Ratio/(5)/...........................         7.73         7.84         7.51         7.56         7.31         6.74         6.48
  Core Capital (Tier 1) Risk-Based
   Capital Ratio/(6)/...................        11.84        12.06        11.63        11.86        11.47        10.60         9.06
  Net Charge-Offs to Average Loans/(3)/.         0.44         0.21         0.21         0.23         0.50         0.77         0.61
  Allowance for Losses to Loans.........         1.36         1.37         1.39         1.36         1.55         1.33         1.08
  Nonperforming Loans to Loans/(7)/.....         0.81         1.00         0.78         0.95         1.00         1.27         1.19
  Allowance for Losses to
   Nonperforming Loans/(7)/.............       168.51       137.70       177.85       143.69       154.33       104.06        90.43
  Nonperforming Assets to Total
     Assets/(8)/........................         0.61         0.79         0.61         0.80         0.86         1.03         1.13
- -----------

/(1)/ The historical information set forth in the table gives effect to the Recent Acquisitions which were completed after December 31, 1994, and before the date of this Prospectus/Proxy Statement (which were accounted for under the pooling of interests method). See "THE PARTIES -- CNB -- Recent Acquisitions."
/(2)/ Net income excludes the cumulative effect of the change in accounting for income taxes.
/(3)/ Annualized in the case of interim financial information.
/(4)/ Computed by dividing net interest income by average interest earning assets and stated on a fully taxable equivalent basis.
/(5)/ Computed by dividing period-end core capital (tangible equity) by period-
      end tangible assets.
/(6)/ Based on final 1992 standards.
/(7)/ Nonperforming loans include nonaccrual and restructured loans and loans past due 90 days or more.
/(8)/ Nonperforming assets include nonperforming loans and other real estate owned.

                                    ORLEANS


                                               Three Months Ended March 31,                Year Ended December 31,
                                              ------------------------------  --------------------------------------------------
                                                   1995            1994          1994       1993      1992      1991      1990
                                              --------------  --------------  ----------  --------  --------  --------  --------
                                                                    (in thousands, except per share data)
Income Statement Data:
- ---------------------
 Interest Income............................      $ 1,065        $    915      $   3,833   $ 3,754   $ 4,174   $ 4,636   $ 4,816
 Interest Expense...........................          522             403          1,756     1,752     2,147     2,873     3,086
 Net Interest Income........................          543             512          2,077     2,002     2,027     1,763     1,730
 Provision for Loan Losses..................           --              --            300        --        --       500        36
 Noninterest Income.........................           28              30           (132)       42       116        93        85
 Noninterest Expense........................          338             310          1,656     1,303     1,222     1,134       981
 Net Income/(1)/............................          180             195             51       561       695       185       560

Per Common Share Data:
- ----------------------
 Net Income/(1)/............................      $  3.60        $   3.91      $    1.03   $ 11.21   $ 13.89   $  3.70   $ 11.21
 Dividends Declared.........................         1.27              --           2.50      2.50      2.00      2.00      2.00
 Book Value.................................       114.70          120.30         111.31    116.96    104.85     93.85     90.20

Balance Sheet Data at Period End:
- --------------------------------
 Loans......................................      $28,954        $ 27,368      $  28,696   $27,827   $26,154   $24,180   $22,609
 Total Earning Assets.......................       55,765          54,550         56,401    55,044    53,448    52,302    50,992
 Total Deposits.............................       51,801          50,491         53,185    50,454    50,711    49,401    48,502
 Total Shareholders' Equity.................        5,735           6,015          5,565     5,848     5,242     4,692     4,510
 Total Assets...............................       57,832          56,682         58,965    57,238    56,120    54,358    53,381
 Total Long-Term Debt.......................           --              --             --        --        --        --        --

Financial Ratios:
- ----------------
 Return on Average Assets/(2)/..............         1.23%           1.37%          0.09%     1.04%     1.26%     0.34%     1.09%
 Return on Average Common Equity/(2)/.......        12.62           12.95           0.83     10.44     13.83      3.91     12.91
 Net Interest Margin/(2)(3)/................         4.38            4.28           4.29      4.23      4.34      3.85      4.04
 Core Capital (Tier 1) Leverage Ratio/(4)/..         9.92           10.61           9.44     10.22      9.34      8.63      8.45
 Core Capital (Tier 1) Risk-Based
   Capital Ratio/(5)/.......................        17.26           18.39          16.46     19.74     18.11     17.20     17.17
 Net Charge-Offs to Average Loans/(2)/......        (0.28)           0.07           0.50     (0.14)    (0.37)     2.25      0.12
 Allowance for Losses to Loans..............         2.03            1.47           1.98      1.47      1.43      1.19      1.29
 Nonperforming Loans to Loans/(6)/..........         0.47            0.12           0.07      0.68      0.79      1.34      4.11
 Allowance for Loan Losses to
   Nonperforming Loans/(6)/.................       435.56         1185.29       2,704.76    215.87    180.19     88.89     31.32
 Nonperforming Assets to Total
   Assets/(7)/..............................         0.23            0.17           0.04      0.40      0.59      0.63      1.78
- ---------------------------


/(1)/ Net income excludes the cumulative effect of change in accounting for income taxes.
/(2)/  Annualized in the case of interim financial data.
/(3)/ Computed by dividing net interest income by average interest-earning assets and stated on a fully taxable equivalent basis.
/(4)/ Computed by dividing period-end core capital (tangible equity) by period-end tangible assets.
/(5)/  Based on final 1992 standards.
/(6)/ Nonperforming loans include nonaccrual and restructured loans and loans past due 90 days or more.
/(7)/ Nonperforming assets include nonperforming loans and other real estate owned.

                PRO FORMA COMBINED SELECTED FINANCIAL DATA/(1)/


                                                             Three Months Ended
                                                                 March 31,                 Year Ended December 31,
                                                          ------------------------  -------------------------------------
                                                             1995         1994         1994         1993         1992
                                                                  (dollars in thousands, except per share data)
INCOME STATEMENT DATA:                                    $   66,652   $   52,570   $  231,926   $  215,435   $  229,930
   Interest Income......................................      33,196       24,497      108,378      102,339      121,208
   Interest Expense.....................................      33,456       28,073      123,548      113,096      108,722
   Net Interest Income..................................       1,554        1,385        8,384        3,934        9,200
   Provision for Loan Losses............................      10,043       12,074       41,685       43,213       36,564
   Non-interest Income..................................      29,338       27,654      116,690      103,905       97,584
   Non-interest Expense.................................       8,059        7,531       23,492       31,840       26,954
   Net Income /(2)/.....................................
Per Common Share Data:
- ----------------------
   Net Income/(2)/
       Primary..........................................  $     0.46   $     0.44   $     1.35   $     1.87   $     1.60
       Fully diluted....................................        0.46         0.43         1.33         1.82         1.56
   Dividends Declared...................................        0.20         0.19         0.79         0.73         0.71
   Book Value...........................................       16.32        16.42        15.95        16.28        14.74
Balance Sheet Data at Period End:
- ---------------------------------
   Loans................................................  $2,140,810   $1,884,604   $2,140,380   $1,867,869   $1,616,644
   Total Earning Assets.................................   3,291,020    2,957,747    3,280,681    2,984,161    2,742,669
   Total Deposits.......................................   2,663,293    2,636,517    2,649,910    2,643,300    2,494,378
   Total Shareholders' Equity...........................     285,582      278,899      279,509      275,479      244,667
   Total Assets.........................................   3,514,770    3,184,918    3,528,498    3,219,196    2,981,956
   Total Long-Term Debt.................................      60,824       47,057       58,077       50,111       60,477
Financial Ratios:
- -----------------
   Return on Average Assets/(3)/........................        0.91%        0.95%        0.70%        1.02%        0.91%
   Return on Average Common Equity/(3)/.................       11.24        10.99         8.30        12.33        11.36
   Net Interest Margin/(3)(4)/..........................        4.21         3.97         4.07         4.04         4.09
   Core Capital (Tier 1) Leverage Ratio/(5)/............        7.74         8.13         7.61         7.82         7.66
   Core Capital (Tier 1) Risk-Based Capital Ratio/(6)/..       12.72        13.38        12.54        13.06        12.71
   Net Charge-Offs to Average Loans/(3)/................        0.39         0.20         0.23         0.21         0.44
   Allowance for Losses to Loans........................        1.33         1.29         1.36         1.28         1.41
   Nonperforming Loans to Loans/(7)/....................        0.74         0.90         0.71         0.87         0.90
   Allowance for Loan Losses to
       Nonperforming Loans/(7)/.........................      180.68       144.03       191.88       147.41       156.87
   Nonperforming Assets to Total Assets/(8)/............        0.53         0.70         0.54         0.72         0.77

___________________________

/(1)/ The pro forma information set forth in this table gives effect to the Recent Acquisitions which were completed after December 31, 1994, and before the date of this Prospectus/Proxy Statement and which were accounted for under the pooling of interests method (see "PARTIES --CNB-- Recent Acquisitions") and to one additional separate transaction, the acquisition of UFB, that is presently pending which is expected to be accounted for under the pooling of interest method (see "PARTIES -- CNB -- Pending Acquisitions"). The information for UFB, the fiscal year-end of which is June 30, has been restated to conform with CNB's fiscal year-end of December 31 by adding the results of UFB for the six-month period ended December 31 to the most recent fiscal year-end information and deducting the results of UFB for the six-month period ended December 31 of the preceding fiscal year.
/(2)/ Net income excludes the cumulative effect of the change in accounting for income taxes.
/(3)/ Annualized in the case of interim financial information.
/(4)/ Computed by dividing net interest income by average interest-earning assets and stated on a fully taxable equivalent basis.
/(5)/ Computed by dividing period-end core capital (tangible equity) by period-
      end tangible assets.
/(6)/ Based on final 1992 standards.
/(7)/ Nonperforming loans include nonaccrual and restructured loans and loans past due 90 days or more.
/(8)/ Nonperforming assets include nonperforming loans and other real estate owned.

                                SPECIAL MEETING


DATE, TIME AND PLACE

     This Prospectus/Proxy Statement is being furnished to shareholders of Orleans in connection with the solicitation of proxies by the Board of Directors of Orleans for use at the Special Meeting to be held at the office of Orleans located at 200 South Maple Street, Orleans, Indiana on August 3, 1995, at
10:00 a.m., local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, the shareholders of Orleans will consider and vote upon the Reorganization Agreement providing for the Merger of Interim Bank with and into Orleans. In addition, shareholders of Orleans may be asked to vote on a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Reorganization Agreement.

     This Prospectus/Proxy Statement, the attached Notice of Special Meeting and the Proxy Card are first being sent to shareholders of Orleans on or about
July 5, 1995.

RECORD DATE

     The Board of Directors of Orleans has fixed the close of business on June 19, 1995, as the record date for the determination of shareholders of Orleans Common to receive notice of and to vote at the Special Meeting. On the record date there were 50,000 shares of Orleans Common outstanding. Only holders of shares of Orleans Common of record on the record date are entitled to vote at the Special Meeting. No shares of Orleans Common can be voted at the Special Meeting unless the record holder is present in person or represented by proxy at the Special Meeting.

VOTE REQUIRED

     The affirmative vote of a majority of the outstanding shares of Orleans Common entitled to vote thereon is required to approve the Merger and the Reorganization Agreement. As a result, abstentions from voting will have the same effect as votes against the Merger and the Reorganization Agreement. Each holder of Orleans Common is entitled to one vote per share of Orleans Common.
As of the record date, the directors and executive officers of Orleans and their affiliates have the power to vote a total of 25,550 shares of Orleans Common, or 51.1% of the shares outstanding. Although the executive officers and directors of Orleans and their affiliates are not contractually obligated to vote their shares of Orleans Common in favor of the Reorganization Agreement, if, as management of Orleans expects, all such shares are voted in favor of the Reorganization Agreement, the executive officers and directors of Orleans and their affiliates will have the ability to approve the Merger without the vote of the remaining shareholders of Orleans.

     For information regarding the shares of Orleans Common beneficially owned, directly or indirectly, by each director and executive officer of Orleans and by all directors and officers of Orleans as a group, see "INFORMATION ABOUT ORLEANS
- -- Security Ownership of Management of Orleans."

     In the event that the Merger and Reorganization Agreement are not approved by the requisite vote of the shareholders of Orleans, Orleans must pay to CNB the sum of $500,000. See "MERGER --Termination Fee."

     As of the record date, directors and executive officers of CNB did not own beneficially any shares of Orleans Common.

VOTING AND REVOCATION OF PROXIES

     Proxies for use at the Special Meeting accompany this Prospectus/Proxy Statement. A shareholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the Special Meeting. Shares of Orleans Common represented by a proxy properly signed and returned to Orleans at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned and the manner of voting is not indicated on the proxy, any shares of Orleans Common represented by such proxy will be voted FOR the Merger and the Reorganization Agreement and FOR the proposal regarding adjournment or postponement. Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Merger and the Reorganization Agreement, by filing with the Cashier of Orleans a written revocation or a duly executed proxy bearing a later date. A holder of Orleans Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.

SOLICITATION OF PROXIES

     In addition to solicitation of proxies from shareholders of Orleans Common by use of the mail, proxies also may be solicited by personal interview, telephone and wire by directors, officers and employees of Orleans, who will not be specifically compensated for such services. All costs of soliciting proxies, assembling and mailing this Prospectus/Proxy Statement and all papers which now accompany or hereafter may supplement the same will be borne by Orleans.
Orleans reserves the right to engage an outside party to solicit proxies and to pay special compensation for that purpose.

     CNB and Orleans have agreed to share in the expense of preparation of this Prospectus/Proxy Statement and CNB will bear the entire cost of printing this Prospectus/Proxy Statement and all S.E.C. and other regulatory filing fees incurred in connection therewith.


                                    PARTIES

CNB

          GENERAL

    CNB was organized in January 1984, as a one-bank holding company for The Citizens National Bank of Evansville ("Citizens Bank"). CNB is a multi-bank holding company headquartered in Evansville, Indiana, where Citizens Bank, which remains the largest and lead bank of CNB's financial subsidiaries, conducts its principal operations. As of March 31, 1995, CNB had consolidated assets of $2.9 billion, deposits of $2.2 billion, loans of $1.9 billion and shareholders' equity of $242 million.

    The business of CNB consists primarily of the ownership, supervision and control of its subsidiaries. CNB provides its subsidiaries with advice, counsel and specialized services in various fields of financial and banking policy and operations. Through the 81 full-service banking offices and 25 consumer finance offices of its financial and non-banking subsidiaries, CNB provides commercial, retail and correspondent banking, mortgage servicing, trust, data processing, cash management and related financial services to customers in southern, west central and central Indiana, western Kentucky, southern Illinois and the suburban Louisville, Kentucky area. CNB's non-banking subsidiaries include Citizens Information Systems, Inc., which provides data processing and information services to banks and businesses in Indiana, Kentucky and Illinois; Citizens Life Assurance Company, which underwrites credit life and disability insurance for CNB's financial subsidiaries and Citizens Realty and Insurance Inc., which sells property and casualty insurance as an independent agent.

    While CNB continues to standardize its corporate policies and procedures and centralize administrative functions to provide more efficient and cost-effective operations support for its financial subsidiaries, its management philosophy is to afford its financial subsidiaries adequate flexibility to respond to varying local market conditions and local customers and community needs. This philosophy allows the management of CNB's financial subsidiaries to better meet the banking needs of their customers by taking advantage of the additional resources, services and efficiencies available to them as members of CNB's multi-bank organization, but in the manner best suited for their local conditions.

    CNB's growth since its formation has resulted principally from acquisitions. Management anticipates that CNB will continue to pursue expansion through future acquisitions. It is anticipated that potential candidates for acquisition in the near term would be located in southern and central Indiana, western Kentucky and southern Illinois. In addition, CNB may engage in new activities as law and regulations permit.

    Interim Bank is a recently formed wholly owned subsidiary of CNB which will be used to facilitate the Merger. Interim Bank engages in no other business.

     RECENT ACQUISITIONS

          King City Federal Savings Bank

    On February 1, 1995, CNB acquired, for shares of CNB Common, all of the issued and outstanding shares of King City, a federally chartered savings bank headquartered in Mount Vernon, Illinois. The acquisition was accounted for under the pooling of interests method of accounting. As of December 31, 1994, King City had assets of $172.1 million, deposits of $161.0 million and shareholders' equity of $8.2 million.

          Harrisburg Bancshares, Inc.

    On February 10, 1995, CNB acquired, for shares of CNB Common, all of the issued and outstanding shares of HBI and all of the issued and outstanding shares of its subsidiary bank, Harrisburg National. The acquisition was accounted for under the pooling of interests method of accounting. As of December 31, 1994, HBI had assets of $110.4 million, deposits of $95.3 million and shareholders' equity of $5.7 million.

     PENDING ACQUISITIONS

          UF Bancorp, Inc.

     On December 12, 1994, CNB entered into an Agreement and Plan of Merger (the "UFB Agreement") to acquire UFB. UFB is a publicly held, savings and loan holding company headquartered in Evansville, Indiana, that, through its wholly owned subsidiary, Union Federal Savings Bank ("Union Federal"), operates 16 offices in Indiana, Illinois and Kentucky and engages in mortgage banking activities through Union Financial Corp., which is a wholly owned subsidiary of Union Federal. At March 31, 1995, UFB had assets of $553.0 million, deposits of $359.2 million, net loans receivable of $200.5 million and shareholders' equity of $38.7 million. CNB anticipates that Union Federal would be merged with Citizens Bank and that the offices of Union Federal located outside of the Evansville, Indiana area would be combined with bank subsidiaries of CNB in those markets. The Board of Directors of CNB believes that the acquisition of UFB would be a natural and desirable extension of its banking franchise in Indiana, Illinois and Kentucky.

     Under the terms of the UFB Agreement, each share of UFB common stock will be converted into the right to receive 1.366 shares of CNB Common (the "UFB Conversion Ratio"), subject to possible adjustments as described below, plus cash in lieu of fractional shares. The UFB Agreement provides that if the CNB Average Price (as described below) is less than $26.66, then the UFB Conversion Ratio will be increased to equal the product of (i) 1.366 and (ii) the quotient of $26.66 divided by the CNB Average Price, and if the CNB Average Price is more than $36.06, then the UFB Conversion Ratio will be decreased to equal the product of (i) 1.366 and (ii) the quotient of $36.06 divided by the CNB Average Price. As used in the UFB Agreement, the term "CNB Average Price" means the average of the per share closing prices of a share of CNB Common as reported on Nasdaq during the twenty business day period preceding the fifth calendar day preceding the date on which the transactions described in the UFB Agreement are consummated. CNB would exchange approximately 2.4 million shares of CNB Common for all of the stock of UFB (including shares issued for stock options). Assuming the UFB Conversion Ratio is 1.366 shares of CNB Common for each share of UFB common stock (which number is subject to possible adjustment as described above), the shares of CNB Common to be issued in connection with the acquisition of UFB would constitute approximately 13.8% of the outstanding shares of CNB Common, assuming consummation of the Merger and the consummation of the UFB acquisition.

     The acquisition of UFB, which is expected to be completed in the third quarter of 1995, is subject to various conditions, including approval of the UFB Agreement by the requisite vote of the shareholders of UFB and approval of the acquisition by various federal and state bank regulatory agencies. Regulatory applications have been filed. The UFB Agreement also contains certain provisions pursuant to which, under certain circumstances, either CNB or UFB may terminate the UFB Agreement.

     There can be no assurance that all necessary regulatory approvals will be obtained or that all conditions to the UFB Agreement will be satisfied such that the acquisition of UFB will be consummated. The Merger is not conditioned upon consummation of the UFB acquisition.

     UFB's audited balance sheets for the years ended June 30, 1994 and 1993 and audited statements of income and cash flows for the three years ended June 30, 1994, as contained in UFB's Annual

Report on Form 10-K/A for the fiscal year ended June 30, 1994, are incorporated herein by reference to CNB's Current Report on Form 8-K, dated June 15, 1995 and UFB's interim period balance sheets and statements of income and cash flows for the nine-month periods ended March 31, 1995 and 1994, as contained in UFB's Quarterly Report on Form 10-Q/A (Second Amendment) for the quarter ended March 31, 1995, are incorporated herein by reference to CNB's Current Report on Form 8-K, dated June 26, 1995. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

          Household Bank, f.s.b. Branches

     On April 7, 1995, Citizens Bank of Western Indiana, a wholly owned subsidiary of CNB headquartered in Terre Haute, Indiana, entered into a Purchase and Assumption Agreement to acquire certain assets and assume certain liabilities of four branch offices of Household Bank, f.s.b., located in west-central Indiana. The total amount of deposits to be assumed is approximately $80 million. There can be no assurance that all necessary regulatory approvals will be obtained or that all conditions to the Purchase and Assumption Agreement will be satisfied such that the purchase and assumption transaction will be consummated. The Merger is not conditioned upon consummation of the purchase and assumption transaction.

     Additional information concerning CNB is included in the CNB documents incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

ORLEANS

     Orleans is an Indiana chartered commercial bank which assumed all of the assets of the National Bank of Orleans on January 14, 1933 and has since continued in business without interruption. Orleans provides commercial and retail banking services from its office in Orleans, Indiana to the Orleans, Indiana community and surrounding area. These services include accepting demand, savings and time deposits; making commercial, agricultural, consumer and real estate loans; administering trusts and estates; and providing other services relating to the general commercial banking business. At March 31, 1995, Orleans had assets of $57.8 million, deposits of $51.8 million, loans of $28.9 million and shareholders' equity of $5.7 million. See "INFORMATION ABOUT ORLEANS."


                                     MERGER

     The following summary is qualified in its entirety by reference to the full text of the Reorganization Agreement, which is attached as Exhibit A hereto and incorporated by reference herein.

BACKGROUND OF MERGER

     During June, 1994, after Orleans was notified that its data processing service provider had determined to discontinue providing such services to Orleans, Orleans' management formed a committee and began searching for alternative data processing service providers. During this search, the President of Orleans was introduced to a senior officer of CNB by a relative of one of the Orleans directors. During this meeting, CNB expressed an interest in pursuing a possible business combination with Orleans.

     The President of Orleans discussed CNB's expression of interest with the Board of Directors of Orleans on July 12, 1994. The Board authorized the President to continue discussions with CNB concerning a possible business combination. On July 14, 1994, representatives of CNB conducted preliminary due diligence in Orleans, Indiana. Following its preliminary due diligence, on August 24, 1994, CNB sent Orleans a non-binding letter of intent outlining the terms of a proposed business combination with Orleans. The Board of Directors of Orleans reviewed the non-binding letter of intent on August 29, 1994.

     At its meeting on August 29, 1994, the Board of Directors of Orleans determined that, in order to fully assess CNB's offer and compare it to similar transactions, it was in the best interests of Orleans' shareholders to retain the services of an investment banking firm. After interviewing two investment banking firms, on September 8, 1994, Orleans retained David A. Noyes & Company to provide an opinion of Orleans estimated value in a merger. Further, if Orleans decided to proceed with a merger transaction, David A. Noyes & Company agreed to assist Orleans in negotiating the price and terms with CNB as well as to provide a fairness opinion concerning CNB's offer. See "MERGER -- Opinion of Financial Advisor."

     The Board of Directors of Orleans sought the advice of David A. Noyes & Company on various aspects of CNB's August 24, 1994 non-binding letter of intent. The activities of David A. Noyes & Company included (i) on-site due diligence at Orleans and CNB including review of Orleans' off-balance sheet items which may not have been fully considered by CNB in its initial offer (which included certain charged-off loans, the perceived excess of fair value of premises and equipment over book value, and tax credit carry forwards); (ii) discussions with members of the Board of Directors and management of Orleans with respect to desired pricing and terms, including advice on accepting a fixed exchange ratio as opposed to a fixed market value per share, timing of events leading to consummation of the acquisition, handling of personnel, environmental, audit and other transitional issues; (iii) a review of comparable transactions in the Midwest from January 1, 1992 through September 8, 1994; (iv) a review of other potential acquirors; (v) consideration of the structure and terms of prior CNB acquisitions, including CNB's requirement for pooling of interests accounting treatment; and (vi) calculation of the impact of the merger on CNB's earnings per share and dividends to Orleans shareholders.

     On September 13, 1994, Orleans received David A. Noyes & Company's opinion concerning the estimated value of Orleans. The opinion indicated that Orleans' value in an acquisition would be in a range of $190 to $205 per share, and that the financial terms of the non-binding letter of intent submitted by CNB on August 24, 1994, were within that range. The Board thereafter authorized management to contact CNB and pursue negotiating the terms of a definitive merger agreement.

     Orleans and its respective advisors, including David A. Noyes & Company, met representatives of CNB in Evansville, Indiana, on September 16, 1994 to commence negotiation of the terms of a definitive merger agreement.
Negotiations continued for several weeks thereafter. During these negotiations, representatives of Orleans, including David A. Noyes & Company, and CNB discussed the amount of the Conversion Ratio (see "MERGER -- Conversion Ratio") and several issues which were not specifically addressed in the non-binding letter of intent submitted by CNB. These other issues included (i) the amount of dividends payable by Orleans to its shareholders during the pendency of the transaction (see "MERGER -- Certain Other Agreements -- Dividends"); (ii) the terms of the environmental remediation of certain of Orleans' real property (see "MERGER -- Certain Other Agreements -- Environmental Remediation and Investigation"); (iii) the amount and method of calculating the Orleans Closing Book Value (see "MERGER -- Conversion Ratio"); (iv) the post-closing status of employees and officers of Orleans (see "MERGER -- Effect on Employee Benefit Plans"), and (iv) the possibility of employment and/or severance agreements for the Chief Executive Officer and Executive

Vice President of Orleans (although no such employment or severance agreements were entered into in connection with the Merger). On October 18, 1994, the Orleans Board of Directors approved and executed the Reorganization Agreement and on May 5, 1995, the Reorganization Agreement was amended to extend the date by which either party may terminate the Reorganization Agreement from July 31, 1995 to September 30, 1995. See "MERGER -- Termination or Abandonment."

REASONS FOR MERGER

     ORLEANS

     Among other things, the substantial and rapid changes in the banking industry in general, and in Indiana specifically, prompted Orleans' consideration of CNB's merger proposal. The significant increase in bank regulatory burdens in the recent past has made it increasingly difficult for Orleans to generate a reasonable profit or to achieve the economies of scale necessary to adequately or efficiently bear these increasing regulatory costs.

     Developments in the financial services industry generally have led to further increases in competition for bank and financial services. Indiana banking laws historically restricted the rights of bank holding companies with principal offices in Indiana from owning banks located throughout the state and from acquiring or affiliating with banks or bank holding companies located in other states. In recent years, however, Indiana laws have been amended to expand the intrastate and interstate acquisition rights of Indiana banks and bank holding companies, subject to certain limitations. These statutory and other changes have contributed to increased acquisition activity among financial institutions located in Indiana and other states, resulting in greater competition for community banks.

     In response to these competitive and regulatory factors and after evaluation of financial, economic, legal and market considerations, the Orleans Board of Directors unanimously approved the Merger as being in the best interests of Orleans and its shareholders. In taking such action Orleans Board of Directors specifically considered, without limitation, the following factors: the adequacy, past levels and stability of the per share market value, book value, earnings and dividends of CNB Common; the anticipated tax-free nature of the Merger to Orleans shareholders who receive CNB Common in exchange for their shares of Orleans Common; the possibility of increased liquidity through ownership of CNB Common as compared to Orleans Common because CNB Common is traded in the over-the-counter market and is reported on Nasdaq; the timeliness of a merger given the state of the economy and the stock markets and anticipated trends in both; information concerning the financial condition, earnings, dividend payment records and business management prospects of Orleans and CNB, as separate institutions and as combined; the amount and form of consideration offered by CNB for Orleans Common; regulatory requirements and the length of time required to complete the proposed merger; the terms of other reported bank acquisitions which occurred in the midwestern United States in the prior year; and the fairness opinion of the firm of David A. Noyes & Company.

     The Board of Directors of Orleans also considered the impact of the proposed transaction on its customers and employees and the community served by Orleans. CNB's continuing commitment to the communities served by institutions CNB previously acquired was also examined. From the standpoint of Orleans' customers, more products and services would become available because of CNB's greater resources.

     Based upon the foregoing factors, the Board of Directors concluded that it was advantageous to affiliate with CNB. The importance of the various factors relative to one another cannot precisely be determined or stated.

     Certain members of the management and Boards of Directors of Orleans have interests in the Merger that are in addition to the interests of shareholders of Orleans generally. See "MERGER--Interests of Certain Persons in Merger."

     CNB

     The Board of Directors of CNB believes that the acquisition of Orleans would be a natural and desirable addition to CNB's banking franchise in southern and central Indiana.

RECOMMENDATION OF ORLEANS BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF ORLEANS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF THE SHAREHOLDERS OF ORLEANS AND, ACCORDINGLY, RECOMMENDS THAT HOLDERS OF ORLEANS COMMON VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT.

OPINION OF FINANCIAL ADVISOR

     David A. Noyes & Company was engaged in September 1994 to act as Orleans' financial advisor in connection with Orleans' interest in evaluating an offer that had been received from CNB and negotiating a merger or acquisition. In connection with that engagement, David A. Noyes & Company agreed to provide to Orleans, among other things, (i) its estimation of Orleans' value in a merger or acquisition; (ii) its assistance in negotiating the price and terms of a proposed affiliation with CNB; and (iii) in the event of a transaction with CNB, an opinion as to the fairness, from a financial perspective, of the terms of the Merger with respect to the shareholders of Orleans.

     David A. Noyes & Company, established in 1908, is a member of the New York Stock Exchange and has offices located in Chicago and Indianapolis. Through its network of five offices and 65 brokers, the firm maintains Nasdaq markets and investment services for individual and institutional clients. As a part of its investment banking business, David A. Noyes & Company/Capital Markets Group, a division of David A. Noyes & Company, is regularly engaged in reviewing the fairness of bank acquisition transactions from a financial perspective and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, and other transactions. Neither David A. Noyes & Company nor any of its principals has a material financial interest in Orleans or CNB. David A. Noyes & Company was selected to advise the Orleans Board of Directors based upon its familiarity and experience with Indiana financial institutions and its knowledge of the banking industry as a whole.

     David A. Noyes & Company has acted and continues to act as a market maker in the stock of CNB. It has also pursued certain acquisitions for CNB, although no acquisitions have resulted from such pursuits. David A. Noyes & Company represented an organization in connection with its 1992 sale to CNB and was one of the underwriters involved in CNB's sale of debt securities in 1991. David A. Noyes & Company does not believe that its past and present business relationships with CNB, which are in the ordinary course of its business and, in terms of revenue, are insignificant to the firm's gross revenues, constitute a conflict of interest in connection with its representation of Orleans in the Merger.

     David A. Noyes & Company performed certain valuation analyses, as described below, in connection with its determination, as discussed with the Directors of Orleans at their September 13, 1994 meeting, that the value of Orleans in an acquisition would be within a range of $190 and $205 per share. David A. Noyes & Company confirmed the continued accuracy of these valuation analyses, and relied upon such analyses, in connection with the issuance of its written fairness opinions dated October 18, 1994 (the date of the Reorganization Agreement) and reaffirmed as of the date of mailing of this Prospectus/Proxy Statement, to the effect that the terms of the Merger are fair to Orleans' shareholders from a financial point of view. One of the conditions to the obligation of Orleans to consummate the Merger is that David A. Noyes & Company shall not have withdrawn, on or before the date of this Prospectus/Proxy Statement, its fairness opinion dated October 18, 1994. See "MERGER-- Conditions to Consummation of Merger." After (i) reviewing its analyses described below (using the same data (through September 8, 1994)), (ii) evaluating the performance of CNB's common stock and the performance of other bank and bank holding company stocks generally from the date of the original fairness opinion to the date of this Prospectus/Proxy Statement, and (iii) reviewing, in the ordinary course of its investment banking business, bank and bank holding company acquisitions subsequent to September 8, 1994, David A. Noyes & Company reaffirmed its previous fairness opinion by issuing a fairness opinion dated as of the date of this Prospectus/Proxy Statement. As a result, the condition to the Merger described above has been satisfied. The fairness opinion dated as of the date of this Prospectus/Proxy Statement, which is attached as Exhibit B to this Prospectus/Proxy Statement, is substantively identical to the fairness opinion dated October 18, 1994, and should be read in its entirety.

     In connection with determining the valuation range of Orleans, rendering the fairness opinions and preparing its various written and oral presentations to Orleans' Board of Directors, David A. Noyes & Company performed a variety of financial analyses, including those summarized below. In connection with the foregoing, David A. Noyes & Company reviewed (i) the Reorganization Agreement between Orleans and CNB; (ii) the most recent external auditor's reports to the Boards of Directors of each organization; (iii) CNB's annual report for the year ended December 31, 1994 and interim SEC reports; (iv) interim balance sheets and income statements for each organization; (v) loan, investment, and deposit summaries for each organization; (vi) rate sensitivity analysis reports for each organization; (vii) analysis of the adequacy of the allowance for loan losses for each organization; (viii) each organization's internal loan classification list; (ix) a listing of unfunded letters of credit and any other off-balance sheet risks for each organization; (x) Orleans' budget and tax returns; (xi) Board of Director minutes for each organization; and (x) other documents deemed relevant.

     In addition, David A. Noyes & Company discussed with Orleans' and CNB's management the relative operating performance and future prospects of each organization. David A. Noyes & Company considered certain financial and stock market data of Orleans and CNB, and compared that data with similar data for certain other Indiana-based, publicly-held banks and bank holding companies. David A. Noyes & Company also considered the financial terms of selected Midwest bank and bank holding company transactions that have recently been announced. David A. Noyes & Company also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, David A. Noyes & Company did not independently verify the foregoing information and relied on such information being complete and accurate in all material respects.
Financial forecasts prepared by David A. Noyes & Company were based on assumptions believed by David A. Noyes & Company to be reasonable and to reflect currently available information. David A. Noyes & Company did not make independent evaluation or appraisal of the assets of Orleans or CNB. David A. Noyes & Company was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Orleans.

     The summary set forth below does not purport to be a complete description of the analyses performed by David A. Noyes & Company. The preparation of the fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, David A. Noyes & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses, and the facts considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, David A. Noyes & Company made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Orleans' or CNB's control. The analyses performed by David A. Noyes & Company are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     Acquisition Market Comparison Analysis. David A. Noyes & Company reviewed all Midwest bank and bank holding company acquisition transactions announced between January 1, 1992 and September 8, 1994 in which the seller's assets were under $100 million, which specifically included 145 transactions in 13 states. The purpose of the analysis was to obtain a valuation range based on these other Midwest bank and bank holding company acquisition transactions. Because the reasons for and circumstances surrounding each of the transactions analyzed were diverse and because of the inherent differences between the operations of Orleans, CNB and the selected companies, David A. Noyes & Company focused on the median acquisition prices in these selected transactions. Multiples of earnings and book values implied by the selected transactions were utilized in obtaining a range for the acquisition value of Orleans. The median acquisition prices for the 145 Midwest bank and bank holding company acquisition transactions, expressed as multiples of book value, tangible book value and earnings, were 1.50, 1.51 and 13.17, respectively. Based on Orleans' book and tangible book value per share of $125.83 and four quarter trailing earnings of $15.55, the median multiples of book value, tangible book value and earnings would indicate a value of $189.36, $190.41 and $204.79 per share, respectively.

     Of the 145 Midwest bank and bank holding company transactions reviewed, 55 involved seller's assets between $35 million and $75 million. The median acquisition prices for the 55 Midwest bank and bank holding company acquisitions, expressed as multiples of book value, tangible book value and earnings, were 1.63, 1.67 and 13.14, respectively. Based on Orleans' book and tangible book value per share of $125.83 and four quarter trailing earnings of $15.55, the median multiples of book value, tangible book value and earnings would indicate a value of $204.94, $209.57 and $204.33 per share, respectively.

     In addition to comparing the relationship of price to book value and earnings, David A. Noyes & Company compared measures of financial performance, financial strength and asset quality. Orleans' relative financial performance is indicated by its return on average assets and equity of 1.23% and 11.97%, respectively, compared to 1.02% and 12.29% for the 55 Midwest bank and bank holding company transactions with sellers assets between $35 million and $75 million. Orleans' relative financial strength is indicated by its tangible equity to assets percentage of 10.91% compared to 8.61% for the 55 Midwest bank and bank holding company transactions with sellers' assets between $35 million and $75 million. Orleans' relative asset quality is indicated by its non-performing assets to assets percentage of 0.35% compared to 0.95% for the 55 Midwest bank and bank holding company transactions with sellers' assets between $35 million and $75 million.

     David A. Noyes & Company believes that, while the results of each analyses described above with respect to the selected Midwest bank and bank holding company transactions are consistent with its opinion that the value of Orleans in an acquisition would be between $190 and $205, a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the Merger because no organization or transaction used in the above analyses as a comparison is identical to Orleans, CNB or the contemplated transaction. Therefore, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the organizations and other factors that could affect the value of such organizations.

     Specific Acquisition Analysis. David A. Noyes & Company valued Orleans based on an acquisition analysis assuming a "breakeven" scenario to CNB as to earnings dilution, given certain assumptions. Based on this analysis CNB could have been expected to be able to pay $200 per share of Orleans Common, which is within the valuation range for Orleans determined by David A. Noyes & Company. This analysis was based on the assumption that CNB was willing to accept no earnings impact to consolidated net income in the initial year, a funding cost of 7%, a 35% tax rate, amortization of the acquisition premium over fifteen years and a projected earnings level for Orleans of $626,000 in 1994.

     The fairness opinion is directed only to the questions of whether the consideration to be received by Orleans shareholders under the Reorganization Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any Orleans shareholder to vote in favor of the Merger. No limitations were imposed on David A. Noyes & Company regarding the scope of its investigation or otherwise by Orleans.

     Based on the results of the various analyses described above, the Conversion Ratio and the market value of CNB Common, David A. Noyes & Company concluded that the consideration to be received by Orleans shareholders under the Reorganization Agreement is fair and equitable from a financial perspective.

     As compensation for its services in connection with the Merger, including the rendering of the fairness opinions, Orleans paid David A. Noyes & Company $5,000 on engagement, $49,378.69 upon the signing of the Reorganization Agreement and has agreed to pay David A. Noyes & Company an additional $49,378.69 upon consummation of the Merger. Orleans has agreed to reimburse David A. Noyes & Company for its reasonable out-of-pocket expenses. Orleans and David A. Noyes & Company have agreed to indemnify and hold each other harmless against certain liabilities arising from or relating to the advice given or services rendered in connection with the Merger. Although approximately one-half of the compensation payable by Orleans to David A. Noyes & Company in connection with the Merger is payable only upon the successful completion of the transaction, David A. Noyes & Company believes that such a fee structure, which is customary in transactions such as the Merger where an investment banking firm has been retained, does not constitute a conflict of interest, or would otherwise affect the objectivity of David A. Noyes & Company, in connection with its representation of Orleans in the Merger.


FORM OF MERGER

     The Reorganization Agreement provides that Interim Bank, which is a wholly owned subsidiary of CNB, will merge into Orleans, and Orleans will be the surviving bank. Upon consummation of the Merger, Orleans will be a wholly owned subsidiary of CNB.

CONVERSION RATIO

     The Reorganization Agreement provides that each share of Orleans Common, other than any shares held by any shareholder properly exercising dissenters' rights under the Indiana Banking Law, will be converted, in the Merger, into the right to receive the number of shares of CNB Common equal to the Conversion Ratio (together with any cash payment in lieu of fractional shares, as described below). The Conversion Ratio is equal to 6.37 shares of CNB Common for each share of Orleans Common, provided, however, that if the Orleans Closing Book Value is less than $6,167,000, then the Conversion Ratio will be reduced so as to equal the product of (i) 6.37 and (ii) the quotient of the Orleans Closing Book Value divided by $6,167,000. In no event will the Conversion Ratio exceed
6.37 shares of CNB Common for each share of Orleans Common.

     The term "Orleans Closing Book Value" means the amount of the shareholders' equity accounts of Orleans, as of the end of the month immediately preceding the Effective Time, determined in accordance with GAAP consistently applied with the year ended December 31, 1993, but excluding for this purpose any adjustments to the shareholders' equity accounts solely as a result of (A) marketable securities classified as Available for Sale in accordance with FAS 115, and (B) the Structured Notes Divestiture (as defined below; see "MERGER -- Certain Other Agreements -- Other Orleans Agreements"), less (i) the amount, if any, by which the allowance for credit losses account of Orleans, as of the end of the month immediately preceding the Effective Time, is less than $391,000 (which will be determined exclusive of any increase in the allowance taken by Orleans at the written request of CNB pursuant to the Reorganization Agreement), less (ii) the amount of any increase in the shareholders' equity accounts of Orleans resulting from or attributable to the sale of securities held on and sold after June 30, 1994 or any transactions or accounting adjustments not in the ordinary course of business effected or completed after June 30, 1994, plus (iii) any reduction of shareholders' equity theretofore recorded solely as a result of accruals, reserves or charges taken by Orleans at the written request of CNB pursuant to the Reorganization Agreement (other than any reduction of shareholders' equity resulting from (a) audit fees incurred and expended by Orleans between the date of the Reorganization Agreement and the Closing Date, (b) fees incurred and expended by Orleans to obtain the environmental investigations referred to in the Reorganization Agreement (see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation"), and (c) fees incurred and expended by Orleans to purchase tail coverage pursuant to the Reorganization Agreement (see "MERGER -- Interests of Certain Persons in Merger -- Indemnification and Insurance")), plus (iv) the amount of each quarterly dividend paid by Orleans pursuant to the Reorganization Agreement after March 15, 1995 (see "MERGER --Dividends"). As used above, the term "tail coverage" means directors' and officers' liability insurance which covers actions or inactions of Orleans' directors and officers occurring prior to the Effective Time.

     The shares of CNB Common to be issued in the Merger, together with any cash payment in lieu of fractional shares, as provided below (see "MERGER -- Fractional Shares"), are referred to herein as the "Merger Consideration."

     As the Orleans Closing Book Value will be calculated based upon amounts at the end of the month immediately preceding the Effective Time, it is not possible, as of the date of this Prospectus/Proxy Statement, to precisely determine the Orleans Closing Book Value and the definitive Conversion Ratio. For purposes of illustration, however, if the Effective Time and the Closing Date both would have occurred on June 1, 1995, the Orleans Closing Book Value would have been $6,314,000 and shareholders of Orleans would have received 6.37 shares of CNB Common for each share of Orleans Common held (plus cash in lieu of fractional shares). The foregoing information is provided solely for purposes of illustration. In the event that the actual Orleans Closing Book Value should be less than $6,167,000, the actual Conversion Ratio would be less than 6.37 shares of CNB Common for each share of Orleans Common. In no event, however, will the Conversion Ratio exceed 6.37 shares of CNB Common for each share of Orleans Common.

FRACTIONAL SHARES

     No fractional shares of CNB Common will be issued and, in lieu thereof, holders of shares of Orleans Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of Orleans Common held by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on Nasdaq on the fifth business day immediately preceding the date on which the Effective Time occurs.

SHARE ADJUSTMENTS

     If, between the date of the Reorganization Agreement and the Effective Time, a share of CNB Common is changed into a different number of shares of CNB Common or a different class of shares by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon is declared with a record date within such period (a "Share Adjustment"), then the Conversion Ratio will be appropriately and proportionately adjusted so that each stockholder of Orleans will be entitled to receive such number of shares of CNB Common as such stockholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time of the Merger; provided, however, that the one for ten stock dividend paid by CNB on December 9, 1994, was taken into account by CNB and Orleans in determining the Conversion Ratio and, therefore, such stock dividend is not deemed a Share Adjustment and the Conversion Ratio has not been, and will not be, adjusted as a result thereof.

CLOSING DATE; EFFECTIVE TIME

     The Reorganization Agreement provides that the Closing of the Merger will take place, at CNB's election, on (i) the last business day of, or (ii) the first business day of the month following, or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which all necessary regulatory approvals required by law for the Merger have been obtained and all waiting periods required by law have expired (see "MERGER -- Regulatory Approvals") and the environmental remediation and correction of certain real property upon which the banking office of Orleans is located and certain real property owned by Orleans adjacent thereto has been completed (see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation") or such other time thereafter as Orleans and CNB may agree.

     The Reorganization Agreement provides that the Effective Time of the Merger will be such time as the Secretary of State of the State of Indiana issues a Certificate of Merger. Assuming that the Merger is approved by the requisite vote of the shareholders of Orleans and that the other conditions to the Merger are satisfied or waived (where permissible), it is presently anticipated that the Effective Time of the Merger will be in the third quarter of 1995, but no assurance can be given that such timetable will be met or that the conditions to the Merger will be satisfied or waived (where permissible).

     With the exception of those shareholders of Orleans who may be deemed to be an "affiliate" of Orleans for purposes of Rule 145 under the Securities Act, the Reorganization Agreement does not prohibit shareholders of Orleans from selling their shares prior to the Effective Time. The Reorganization Agreement provides, however, that each affiliate of Orleans must enter into an agreement with CNB providing, among other things, that such affiliate will not make any sale or other disposition of any shares of Orleans Common during the 30 day period commencing on the 30th day prior to the Effective Time. Persons who may be deemed to be affiliates of Orleans generally include individuals who (or entities which) control, are controlled by or are under common control with Orleans and will include directors and certain officers of Orleans and may include principal shareholders of Orleans. See "MERGER -- Resale of CNB Common."

REGULATORY APPROVALS

     The Merger is subject to the prior approval of the Federal Reserve, the F.D.I.C. and the I.D.F.I. The Federal Reserve, the F.D.I.C. and the I.D.F.I. approved the Merger on January 11, 1995, February 14, 1995 and February 2, 1995, respectively.

     The Merger may not be consummated until the 15th day following the date of Federal Reserve and the F.D.I.C. approval, during which time the United States Department of Justice (the "D.O.J.") may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's and F.D.I.C.'s approval unless a court specifically orders otherwise. The period during which the D.O.J. could have challenged the Merger on anti-trust grounds expired on March 1, 1995.

CONDITIONS TO CONSUMMATION OF MERGER

     The Merger is subject to various conditions. Specifically, the obligations of each party to effect the Merger are subject to the fulfillment or waiver by each of the parties, at or prior to the Closing Date, of the following conditions (i) the representations and warranties of the other party set forth in the Reorganization Agreement will be true and correct in all material respects on the date thereof and as of the Closing Date (see "MERGER -- Representations and Warranties of CNB and Orleans"); (ii) the other party will have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date; (iii) no party to the Reorganization Agreement will be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and no proceeding by any bank regulatory authority or person for any of the foregoing will be pending; (iv) all necessary regulatory approvals and consents and other approvals (including the requisite approval of the Merger and the Reorganization Agreement by the shareholders of Orleans) required to consummate the Merger will have been obtained and all waiting periods in respect thereof will have expired (all required regulatory approvals have been received; see "MERGER -- Regulatory Approvals" and "SPECIAL MEETING -- Vote Required"); (v) each party will have received all required documents from the other party; (vi) the Registration Statement relating to the CNB Common to be issued pursuant to the Merger will have become effective, and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the S.E.C.; and (vii) each party will have received an opinion of counsel for CNB that if the Merger is consummated in accordance with the terms set forth in the Reorganization Agreement, (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) no gain or loss will be recognized by the holders of shares of Orleans Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares);

(c) the basis of CNB Common received by the shareholders of Orleans will be the same as the basis of Orleans Common exchanged therefor; and (d) the holding period of the shares of CNB Common received by the shareholders of Orleans will include the holding period of the shares of Orleans Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time (the foregoing opinion has been received by CNB and Orleans and the condition described in this subparagraph (vii) has been satisfied; see "MERGER -- Federal Income Tax Consequences").

     The obligation of CNB to effect the Merger is further subject to the fulfillment, or waiver by CNB, at or prior to the Closing, of the following conditions (i) CNB will have received a letter from its independent public accountants, Geo. S. Olive & Co., L.L.C., to the effect that the Merger qualifies for "pooling of interests" accounting treatment (see "MERGER -- Accounting Treatment"); and (ii) the environmental remediation and correction of certain real property upon which the banking office of Orleans is located and certain real property owned by Orleans adjacent thereto (the foregoing condition has been satisfied; see "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation").

     The obligation of Orleans to effect the Merger is further subject to the fulfillment, or waiver by Orleans at or prior to the Closing, of the condition that Orleans' investment banker, David A. Noyes & Company, not withdraw, prior to the date of this Prospectus/Proxy Statement, its fairness opinion originally rendered and delivered to Orleans as of the date of the Reorganization Agreement, to the effect that the Merger is fair to the Orleans shareholders from a financial point of view. The fairness opinion, a copy of which, dated as of the date of this Prospectus/Proxy Statement, is attached hereto as Exhibit B, has not been withdrawn and the foregoing condition has been satisfied. See "MERGER -- Opinion of Financial Advisor."

TERMINATION OR ABANDONMENT

     The Reorganization Agreement may be terminated at any time prior to the Effective Time (i) if the Merger is not consummated on or prior to September 30, 1995; (ii) by mutual agreement of CNB and Orleans; (iii) by CNB or Orleans in the event of a material breach by the other of any of its representations and warranties or agreements under the Reorganization Agreement not cured within 30 days after notice of such breach is given by the non-breaching party; (iv) by either party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period); (v) by CNB in the event that Orleans becomes a party or subject to any written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the date of the Reorganization Agreement; and
(vi) by CNB if the cost of taking all remedial and corrective actions required by applicable law or recommended or suggested by an environmental expert retained by CNB and reasonably acceptable to Orleans with respect to the real property upon which the banking office of Orleans is located and property owned by Orleans adjacent thereto exceeds $400,000 (see "MERGER -- Certain Other Agreements --Environmental Investigation and Remediation").

TERMINATION FEE

     The Reorganization Agreement provides that upon the occurrence of one or more Triggering Events, Orleans will pay to CNB the sum of Five Hundred Thousand Dollars ($500,000).

     The term "Triggering Event" means any of the following events (a) upon termination of the Reorganization Agreement by CNB upon a breach thereof by Orleans (including, without limitation, the entering into of an agreement between Orleans and any third party which is inconsistent with the transactions contemplated by the Reorganization Agreement or the Merger Agreement to be entered into between Orleans and Interim Bank as provided in the Reorganization Agreement), provided that within one year of the date of such termination, either an event described in clauses (c) or (d) below shall have occurred or Orleans or shareholders of Orleans shall have entered into an agreement with any third party whereby such third party will acquire, merge or consolidate with Orleans, purchase all or substantially all of Orleans' assets or acquire 50% or more of the outstanding shares of Orleans Common; (b) the failure of Orleans' shareholders to approve the Merger and the Reorganization Agreement at the Special Meeting; (c) any person or group of persons (other than CNB) acquires, or has the right to acquire, 50% or more of the Orleans Common, exclusive of shares of Orleans Common sold directly or indirectly to such person or group of persons by CNB; (d) expiration of the fifth day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than CNB and/or its affiliates) to purchase or acquire securities of Orleans if upon consummation of such offer, such person or group of persons would own, control or have the right to acquire 50% or more of the Orleans Common; or (e) upon the entry by Orleans into an agreement or other understanding with a person or group of persons (other than CNB and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with Orleans or to purchase all or substantially all of Orleans' assets.

EXCHANGE OF STOCK CERTIFICATES

     The conversion of Orleans Common into CNB Common (other than any shares as to which dissenters' rights are properly exercised) will occur by operation of law at the Effective Time. After the Effective Time, certificates theretofore evidencing shares of Orleans Common which may be exchanged for shares of CNB Common will be deemed, for all corporate purposes other than the payment of dividends and other distributions on such shares, to evidence ownership of and entitlement to receive such shares of CNB Common.

     As soon as reasonably practicable, but in no event more than five business days, after the Effective Time, Citizens Bank, the exchange agent in the Merger (the "Exchange Agent"), will send a transmittal letter and instructions to each record holder of certificates for Orleans Common whose shares were converted into the right to receive the Merger Consideration, advising such holder of the number of shares of CNB Common such holder is entitled to receive pursuant to the Merger, of the amount of cash such holder is due in lieu of a fractional share of CNB Common, and of the procedures for surrendering such certificates in exchange for a certificate for the number of whole shares of CNB Common, and a check for the cash amount (if any) such holder is entitled to receive in lieu of a fractional share. The letter of transmittal will also specify that delivery will be effected, and risk of loss and title to the certificates for Orleans Common will pass, only upon proper delivery of the certificates for Orleans Common to the Exchange Agent and will be in such form and have such other provisions as CNB may reasonably specify. Within ten business days after the Exchange Agent's receipt of a holder's certificates for Orleans Common, together with a letter of transmittal duly executed and any other required documents, the Exchange Agent will deliver to such holder the Merger Consideration such holder is entitled to receive under the Reorganization Agreement. SHAREHOLDERS OF ORLEANS ARE REQUESTED NOT TO SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. The shares of CNB Common into which Orleans Common will be converted in the Merger will be deemed to have been issued at the Effective Time. Unless and until the certificates for Orleans Common are surrendered, together with a letter of transmittal duly executed and any other required documents, dividends on the shares of CNB Common issuable with respect to such Orleans Common which would otherwise be payable will not be paid to the holders of such certificates and, in such case, upon surrender of the certificates for Orleans Common, together with a letter of transmittal duly executed and any other required documents, there will be paid any dividends on such shares of CNB Common which became payable between the Effective Time and the time of such surrender. No interest on any such dividends will accrue or be paid.

REPRESENTATIONS AND WARRANTIES OF CNB AND ORLEANS

     The Reorganization Agreement contains various representations and warranties of Orleans and CNB. These include, among other things, representations and warranties by Orleans, except as otherwise disclosed to CNB, as to (i) organization and good standing; (ii) capitalization; (iii) the due authorization and execution of the Reorganization Agreement; (iv) the identity and ownership of any subsidiaries; (v) the accuracy of its financial statements and its filings with the F.D.I.C.; (vi) the absence of material adverse changes in its financial condition, results of operations or business; (vii) the absence of certain orders, agreements, imposition of civil money penalties or memoranda of understanding between it or any of its officers and directors and any federal or state agency charged with the supervision or regulation of banks; (viii) the filing of tax returns and payment of taxes; (ix) the absence of pending or threatened litigation or other such actions; (x) agreements with employees, including employment agreements; (xi) certain reports required to be filed with various regulatory agencies; (xii) investment portfolio; (xiii) loan portfolio;
(xiv) employee matters and matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (xv) good title to properties, the absence of liens (except as specified) and insurance matters; (xvi) environmental matters; (xvii) compliance with applicable laws and regulations; (xviii) the absence of brokerage commissions or similar finder's fees in connection with the Merger; (xix) material contracts; and (xx) the accuracy of information supplied by it in connection with the Registration Statement, this Prospectus/Proxy Statement and any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated by the Reorganization Agreement.

     CNB's representations and warranties include, among other things, those as to (i) organization and good standing; (ii) capitalization; (iii) the due authorization and execution of the Reorganization Agreement and the absence of the need (except as specified) for governmental or third party consents to the Merger; (iv) subsidiaries of CNB; (v) the accuracy of CNB's financial statements and filings with the S.E.C.; (vi) the absence of material adverse changes in the financial condition, results of operations or business of CNB and its subsidiaries; (vii) the absence of material pending or threatened litigation or other such actions; (viii) compliance with applicable laws and regulations; and (ix) the accuracy of information supplied by it in connection with the Registration Statement, this Prospectus/Proxy Statement and any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated by the Reorganization Agreement.

CERTAIN OTHER AGREEMENTS

     CONDUCT OF BUSINESS PENDING MERGER

     Pursuant to the Reorganization Agreement, Orleans has agreed, among other things, that it will continue to carry on, after the date of the Reorganization Agreement, its business and the discharge or incurrence of its obligations and liabilities only in the usual, regular and ordinary course as previously conducted, and that it will not, without the prior written consent of CNB (which will not be unreasonably withheld) (i) issue additional Orleans Common or other capital stock, options, warrants or other rights to subscribe for or purchase Orleans Common or any other capital stock or any other securities convertible into or exchangeable for any capital stock of Orleans; (ii) directly or indirectly redeem, purchase or otherwise acquire Orleans Common or any other capital stock of Orleans; (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in any Orleans capital stock or otherwise reorganize or recapitalize; (iv) change its articles of incorporation or bylaws;
(v) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or change any bonus, insurance, pension, or other employee plan, payment or arrangement made to, for or with any such officers or employees; (vi) borrow or agree to borrow funds other than in the ordinary course of business or directly or indirectly guarantee or agree to guarantee any obligations of others; (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in excess of $125,000, or that would increase the aggregate credit outstanding to any one borrower to more than $125,000; (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; (ix) increase or decrease the rate of interest paid on time deposits or certificates of deposit except in accordance with past practices; (x) enter into any agreement, contract or commitment having a term in excess of three months other than letters of credit, loan agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; (xi) mortgage, pledge, lien, charge or otherwise encumber any of its assets or properties except in the ordinary course of business; (xii) cancel, accelerate or waive any indebtedness, claims or rights owing to Orleans except in the ordinary course of business;
(xiii) sell or otherwise dispose of any real property or any material amount of personal property other than property acquired in foreclosure or otherwise in the ordinary collection of indebtedness; (xiv) foreclose or otherwise take title to or possess any real property, other than single family, non-agricultural residential property of one acre or less, without first obtaining a phase one environmental report which indicates that the property is free of hazardous, toxic or polluting waste materials; (xv) commit any act or fail to do any act which will result in a breach of any agreement, contract or commitment, or violate any law, statute, rule, governmental regulation or order, which will adversely affect the business, financial condition or results of operations of Orleans; (xvi) purchase any real or personal property or make any capital expenditure in excess of $10,000; or (xvii) engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties made by Orleans in the Reorganization Agreement, if such representations or warranties were given as of the date of such transaction or action.

     DIVIDENDS

     The Reorganization Agreement provides that Orleans may declare and pay its regular annual dividend on the Orleans Common for 1994 not to exceed $2.50 per share at approximately the same time during 1994 which it has historically declared and paid such annual dividend; provided, however, that, if the Effective Time has not occurred by March 15, 1995 (which is the record date for CNB's first quarter 1995 dividend), Orleans may thereafter declare and pay a quarterly dividend (including a first quarter 1995 dividend) on the Orleans Common at the same time as the quarterly dividends declared and paid by CNB and in the per share amount Orleans stockholders would have received had the Effective Time been immediately before such dividend payment. In this regard, CNB and Orleans have agreed to cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs such that Orleans shareholders would receive the aforesaid dividend from Orleans or a regular quarterly dividend from CNB, but not from both with respect to any such quarter.

     ENVIRONMENTAL INVESTIGATION AND REMEDIATION

     Environmental investigations routinely are conducted by CNB in connection with transactions involving the acquisition of real property, whether pursuant to the acquisition of a bank or other business or in its ongoing business operations. These investigations are intended to identify and quantify potential environmental risks of ownership, such as contamination, which could lead to liability for clean-up costs under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and other applicable laws. A "phase one" investigation is an initial environmental inquiry intended to identify areas of concern which might require more in-depth assessment. The scope of a phase one investigation varies depending on the environmental consultant utilized and the property assessed, but will typically include: (i) visual inspection of the property; (ii) review of governmental records to ascertain the presence of such things as "Superfund" sites, underground storage tanks or landfills, etc. on or near the site; (iii) review of all relevant site records such as air or water discharge permits and hazardous waste manifests; and (iv) research regarding previous owners and uses of the property as well as those of surrounding properties. In bank or other business acquisition transactions, CNB's policy is to obtain environmental investigations of real property to ensure that environmental problems do not exist which could result in unacceptably high or unquantifiable risk to CNB and its shareholders.

     Pursuant to the Reorganization Agreement, Orleans has agreed to take, or cause to be taken, prior to the Closing Date, all remedial and corrective actions (i) required by applicable law, or (ii) recommended in the AEC Report (as defined below), and to accrue, on or before December 31, 1994, the cost of taking all such actions. If the cost of taking all such actions should exceed $400,000, then CNB may, in its sole discretion, terminate the Reorganization Agreement, which will be CNB's sole remedy in such event. See "MERGER -- Termination or Abandonment."

     In connection with the negotiation of the Reorganization Agreement, Orleans retained American Environmental Corporation ("AEC"), an environmental consulting firm, to conduct a phase one and subsurface environmental investigation of the real property upon which the banking office of Orleans is located and certain real property owned by Orleans adjacent thereto. The adjacent property, which is used as an employee parking lot and commonly known as "Lot 139," is the site of a former gasoline service station which ceased operations in the mid-1970s. AEC conducted the investigation on October 12-14, 1994, and issued a written report summarizing its findings on October 26, 1994 (the "AEC Report"). The AEC Report concluded that Lot 139, as a result of its former use as a gasoline service station, had certain sub-surface contamination. AEC reported the contamination to the Indiana Department of Environmental Management ("IDEM") on October 19, 1994. At the request of Orleans, AEC took corrective action to remediate the contamination at Lot 139 through soil removal and disposal conducted on November 4, 1994. A total of 600 cubic yards of petroleum imparted soil was excavated from the site and transported to a landfill for disposal. On December 2, 1994, AEC issued a LUST Site Investigation and Corrective Action Report reporting that all petroleum impacted soils were successfully removed from Lot 139 and the remediation was "totally effective" in removing all contaminated soils from the site. AEC recommended no further action with respect to the site. The cost of all remedial and corrective actions taken by Orleans was approximately $55,000. The foregoing amount paid by Orleans will be deducted from the shareholders' equity accounts of Orleans in determining the Orleans Closing Book Value and the Conversion Ratio. See "MERGER -- Conversion Ratio." Based upon the foregoing,

CNB has determined not to terminate the Reorganization Agreement in accordance with the preceding paragraph.

     OTHER ORLEANS AGREEMENTS

     Orleans has agreed to (i) give CNB prompt written notice of any occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach of any of Orleans' representations or agreements in the Reorganization Agreement or of the occurrence of any matter or event known to and directly involving Orleans that is materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of Orleans;
(ii) use its best efforts to obtain all necessary consents in any leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger; (iii) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Reorganization Agreement and to effect the Merger; (iv) permit CNB reasonable access to Orleans' properties and to disclose and make available all books, documents, papers and records relating to assets, stock ownership, properties, operations, obligations and liabilities in which CNB may have a reasonable and legitimate interest in furtherance of the transactions contemplated by the Reorganization Agreement; (v) cause the Special Meeting to be duly called and held; (vi) at CNB's request, on or before December 31, 1994, sell, upon terms satisfactory to CNB, certain structured notes owned by Orleans in the approximate face amount of $2,200,000 (the "Structured Notes Divestiture"); and (vii) submit to CNB, not later than fifteen days after the end of each month, a report detailing all expenditures resulting from the extraordinary, non-recurring costs associated with the transactions contemplated by the Reorganization Agreement which have been incurred or otherwise accrued by Orleans during the preceding month. On December 16, 1994, Orleans completed the Structured Notes Divestiture, resulting in a loss of $272,000. The Reorganization Agreement provides that the amount of any reduction of the shareholders' equity accounts of Orleans solely as a result of the Structured Notes Divestiture will be added back to the shareholders' equity accounts of Orleans to determine the Orleans Closing Book Value. See "MERGER -- Conversion Ratio."

     CNB AGREEMENTS

     Pursuant to the Reorganization Agreement, CNB has agreed, among other things, to (i) file all regulatory applications required in order to consummate the Merger and keep Orleans reasonably informed as to the status of such applications; (ii) file the Registration Statement with the S.E.C. and use its best efforts to cause the Registration Statement to become effective; (iii) timely file all documents required to obtain all necessary blue sky permits and approvals; (iv) prepare and file any other filings required under the Exchange Act relating to the Merger and the transactions contemplated in the Reorganization Agreement; (v) promptly notify Orleans in writing should CNB have knowledge of any event or condition which would cause or constitute a breach of any of its representations or agreements contained in the Reorganization Agreement; and (vi) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Reorganization Agreement, to assist Orleans with the Structured Notes Divestiture and to effect the Merger. In addition, the Reorganization Agreement states that CNB will provide certain employee benefit plans and programs to the employees of Orleans who continue their employment after the Effective Time. See "MERGER -- Effect on Employee Benefit Plans."

EFFECT ON EMPLOYEE BENEFIT PLANS

     The Reorganization Agreement provides that each employee of Orleans who continues as an employee following the Effective Time will be entitled, as a new employee of a subsidiary of CNB, to participate in certain employee benefit and stock plans that may be in effect for employees of all of CNB's subsidiaries, from time to time, on the same basis as similarly situated employees of other CNB subsidiaries, subject to the right of CNB to amend or terminate any such plans or programs in its discretion. CNB will, for purposes of vesting and eligibility to begin participation with respect to any employee benefit plans in which former employees of Orleans may participate, credit each such employee with his or her term of service with Orleans.

EXPENSES AND FEES

     Except as provided under "MERGER -- Termination Fee," in the event the Reorganization Agreement is terminated or the Merger is abandoned, all costs and expenses incurred in connection with the Reorganization Agreement will be paid by the party incurring such costs and expenses, and no party shall have any liability to the other party for costs, expenses, damages or otherwise, except that in the event the Reorganization Agreement is terminated on account of a willful breach of any of the representations or warranties therein or any breach of the agreements set forth therein, the non-breaching party is entitled to seek damages against the breaching party.

NO SOLICITATION

     The Reorganization Agreement provides that, unless and until the Reorganization Agreement has been terminated, Orleans will not solicit, encourage or hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the acquisition of all or a substantial portion of the business, assets or stock of Orleans. Orleans is required to promptly advise CNB of its receipt of any such proposal or inquiry and the substance of such proposal or inquiry.

INTERESTS OF CERTAIN PERSONS IN MERGER

     Certain directors and executive officers of Orleans have certain interests in the Merger in addition to their interests as shareholders of Orleans generally. The Board of Directors of Orleans was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby. For information about the percentage of Orleans Common owned by the directors and executive officers of Orleans, see "INFORMATION ABOUT ORLEANS --Security Ownership of Management." None of the directors or executive officers of Orleans would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of CNB Common.

     INDEMNIFICATION AND INSURANCE

     The Reorganization Agreement provides that CNB will provide the directors and officers of Orleans, after the Merger, with the same directors' and officers' liability insurance coverage that CNB provides to directors and officers of its other banking subsidiaries generally and that CNB will use its best efforts (which will not be deemed to require, however, the payment of any special premium or other charge or expense) to obtain an endorsement to its directors' and officers' liability insurance policy to cover acts and omissions of the directors and officers of Orleans occurring or failing to occur prior to the Closing Date; provided, however, that if CNB is unable to obtain such endorsement, then Orleans may purchase tail coverage under its existing directors' and officers' liability insurance on such terms and provisions as Orleans deems appropriate. The amount paid by Orleans in obtaining such tail coverage will be deducted from the shareholders' equity accounts of Orleans in determining the Orleans Closing Book Value. See "MERGER -- Conversion Ratio."

     The Reorganization Agreement also provides that for a period of six years after the Effective Time CNB will cause Orleans, as the surviving bank in the Merger, or any successor of Orleans, to indemnify the present and former directors, officers, employees and agents of Orleans against any liability arising out of actions occurring prior to the Effective Time, to the extent that such indemnification is then permitted under the Indiana Banking Law and by Orleans' Articles of Incorporation as in effect on the date of the Reorganization Agreement, including provisions relating to advances of expenses incurred in the defense of any action or suit.

     Pursuant to the Reorganization Agreement, CNB has agreed to cause any successor or assignee of Orleans, after the Effective Time, to assume the obligations of Orleans described in the two preceding paragraphs or, if Orleans should liquidate, dissolve or otherwise wind up its business after the Effective Time, CNB has agreed to assume such obligations.

     EMPLOYEE BENEFITS

     The Reorganization Agreement contains certain provisions regarding employee benefits which are described under "MERGER -- Effect on Employee Benefit Plans."

     BOARD COMPOSITION

     The Reorganization Agreement provides that the Board of Directors of Orleans following the Merger will consist of each of the directors of Orleans serving on the Board immediately prior to the Effective Time and one designee of CNB. See "MERGER -- Management and Operations After Merger."

     INTERESTS OF CNB'S MANAGEMENT AND BOARD

     No member of CNB's management or Board of Directors or any other affiliate of CNB has an interest in the Merger, other than as a shareholder of CNB generally.

WAIVER AND AMENDMENT

     Prior to or at the Effective Time, any provision of the Reorganization Agreement, including, without limitation, the conditions to consummation of the Merger, may be (i) waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof; or (ii) amended at any time by written agreement of the parties, whether before or after the Special Meeting; provided, however, that the provisions relating to the conversion of the shares of Orleans Common into shares of CNB Common will not be amended after the Special Meeting unless approval of Orleans shareholders entitled to vote on the Merger were resolicited. It is anticipated that a condition to the obligations of Orleans and CNB to consummate the Merger will be waived only in those circumstances where the Board of Directors of Orleans or CNB, as the case may be, deems such waiver to be in the best interests of such company and its shareholders.

DISSENTERS' RIGHTS

     Section 28-1-7-21 of the Indiana Banking Law provides that a shareholder of Orleans has the right to dissent from the Merger and obtain payment of the value of his or her shares of Orleans Common. To claim this right, the shareholder must (a) deliver to Orleans, before the vote is taken, written notice of his demand for payment for his or her shares if the Merger is effected; and (b) not vote his shares in favor of the Merger. The written notice referred to above should be sent to The Bank of Orleans, 200 South Maple Street, Orleans, Indiana 47452, Attention: William H. Tegarden, Chief Executive Officer. Orleans' notice of the shareholders' meeting at which a vote will be taken on the Merger must state that shareholders are entitled to assert dissenters' rights.

     A SHAREHOLDER WHO DOES NOT DELIVER WRITTEN NOTICE OF HIS OR HER DEMAND FOR PAYMENT AND WHO FAILS TO REFRAIN FROM VOTING HIS OR HER SHARES IN FAVOR OF THE MERGER WILL NOT BE ENTITLED TO RIGHTS UNDER (S)28-1-7-21 OF THE INDIANA BANKING LAW.

     Immediately after the vote is taken approving the Merger, a dissenting shareholder who has complied with the requirements of (S)28-1-7-21 of the Indiana Banking Law is entitled to payment by CNB of the value of his shares as of the day before the date on which the vote was taken, and such shareholder ceases to be a shareholder and is not entitled to vote or exercise any other rights of a shareholder. A shareholder's demand for payment may not be withdrawn unless (a) the shareholder's request to withdraw his or her demand for payment is consented to by Orleans; (b) the Merger is abandoned; (c) the shareholders revoke the authority to effect the Merger; (d) a petition for the determination of value by a court is not filed within the time provided under Indiana Banking Law; or (5) the court determines that the shareholder is not entitled to dissenting shareholder's rights.

     If the Merger is approved, CNB will mail written notice within ten days after the Merger is effected to each dissenting shareholder offering to pay for the shareholder's shares at a specified price considered by CNB to be the value of the shares. If the dissenting shareholder and CNB agree on the value of the shares within 30 days of the date the Merger is effected, then CNB will pay the shareholder for the shares within 90 days of the date the Merger is effected and upon surrender of the certificates representing the shares, at which time the dissenting shareholder ceases to have any interest in the shares. If the dissenting shareholder and CNB disagree on the value of the shares within 30 days of the date the Merger is effected, then within 90 days of the date the Merger is effected either the dissenting shareholder or CNB may file a petition in an Indiana court requesting the court to determine the value of the shares of Orleans Common. The court will then render a judgment against CNB for payment of the value, as determined by the court, of the dissenting shareholder's shares for which the dissenting shareholder has demanded payment. Any party may appeal.

     Within twenty days of the date the Merger is effected, the dissenting shareholder must submit the certificates representing his shares to CNB for notation on the certificates that a demand for payment has been made. Failure to do so gives CNB the option to terminate the shareholder's dissenting rights unless a court directs otherwise.

     THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE INDIANA BANKING LAW RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS OF ORLEANS, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE EXCERPTS FROM THE INDIANA BANKING LAW INCLUDED HEREIN AS EXHIBIT C.

FEDERAL INCOME TAX CONSEQUENCES

     The Merger is expected to qualify as a reorganization under Section 368(a) of the Code. Except for shareholders perfecting their dissenters' rights, and cash received in lieu of a fractional share interest in CNB Common, holders of shares of Orleans Common will recognize no gain or loss on the receipt of CNB Common in the Merger, their aggregate basis in the shares of CNB Common received in the Merger will be the same as their aggregate basis in their shares of Orleans Common converted in the Merger and, provided the shares surrendered are held as a capital asset, the holding period of the shares of CNB Common received by them will include the holding period of their shares of Orleans Common converted in the Merger. Cash received in lieu of fractional share interests and cash received by shareholders exercising their dissenters' rights will be treated as (i) a distribution in full payment of such fractional share interests or shares surrendered in exercise of dissenters' rights, resulting in capital gain or loss or (ii) ordinary income, as the case may be, depending upon each shareholder's particular situation. The following is a summary of a tax opinion issued by Lewis, Rice & Fingersh, L.C., counsel for CNB, and included as an exhibit to the Registration Statement.

     If the Merger is consummated in accordance with the terms set forth in the Reorganization Agreement, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of Orleans Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares and by shareholders exercising their dissenters' rights); (iii) the basis of CNB Common received by the stockholders of Orleans will be the same as the basis of Orleans Common exchanged therefor; (iv) the holding period of the shares of CNB Common received by the shareholders of Orleans will include the holding period of the shares of Orleans Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; (v) pursuant to Revenue Ruling 66-365, 1966-2 C.B. 116, and Revenue Procedure 77-41, 1977-2 C.B. 574, if a cash payment is received by a shareholder of Orleans in lieu of a fractional share interest of CNB Common, the cash payment will be treated as received by the shareholder as a distribution in redemption of that fractional share interest and will be treated as a distribution in full payment in exchange for the fractional share redeemed subject to the provisions and limitations of Section 302 of the Code and considering the application of Section 318 of the Code; and (vi) where a shareholder dissents from the Merger and receives solely cash in exchange for his Orleans Common, such cash will be treated as received by the dissenting shareholder as a distribution in redemption of such Orleans Common subject to the provisions and limitations of Section 302 of the Code and considering the application of Section 318 of the Code.

     THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SHAREHOLDERS OF ORLEANS WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH SHAREHOLDER OF ORLEANS SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will qualify as a "pooling of interests" for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of CNB and Orleans will be carried forward after the Effective Time into the consolidated financial statements of CNB at their recorded amounts, the consolidated income of CNB will include income of CNB and Orleans for the entire fiscal year in which the Merger occurs, and the separately reported income of CNB and Orleans for prior periods will be combined and restated as consolidated income of CNB.

     The Reorganization Agreement provides that a condition to CNB's obligation to consummate the Merger is its receipt of an opinion from Geo. S. Olive & Co. L.L.C., the independent public accountants for CNB, to the effect that the Merger will qualify for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16 if consummated in accordance with the Reorganization Agreement. In the event such condition is not met, the Merger would not be consummated unless the condition was waived by CNB and the approval of Orleans' shareholders entitled to vote on the Merger was resolicited if such change in accounting treatment were deemed material to the financial condition and results of operations of CNB on a pro forma basis.

MANAGEMENT AND OPERATIONS AFTER MERGER

     After the Effective Time, Orleans will continue, as a wholly owned subsidiary of CNB and with the name "Citizens Bank of Orleans," to serve its community in substantially the same manner as it has historically. The Board of Directors and officers of Orleans, after the Effective Time, will consist of the persons presently serving in such positions with, in the case of the Board of Directors, one representative of CNB. The management, Board of Directors and operations of CNB will not be affected as a result of the Merger.

RESALE OF CNB COMMON

     The shares of CNB Common issued pursuant to the Merger will be freely transferable under the Securities Act except for shares issued to any Orleans shareholder who may be deemed to be an "affiliate" of Orleans or CNB for purposes of Rule 145 under the Securities Act. The Reorganization Agreement provides that each such affiliate will enter into an agreement with CNB providing that such affiliate will not transfer any shares of CNB Common received in the Merger except in compliance with the Securities Act and will make no disposition of any shares of Orleans Common or CNB Common (or any interest therein) during the period commencing 30 days prior to the Effective Time through the date on which financial results covering at least 30 days of combined operations of CNB and Orleans after the Merger have been published. This Prospectus/Proxy Statement does not cover resales of shares of CNB Common received by any person who may be deemed to be an affiliate of Orleans. Persons who may be deemed to be affiliates of Orleans generally include individuals who (or entities which) control, are controlled by or are under common control with Orleans and will include directors and certain officers of Orleans and may include principal shareholders of Orleans.

                            PRO FORMA FINANCIAL DATA

   The following unaudited pro forma combined condensed balance sheet as of March 31, 1995, and the pro forma combined condensed statements of income for the three-month periods ended March 31, 1995 and 1994 and each of the years in the three-year period ended December 31, 1994, give effect to the Merger based on the historical consolidated financial statements of CNB and its subsidiaries and the historical financial statements of Orleans under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

   The pro forma financial statements have been prepared by the managements of CNB and Orleans based upon their respective financial statements. These pro forma statements, which include results of operations as if the Merger had been consummated at the beginning of each period presented, may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of CNB incorporated by reference herein and the historical financial statements of Orleans contained elsewhere in this Prospectus/Proxy Statement.

   The following pro forma combined condensed balance sheet and condensed statements of income include:

    (a) CNB's historical consolidated financial information, which includes the two Recent Acquisitions. Each of the Recent Acquisitions was accounted for as a pooling of interests; accordingly, historical financial data for the Recent Acquisitions is included for all periods presented. The Recent Acquisitions are King City, which was acquired on February 1, 1995, and HBI and Harrisburg National, which were acquired on February 10, 1995. See "PARTIES -- CNB -- Recent Acquisitions."

    (b) Orleans' historical financial information, which has been designated herein as "Orleans."

    (c) The combined statements of CNB and Orleans, which have been designated herein as "CNB/Orleans Pro Forma".

    (d) UFB's historical consolidated financial information, which has been designated herein as "UFB." CNB has entered into a definitive agreement, dated December 12, 1994, to acquire, for shares of CNB Common, all of the issued and outstanding common stock of UFB. The proposed transaction would be accounted for as a pooling of interests; accordingly, historical financial data for UFB is included for all periods presented. There can be no assurance at this stage of the process that the transaction will be completed. See "PARTIES -- CNB -- Pending Acquisitions." The pro forma financial information of UFB, the fiscal year-end of which is June 30, has been restated to conform with CNB's fiscal year-end of December 31 by adding the results of UFB for the six-month period ended December 31 to the most recent fiscal year-end information and deducting the results of UFB for the six-month period ended December 31 of the preceding fiscal year.

   (e) The combined statements of CNB, Orleans and UFB, which have been designated herein as "Pro Forma Combined".

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 March 31, 1995
                                  (Unaudited)
                                 (In thousands)

                                  (a)        (b)                           (c)          (d)                            (e)
                                                        Pro Forma      CNB/Orleans               Pro Forma          Pro Forma
                                  CNB      Orleans     Adjustments      Pro Forma       UFB     Adjustments         Combined
                              -----------  --------  ----------------  ------------  ---------  ------------      -------------
                                                         Increase                                 Increase
                                                        (Decrease)                               (Decrease)
Assets:
 Cash and due from banks      $   92,415   $ 1,297                      $   93,712   $ 10,542                      $  104,254
 Interest bearing deposits
  in banks                         3,717        --                           3,717      1,014                           4,731
 Federal funds sold               11,700     1,300                          13,000      5,200                          18,200
 Real estate loans held for
  sale                             2,397        --                           2,397      8,913                          11,310
 Investments available for
  sale                           271,392     6,741                         278,133    304,506                         582,639
 Investment securities           514,561    18,769                         533,330         --                         533,330

 Loans                         1,909,409    28,954                       1,938,363    202,447                       2,140,810
  Allowance for loan losses      (26,035)     (588)                        (26,623)    (1,942)                        (28,565)
                              -----------------------------------------------------------------------------------------------
 Net loans                     1,883,374    28,366                       1,911,740    200,505                       2,112,245

 Premises and equipment           59,413       277                          59,690      8,748          (500) [3]       67,938
 Other real estate owned           2,150        --                           2,150        828                           2,978
 Goodwill                         19,058        --                          19,058         --                          19,058
 Other assets                     44,220     1,082                          45,302     12,785                          58,087
                              -----------------------------------------------------------------------------------------------
     Total Assets             $2,904,397   $57,832        $             $2,962,229   $553,041       $  (500)       $3,514,770
                              ===============================================================================================

Liabilities:
 Deposits                      2,252,341    51,801                       2,304,142    359,150                       2,663,292
 Repurchase agreements           299,366        --                         299,366         --                         299,366
 Federal Funds purchased          18,220        --                          18,220         --                          18,220
 Short-term borrowings             4,065        --                           4,065    146,926                         150,991
 Long-term debt                   60,824        --                          60,824         --                          60,824
 Other liabilities                27,507       296                          27,803      8,246           445  [3]       36,494
                              -----------------------------------------------------------------------------------------------
     Total Liabilities         2,662,323    52,097           --          2,714,420    514,322           445         3,229,187
                              -----------------------------------------------------------------------------------------------

Shareholders' equity:
 Common stock                     14,980       500         (182) [1]        15,298         19         2,177  [2][3]    17,494
 Capital surplus                 203,010     1,200          182  [1]       204,392     17,810        (4,650) [2][3]   217,552
 Retained earnings                23,973     4,164                          28,137     30,815        (3,780) [2][3]    55,172
 Treasury stock                                                                 --     (5,308)        5,308  [3]           --
 ESOP loan guarantee                                                            --       (133)                           (133)
 Unearned compensation                                                          --       (150)                           (150)
 Net unrealized security
  gains (losses)                     111      (129)                            (18)    (4,334)                         (4,352)
                              -----------------------------------------------------------------------------------------------
     Total Shareholders'
      Equity                     242,074     5,735        $  --            247,809     38,719          (945)          285,583
                              -----------------------------------------------------------------------------------------------

     Total Liabilities and
      Equity                  $2,904,397   $57,832        $  --         $2,962,229   $553,041       $  (500)       $3,514,770
                              ===============================================================================================

        NOTES TO PRO FORMA COMBINED CONDENSED BALANCE SHEET (Unaudited)

The following pro forma adjustments are necessary to record the Merger and pending merger.

[1] To reflect exchange of shares of Orleans Common for shares of CNB Common, retaining the historical cost basis of assets, liabilities and equity through the treatment as a pooling of interest. A total of 318,500 shares of CNB Common will be issued at the exchange ratio of 6.37 shares of CNB Common for each of the 50,000 issued and outstanding shares of Orleans common stock (assuming no downward adjustment of the Conversion Ratio, see "MERGER--"Conversion Ratio"), resulting in a transfer from Common Stock to Capital Surplus of $181,500 to reflect the decrease in the aggregate par value of the issued and outstanding shares of CNB Common relative to the aggregate par value of the currently outstanding shares of Orleans common stock.

     Common stock              (182)
     Capital surplus            182


[2] To reflect exchange of shares of UFB common stock for shares of CNB Common, retaining the historical cost basis of assets, liabilities and equity through the treatment as a pooling of interest. A total of 2,196,109 shares of CNB Common will be issued at the exchange ratio of 1.366 shares of CNB Common for each of the 1,607,693 issued and outstanding shares of UFB common stock (assuming no upward or downward adjustment of the Conversion Ratio, see "PARTIES--CNB--Pending Acquisitions"), resulting in a transfer from Capital Surplus to Common Stock of $2,180,000 to reflect the increase in the aggregate par value of the issued and outstanding shares of CNB Common over the aggregate par value of the currently outstanding shares of UFB common stock.

     Common stock             2,180
     Capital surplus         (2,180)

     To reflect the cancellation of UFB Treasury Stock.

     Capital stock               (3)
     Capital surplus         (2,470)
     Retained earnings       (2,835)
     Treasury stock           5,308

[3] Upon consummation of the UFB merger, CNB will recognize certain expenses related to the merger. These expenses will be nonrecurring charges for restructuring and termination costs related to closing of certain duplicate facilities and severance pay related to certain employment contracts and separated employees in connection with the merger. Duplicate premises and data processing equipment are expected to be written down by approximately $500,000. Severance benefits to honor existing employment contracts and benefits for other employees are estimated to be $950,000. The net after-tax adjustment of these items is $945,000. The Pro Forma Combined Statement of Income does not reflect these nonrecurring merger related expenses.

     Premises and equipment    (500)
     Other liabilities          445
     Retained earnings         (945)

               PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1995
                                  (Unaudited)
                     (in thousands, except per share data)


                                    (a)       (b)                       (c)            (d)                      (e)
                                                       Pro Forma    CNB/Orleans                Pro Forma      Pro Forma
                                    CNB     Orleans   Adjustments    Pro Forma         UFB    Adjustments      Combined
                                  -------   -------   -----------   -----------       ------  -----------     ----------
                                                      Increase                                 Increase
                                                      (Decrease)                               (Decrease)

Interest income                   $55,953    $1,065                     $57,018       $9,634                     $66,652
Interest expense                   26,361       522                      26,883        6,313                      33,196
                                  --------------------------------------------------------------------------------------
  Net interest income              29,592       543           --         30,135        3,321          --          33,456

Provision for losses                1,504        --                       1,504           50                       1,554
                                  --------------------------------------------------------------------------------------
Net interest income after
  provision for losses             28,088       543           --         28,631        3,271          --          31,902

Non-interest income                 8,893        28                       8,921        1,122                      10,043
Non-interest expense               25,938       338                      26,276        3,062                      29,338
                                  --------------------------------------------------------------------------------------
Income before income taxes         11,043       233           --         11,276        1,331          --          12,607

Income taxes                        4,058        53                       4,111          437          --           4,548
                                  --------------------------------------------------------------------------------------

Net Income                        $ 6,985    $  180        $  --        $ 7,165       $  894       $  --         $ 8,059
                                  ======================================================================================
Net Income per common share
  Primary                         $  0.47                               $  0.47                                  $  0.46
  Fully diluted                   $  0.47                               $  0.47                                  $  0.46

Average Shares Outstanding         15,002                                15,321                                   17,676
Fully Diluted Shares Outstanding   15,492                                15,811                                   18,166

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1994
                                  (Unaudited)
                     (in thousands, except per share data)



                                      (a)       (b)                       (c)         (d)                    (e)
                                                         Pro Forma    CNB/Orleans             Pro Forma   Pro Forma
                                      CNB     Orleans   Adjustments    Pro Forma      UFB    Adjustments   Combined
                                    --------  --------  ------------  ------------  -------  -----------  ----------
                                                          Increase                             Increase
                                                         (Decrease)                           (Decrease)

Interest income                     $44,086      $915                     $45,001   $7,569                  $52,570
Interest expense                     19,699       403                      20,102    4,395                   24,497
                                    -------------------------------------------------------------------------------
 Net interest income                 24,387       512            --        24,899    3,174            --     28,073

Provision for losses                  1,302        --                       1,302       83                    1,385
                                    -------------------------------------------------------------------------------

Net interest income after
 provision for losses                23,085       512            --        23,597    3,091            --     26,688

Non-interest income                  10,262        30                      10,292    1,782                   12,074
Non-interest expense                 23,983       310                      24,293    3,361                   27,654
                                    -------------------------------------------------------------------------------
Income before income taxes            9,364       232            --         9,596    1,512            --     11,108

Income taxes                          3,053        37                       3,090      487            --      3,577
                                    -------------------------------------------------------------------------------

Net Income                          $ 6,311      $195           $--       $ 6,506   $1,025           $--    $ 7,531
                                    ===============================================================================

Net Income per common share
 Primary                              $0.44                                 $0.44                             $0.44
 Fully diluted                        $0.42                                 $0.43                             $0.43

Average Shares Outstanding           14,445                                14,764                            17,068
Fully Diluted Shares Outstanding     15,080                                15,399                            17,703

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                  (Unaudited)
                     (in thousands, except per share data)



                                       (a)       (b)                       (c)         (d)                     (e)
                                                          Pro Forma    CNB/Orleans              Pro Forma   Pro Forma
                                       CNB     Orleans   Adjustments    Pro Forma      UFB     Adjustments   Combined
                                    ---------  --------  ------------  ------------  --------  -----------  ----------
                                                           Increase                              Increase
                                                          (Decrease)                            (Decrease)

Interest income                     $195,467    $3,833                    $199,300   $32,626                 $231,926
Interest expense                      87,255     1,756                      89,011    19,367                  108,378
                                    ---------------------------------------------------------------------------------
 Net interest income                 108,212     2,077            --       110,289    13,259           --     123,548

Provision for losses                   6,319       300                       6,619     1,765                    8,384
                                    ---------------------------------------------------------------------------------

Net interest income after
 provision for losses                101,893     1,777            --       103,670    11,494           --     115,164

Non-interest income                   37,352      (132)                     37,220     4,465                   41,685
Non-interest expense                  97,707     1,656                      99,363    17,327                  116,690
                                    ---------------------------------------------------------------------------------
Income before income taxes            41,538       (11)           --        41,527    (1,368)          --      40,159

Income taxes                          14,705       (62)                     14,643     2,024           --      16,667
                                    ---------------------------------------------------------------------------------

Net Income                          $ 26,833    $   51   $        --     $  26,884   $(3,392)  $       --    $ 23,492
                                    =================================================================================

Net Income per common share
 Primary                               $1.82                                 $1.79                              $1.35
 Fully diluted                         $1.78                                 $1.74                              $1.33

Average Shares Outstanding            14,717                                15,036                             17,352
Fully Diluted Shares Outstanding      15,291                                15,610                             17,926

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1993
                                  (Unaudited)
                     (in thousands, except per share data)



                                       (a)       (b)                       (c)         (d)                     (e)
                                                          Pro Forma    CNB/Orleans              Pro Forma   Pro Forma
                                       CNB     Orleans   Adjustments    Pro Forma      UFB     Adjustments   Combined
                                    ---------  --------  ------------  ------------  --------  -----------  ----------
                                                           Increase                              Increase
                                                          (Decrease)                            (Decrease)

Interest income                     $177,206    $3,754                    $180,960   $34,475                 $215,435
Interest expense                      80,764     1,752                      82,516    19,823                  102,339
                                    ---------------------------------------------------------------------------------
 Net interest income                  96,442     2,002            --        98,444    14,652            --    113,096

Provision for losses                   3,605        --                       3,605       329                    3,934
                                    ---------------------------------------------------------------------------------

Net interest income after
 provision for losses                 92,837     2,002            --        94,839    14,323            --    109,162

Non-interest income                   33,910        42                      33,952     9,261                   43,213
Non-interest expense                  87,867     1,303                      89,170    14,735                  103,905
                                    ---------------------------------------------------------------------------------
Income before income taxes            38,880       741            --        39,621     8,849            --     48,470

Income taxes                          12,914       180                      13,094     3,536            --     16,630
                                    ---------------------------------------------------------------------------------

Net Income/(1)/                     $ 25,966    $  561   $        --      $ 26,527   $ 5,313   $        --   $ 31,840
                                    =================================================================================

Net Income per common share
 Primary                               $1.82                                 $1.82                              $1.87
 Fully diluted                         $1.76                                 $1.76                              $1.82

Average Shares Outstanding            14,270                                14,589                             16,999
Fully Diluted Shares Outstanding      15,084                                15,403                             17,787

_____________________________

/(1)/ Net income excludes the cumulative effect of the change in accounting for income taxes.

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1992
                                  (Unaudited)
                     (in thousands, except per share data)


                                       (a)       (b)                       (c)         (d)                     (e)
                                                          Pro Forma    CNB/Orleans              Pro Forma   Pro Forma
                                       CNB     Orleans   Adjustments    Pro Forma      UFB     Adjustments   Combined
                                    ---------  --------  ------------  ------------  --------  -----------  ----------
                                                           Increase                              Increase
                                                          (Decrease)                            (Decrease)

Interest income                     $187,882    $4,174                    $192,056   $37,874                 $229,930
Interest expense                      95,950     2,147                      98,097    23,111                  121,208
                                    --------    ------                    --------   -------                ---------
 Net interest income                  91,932     2,027            --        93,959    14,763            --    108,722

Provision for losses                   8,960        --                       8,960       240                    9,200
                                    --------    ------                    --------   -------                ---------

Net interest income after
 provision for losses                 82,972     2,027            --        84,999    14,523            --     99,522

Non-interest income                   28,313       116                      28,429     8,135                   36,564
Non-interest expense                  81,359     1,221                      82,580    15,004                   97,584
                                    --------    ------                    --------   -------                ---------

Income before income                  29,926       922            --        30,848     7,654            --     38,502

Income taxes                           8,550       227                       8,777     2,771            --     11,548
                                    --------    ------                    --------   -------   -----------  ---------

Net Income                          $ 21,376    $  695   $        --      $ 22,071   $ 4,883   $        --   $ 26,954
                                    ========    ======   ===========      ========   =======   ===========  =========

Net Income per common share
 Primary                               $1.52                                 $1.53                              $1.60
 Fully diluted                         $1.48                                 $1.49                              $1.56

Average Shares Outstanding            14,077                                14,396                             16,881
Fully Diluted Shares Outstanding      14,931                                15,250                             17,745

                       DESCRIPTION OF CNB'S CAPITAL STOCK

GENERAL

    CNB's Articles of Incorporation presently authorize the issuance of fifty million shares of common stock, $1.00 stated value per share, and two million shares of preferred stock, without par value. As of May 30, 1995, 14,818,767 shares of CNB Common were issued and outstanding and no shares of CNB's preferred stock were issued and outstanding. The Board of Directors of CNB is authorized to cause the preferred stock to be issued from time to time, in series, by resolution adopted prior to the issue of shares of a particular series, and to fix and determine in the resolution the designation, relative rights, preferences and limitations of the shares of each series, including voting, dividend and liquidation rights and all other matters with respect to such shares as are permitted to be fixed and determined by the Board of Directors under the Indiana Corporate Law.

CNB COMMON

    The following is a brief description of the terms of CNB Common.

         Dividend Rights

    Holders of CNB Common are entitled to receive dividends when, as and if declared by CNB's Board of Directors out of funds legally available therefor, subject to any preferential dividend rights which may attach to preferred stock which may be issued by CNB in the future. The ability of the subsidiary banks of CNB to pay cash dividends, which are expected to be CNB's principal source of income, is restricted by applicable banking laws. Such dividends have previously been CNB's principal source of income.

         Voting Rights

    Holders of shares of CNB Common are entitled to one vote per share in the election of directors and in all other matters to be voted upon by the shareholders generally. Shareholders of CNB do not have cumulative voting rights in the election of directors. Therefore, a majority of the shares of CNB Common can elect the entire Board of Directors.

         Classification of Board of Directors

    The Board of Directors of CNB is divided into three classes, and the directors are elected by classes to three-year terms. Approximately one-third of the directors of CNB are elected at each annual meeting of the shareholders. The primary goal of CNB's staggered Board is to encourage well-financed bidders who are interested in acquiring CNB to negotiate directly with CNB's Board of Directors. Although it promotes stability and continuity of the Board of Directors, classification of the Board of Directors (combined with the fact that shares of CNB Common do not have cumulative voting rights in the election of directors) may have the effect of decreasing the number of directors that could otherwise be elected by anyone who obtains a controlling interest in CNB Common and thereby could impede a change in control of CNB or discourage certain offers (possibly including some offers which shareholders may feel would be in their best interest). Because of the additional time required to change control of the Board of Directors, a staggered Board of Directors also tends to perpetuate present management.

                              Liquidation Rights

    In the event of liquidation, dissolution or winding up of CNB, whether voluntary or involuntary, the holders of CNB Common would be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding preferred stock.

                                Preemptive Rights

    Holders of shares of CNB Common do not have the preemptive right to subscribe on a pro-rata basis for any presently or subsequently authorized shares of CNB Common.

                            Assessment and Redemption

    The shares of CNB Common presently outstanding are, and the shares of CNB Common issued by CNB pursuant to the Merger will be, when issued and delivered pursuant to the Reorganization Agreement and as described herein, duly authorized, validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the shares of CNB Common.

                                  Transfer Agent

    Citizens Bank is the transfer agent for shares of CNB Common.

                  Dividend Restrictions under Loan Agreement

    Pursuant to the terms of a Term Loan Agreement (the "Loan Agreement"), CNB may not, until October 31, 1997, in any fiscal year, purchase or redeem any shares of CNB Common in an amount that exceeds 7.5% of its tangible net worth in the immediately preceding fiscal year. The Loan Agreement also provides that CNB may not, until October 31, 1997, pay or declare any dividend (other than stock dividends payable in shares of CNB Common) on CNB Common or make any other distribution in respect of CNB Common, except that, provided that no "Event of Default" or "Unmatured Event of Default" (as such terms are defined in the Loan Agreement) exists or would exist as a result thereof, CNB may declare or pay cash dividends to the holders of CNB Common not to exceed for all fiscal years of CNB on a cumulative basis beginning with the 1991 fiscal year (x) $5 million in the aggregate for all years beginning with the 1991 fiscal year, plus (y) the net proceeds received by CNB from the sale after December 31, 1990 of shares of CNB Common or convertible debt securities subsequently converted into CNB Common, plus (z) 50% of CNB's net income on a cumulative basis beginning with the 1991 fiscal year. As of March 31, 1995, $1.165 million was available for payment of dividends, purchases of CNB Common and payments or distributions in respect of CNB Common under the Loan Agreement.

                        COMPARISON OF SHAREHOLDER RIGHTS

    The rights of holders of shares of CNB Common are governed by the Indiana Corporate Law and by CNB's Articles of Incorporation, By-laws and other corporate documents. The rights of holders of shares of Orleans Common are governed by the Indiana Banking Law and by Orleans' Articles of Incorporation, By-laws and other corporate documents. The rights of holders of shares of Orleans differ in certain respects from the rights which they would have as shareholders of CNB. A summary of the material differences between the respective rights of the common shareholders of CNB and Orleans is set forth below.

SHAREHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

    BUSINESS COMBINATIONS

         CNB

    CNB's Articles of Incorporation include a so-called "fair price" provision. This provision generally provides that mergers, other business combinations and similar transactions and the sale, lease, mortgage or other disposition of more than 10% of total assets involving CNB or any of its subsidiaries and any person or entity beneficially owning directly or indirectly more than 10% of the outstanding voting stock of CNB, or affiliates or associates of such an entity (a "CNB 10% shareholder"), may not be consummated without the approval of the holders of at least 80% of the voting stock of CNB, unless either (i) the transaction is approved by a majority of the members of the Board of Directors of CNB who are not affiliated with the CNB 10% shareholder; or (ii) the transaction meets certain minimum ("fair price") price requirements (in either of which cases, the shareholder and director approval requirements of the "fair price" provision would no longer apply and only the normal shareholder and director approval requirements of the Indiana Corporate Law would govern the transaction). The primary purpose of CNB's "fair price" provision is to provide additional safeguards for the remaining shareholders in the event that an individual or entity becomes a majority shareholder of CNB. If CNB comes under the control of a single person or entity, substantial inequities could befall the minority shareholders. A bid for control of a target company is often followed, in time, by a complete business combination that eliminates minority interests in the target company on terms often unfavorable to the minority -- a so-called "two-tier" structured takeover. Minority shareholders in these circumstances may be forced out by the controlling shareholder in a business combination transaction at a time and for a price (cash or other types of consideration, often including debt instruments) not to their liking. The price per share in such transactions often is lower than the price per share previously paid by the controlling shareholder for its controlling block of stock in the first tier of the takeover. The minority shareholders, in such event, may have no alternative unless they choose to follow the statutory procedures for appraisal rights as a dissenting shareholder or to bring legal action against the controlling shareholder for breach of fiduciary duty, either of which procedures may be costly and time-consuming. CNB's higher shareholder vote requirements make it more difficult for a single shareholder to obtain ultimate "control" over CNB in the sense of being able unilaterally to effect a completed business combination on the controlling shareholder's own terms. A disadvantage of these higher shareholder vote requirements, however, is that outside parties contemplating an attempt to acquire control over CNB by acquiring less than all of its outstanding stock may be discouraged from making such an attempt, because ultimate "control" will require obtaining a higher percentage of the outstanding shares of CNB Common than if normal shareholder vote requirements were in effect. As a result, premium offers for CNB Common from outside parties interested in acquiring control may be somewhat less likely from such parties than premium offers for other similar companies without such high voting requirements. In addition, because outside parties may be somewhat less likely to attempt to acquire control over CNB due to its higher shareholder vote requirements, the management of CNB may be somewhat less vulnerable to removal in the future than would be the case if such provisions were not in effect.

         Orleans

    Neither the Indiana Banking Law nor Orleans' Articles of Incorporation or Bylaws contain similar provisions.

    REMOVAL OF DIRECTORS

         CNB

    CNB's Articles of Incorporation provide that at a meeting called expressly for that purpose, a director or the entire Board of Directors may be removed without cause only upon the affirmative vote of the holders of not less than 80% of the shares entitled to vote generally in an election of directors. At a meeting called expressly for that purpose, a director may be removed by the shareholders for cause by the affirmative vote of the holders of a majority of the shares entitled to vote upon his election. The Articles of Incorporation provide that, except as may be otherwise provided by law, cause for removal will be construed to exist only if the director whose removal is proposed (i) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; or (ii) has been adjudged by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to CNB in a manner of substantial importance to CNB, and such adjudication is no longer subject to direct appeal. CNB's 80% shareholder vote requirement for removal of directors without cause precludes a majority shareholder from circumventing the classified Board by decreasing the size of the Board until its nominees have a numerical majority or by removing directors not up for election, filling the resulting vacancy with its nominees, and thereby gaining control of the Board. The removal provisions would make it more difficult for shareholders of CNB to change the composition of the Board of Directors even if the shareholders believe such a change would be desirable.

         Orleans

    The Indiana Banking Law provides that in addition to being removed in any manner provided in the articles of incorporation of an Indiana bank, the shareholders or directors of an Indiana bank may remove one or more directors for cause or, unless the articles of incorporation provide otherwise, without cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that director. A director may be removed only if the number of votes cast to remove the director exceed the number of votes cast not to remove that director. Authorized shareholders may remove a director only at a meeting called for the purpose of removing the director and the purpose must be set forth in the notice of the meeting. Neither Orleans' Articles of Incorporation nor Bylaws contain provisions regarding the removal of directors.

    AMENDMENTS TO ARTICLES OF INCORPORATION

         CNB

    The Indiana Law provides that, unless a greater vote is required under a specific provision of the Indiana Corporate Law or by a corporation's articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon receiving more votes of holders in favor of the amendment than votes cast against the amendment, unless the amendment creates dissenters' rights in which case a favorable vote of the holders of a majority of the outstanding shares is required. Under the Indiana Corporate Law, a corporation's board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of a greater percentage of the voting shares of the corporation than otherwise required under the Indiana Corporate Law.

    CNB's Articles of Incorporation provide that, notwithstanding any other provision of the Articles of Incorporation or any provision of law or any preferred stock designation, the provisions of Article VII (relating to the classification, number, terms, removal of directors and newly created directorships and vacancies), Article IX (relating to special meetings of shareholders) and Article X (relating to the "fair price" provisions discussed above), may be altered, amended or repealed only with the affirmative vote of the holders of 80% of CNB Common then entitled to vote in an election of directors.

         Orleans

    The Indiana Banking Law provides that an Indiana bank may amend its articles of incorporation to add or change a provision that is required or permitted to be in the articles of incorporation or delete a provision not required to be in the articles of incorporation. A shareholder does not have a vested property right resulting from any provision in the articles of incorporation. Unless otherwise provided in the articles of incorporation of an Indiana bank, the bank's board of directors may adopt at least one amendment to the bank's articles of incorporation without shareholder action to (i) extend the duration of the bank if it was incorporated when limited duration was required by law;
(ii) delete the names and addresses of the initial directors; (iii) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares and fractional shares if the bank has only shares of that class outstanding; (iv) reduce the number of authorized shares solely as the result of cancellation of treasury shares; or (v) make any other change expressly permitted by Indiana Banking Law to be made without shareholder action. Generally, for other amendments, the following must occur (a) the board of directors must adopt a resolution directing that the proposed amendment be submitted to a vote of the shareholders, and the resolution must be approved by the directors either before or after the proposed amendments are submitted to the shareholders; (b) the board of directors must recommend the amendment to the shareholders, unless they determine that because of a conflict of interest or other special circumstance the board should make no recommendation; and (c) generally, unless the bank's articles of incorporation provide otherwise, the amendment must be approved by a majority of votes entitled to be cast on the amendment. The board of directors may condition the board's submission of the proposed amendment on any basis. Each shareholder must be notified of the shareholders' meeting in accordance with the Indiana Banking Law, and articles of amendment must be properly filed to evidence the amendment. Neither Orleans' Articles of Incorporation nor Bylaws contain provisions regarding amendments to Orleans' Articles of Incorporation.

    VOTING RIGHTS

         CNB

    Holders of shares of CNB Common are entitled to one vote per share in the election of directors and in all other matters to be voted upon by the shareholders generally. Directors of CNB are elected by the majority vote of the shareholders and shareholders of CNB are not entitled to cumulative voting in the election of directors. Therefore, a majority of the shares of CNB Common can elect the entire Board of Directors.

         Orleans

    In accordance with the Indiana Banking Law and as provided in Orleans' Bylaws, each outstanding share of Orleans Common is entitled to one vote on each matter voted on at a shareholders meeting. A shareholder or Orleans may vote in person or by proxy. Generally, directors are elected by a plurality of votes cast by the shareholders entitled to vote at a meeting in which a quorum is present (i.e., the nominees receiving the highest number of votes are elected regardless of whether such votes constitute a majority of the shares represented at the meeting).

SPECIAL MEETING OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

         CNB

    CNB's Articles of Incorporation require that shareholders must hold at least 80% of the outstanding voting shares of CNB in order to call a special meeting of shareholders. This provision is intended to discourage attempts by the holders of less than 80% of the outstanding voting stock of CNB from disrupting the business of the corporation between annual shareholders meetings by calling special meetings. Possible disadvantages of this provision is that it makes it more difficult for a shareholder or shareholder group to take action where such action is opposed by a majority of the Board of Directors and management of CNB and it may delay the removal of directors, even if cause exists for such removal. The Indiana Corporate Law provides that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent, in writing, setting forth the action taken is signed by the holders of all of the shares entitled to vote on the subject matter.

         Orleans

    Orleans' Bylaws provide that shareholders owning, in the aggregate, not less than one-quarter (1/4) of the outstanding shares of Orleans Common may call a special meeting. The Indiana Banking Law provides that action may be taken without a shareholders meeting if the action is taken by all who are entitled to vote on the action and there is, delivered to the bank, a written consent signed by all the shareholders entitled to vote on the action. The action is effective when the last shareholder signs the consent. The record date is the date the first shareholder signs the consent.

DISSENTERS' RIGHTS

         CNB

    Under the Indiana Corporate Law, a shareholder of a corporation is entitled (subject to certain exceptions) to receive payment for the fair value of his shares if, among other things, such shareholder dissents from a plan of share exchange, sale or exchange of all or substantially all of the property of the corporation, or a merger or control share acquisition to which such corporation is a party. Because CNB is not merging directly with Orleans, CNB's shareholders are not entitled to assert such rights in connection with the Merger. Orleans' Articles of Association and By-Laws do not contain provisions relating to dissenter's rights. Orleans shareholders are entitled to assert such rights in connection with the Merger.

         Orleans

    Under the Indiana Banking Law, a shareholder of a bank entitled to vote on an agreement of merger or consolidation may dissent from the merger or consolidation and obtain the payment of the value of his or her shares provided he or she makes a written demand for payment of his or her shares and does not vote in favor of the proposed action. See "MERGER -- Dissenters' Rights."

TAKEOVER STATUTES

         CNB

    In general, the Indiana Corporate Law prohibits any business combination, such as a merger or consolidation between an Indiana corporation with shares of its stock registered under the federal securities laws or who make an election under the Indiana Corporate Law, and an "interested shareholder" (which is defined as any owner of 10% or more of the corporation's stock) for five years after the date on which such shareholder became an interested shareholder, unless the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. This so-called "five-year freeze" provision of the Indiana Law is effective even if all parties should subsequently decide that they wish to engage in the business combination. The Indiana Corporate Law also contains a "control share acquisition" provision which effectively denies voting rights to shares of an "issuing public corporation" acquired in control share acquisitions unless the grant of such voting right is approved by a majority vote of disinterested shareholders. An issuing public corporation is a corporation that (i) has 100 or more shareholders; (ii) has its principal place of business, its principal office or substantial assets within Indiana and (iii) either (a) more than 10% of its shareholders are Indiana residents; (b) more than 10% of its shares are owned by Indiana residents or (c) 10,000 shareholders resident in Indiana. CNB is an "issuing public corporation." A control share acquisition is one by which a purchasing shareholder acquires more than one-fifth, one-third, or one-half of the voting power of the stock of an Indiana corporation whose stock is registered under the federal securities laws. In addition, if any person proposing to make or who has made "control share acquisitions" does not file an "acquiring person statement" with the issuing corporation or if the control shares are not accorded full voting rights by other shareholders, and if the articles of incorporation or by-laws of the corporation whose shares are acquired authorize such redemption (CNB's By-laws do), the acquired shares are subject to redemption by the corporation. Finally, if a control share acquisition should be made of a majority or more of the corporation's voting stock, and those shares are granted full voting rights, shareholders are granted dissenters' rights.

         Orleans

    Neither the Indiana Banking Law nor Orleans' Articles of Incorporation or Bylaws contain a similar provision.

INDEMNIFICATION

         CNB

    Pursuant to the Indiana Corporate Law, and the Articles of Incorporation and By-laws of CNB, CNB is obligated to indemnify certain officers and directors in connection with liabilities arising from legal proceedings resulting from such person's service to CNB in certain circumstances. CNB may also voluntarily undertake to indemnify certain persons acting on CNB's behalf in certain circumstances.

    Chapter 37 of the Indiana Corporate Law provides for mandatory indemnification of directors and officers of Indiana corporations and permissive indemnification of directors, officers, employees and agents of Indiana corporations who are made parties to proceedings as a result of their relationship with such corporation. Chapter 37 also applies to individuals who are serving at such corporation's request as directors, officers, employees and agents of such corporation's subsidiaries. Chapter 37 requires Indiana corporations, unless limited by their articles of incorporation, to indemnify any director or officer against reasonable expenses incurred in connection with any proceeding to which such person was a party if the individual is wholly successful on the merits. Chapter 37 authorizes Indiana corporations to indemnify any director, officer, employee or agent against liability incurred in such a proceeding generally if the individual's conduct was in good faith and the individual reasonably believed, in the case of conduct in the individual's official capacity, that his conduct was in the corporation's best interests and in all other cases that his conduct was not opposed to the best interests of such corporation. Chapter 37 further authorizes any court of competent jurisdiction, unless the articles of incorporation provide otherwise, to order indemnification generally if the court determines a director or officer of an Indiana corporation is entitled to mandatory indemnification or is otherwise fairly and reasonably entitled to indemnification in view of all the relevant circumstances. Chapter 37 also authorizes Indiana corporations to advance reasonable expenses in advance of final disposition of a proceeding generally if the individual affirms in writing a good faith belief that he satisfies the standard of conduct for permissive indemnification, the individual undertakes in a signed writing to repay the advance if it is determined he does not satisfy the standard of conduct for permissive indemnification and the corporation determines that the facts then known do not preclude indemnification. Finally, Chapter 37 authorizes further indemnification to the extent that the corporation may provide in its articles of incorporation, by-laws, a resolution of the board of directors or the shareholders or any other authorization, whenever adopted, after notice, by a majority vote of all the voting shares then issued and outstanding. Except with respect to the advancement of expenses, CNB's By-laws generally provide for the indemnification of CNB's directors, officers, employees and agents to the extent permitted by Chapter 37.

         Orleans

    The Indiana Banking Law provides for mandatory indemnification of a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was the director of the corporation. The Indiana Banking Law provides for conditional indemnification of a director if the director's conduct was in good faith and the director reasonably believed (i) in the case of conduct in his official capacity with the bank, that his conduct was in the bank's best interest; and
(ii) in all other cases that his conduct was at least not opposed to the bank's best interest. If the case involves a criminal proceeding, then in addition to the above requirements, the director must also reasonably believe his conduct was lawful or have no reason to believe his conduct was unlawful. Prior to final disposition of a case, a bank may pay for or reimburse a director's expenses if the director provides a written affirmation of his good faith belief that he met the required standard of conduct, the director furnishes a written undertaking to repay the advance if it is ultimately determined that he did not meet the standard of conduct, and if a determination is made that the facts then known to those making the determination would not preclude indemnification under the Indiana Banking Law. A director may apply for indemnification to the court conducting the proceeding or any court of competent jurisdiction unless the bank's articles of incorporation provide otherwise. The court may order indemnification if the court determines the director is entitled to mandatory indemnification or the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director met the standard of conduct required. The bank cannot indemnify a director under the conditional indemnification provisions unless authorized after a determination has been made that the indemnification of the director is permissible in the circumstances. The determination is made (i) by a majority vote of a quorum of non-party directors; (ii) if that is not possible, a majority vote of a committee designed by the board of directors in which party directors may participate; (iii) by special legal counsel; or (iv) by the shareholders, excluding shares owned or voted under the control of directors who are parties. The Indiana Banking Law provides that officers and employees are entitled to mandatory indemnification and entitled to apply for court-ordered indemnification in the same manner as directors. The bank may advance expenses for an officer to the same extent it could do for a director. A bank may advance expenses to an officer, employee or agent, whether or not a director, to the extent consistent with public policy, and provided by the bank's articles of incorporation, by-laws, specific action of the corporate board of directors or contract. Neither Orleans' Articles of Incorporation nor Bylaws contain provisions regarding indemnification.

LIMITATION OF LIABILITY OF DIRECTORS

         CNB

    The Indiana Corporate Law provides that no director of an Indiana corporation will be subject to liability for any action taken as a director, or any failure to take any action as a director, unless the director has both breached or failed to perform the duties of the director's office in compliance with the Indiana Corporate Law and the breach or failure to perform constitutes willful misconduct or recklessness. This provision eliminates the potential liability of a corporation's directors for failure, except through willful misconduct or recklessness, to satisfy their duty of care, which requires each director to carry out his duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation. This provision may thus reduce the likelihood of derivative litigation against directors and discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to
the corporation and its shareholders.   Shareholders therefore will not have a
cause of action based upon negligent business decisions, including those relating to attempts to acquire control of the corporation. This provision does not, however, preclude all equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter.

         Orleans

    The Indiana Banking Law provides that a director of an Indiana bank is not liable for an act or omission if the director (i) acted in good faith with ordinary prudence and (ii) in a manner he reasonably believed was in the best interests of the bank. In carrying out his duties, a director may rely on data or other information prepared by an officer or employee of the bank reasonably believed to be competent, legal counsel, other professionals or a committee of the board of directors of which the director is not a member. The director will be liable if the director does not meet the requirements of (i) or (ii) and the act or omission constitutes willful misconduct or recklessness. This exemption from liability does not extend to any proceeding brought by the department against a director. The purpose of this provision is to reaffirm that directors, in exercising their business judgment, are not required to approve a corporate action if they determined in good faith that the action is not in the best interests of the bank. Neither Orleans' Articles of Incorporation nor the Bylaws contain provisions which limit the liability of its directors.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

         CNB

    The Indiana Corporate Law specifically authorizes directors, in considering the best interests of a corporation, to consider the short-term and long-term interests of the corporation as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the Indiana Corporate Law, directors are not required to approve a proposed corporate action if the directors determine in good faith after considering and weighing as they deem appropriate the effect of such action on the corporation's constituents that such approval is not in the best interest of the corporation. In addition, the Indiana Corporate Law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed acquisition of control of a corporation or the amounts to be paid to shareholders under such an acquisition. The Indiana Corporate Law explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

         Orleans

    The Indiana Banking Law provides that in considering the best interests of an Indiana bank, a director may consider the effects of any action on employees, suppliers, customers of the bank and the communities in which the bank's offices are housed as well as the effects on shareholders. Additionally, in taking or declining to take any action, a board of directors of a bank may also consider both the short and long term best interests of the bank and consider the effects on other corporate constituents in addition to the shareholders. Directors may also consider any other factors they consider pertinent. Directors are not required to take or decline any action solely because of the effect such action might have on a proposed acquisition of control of the bank or the amounts that might be paid to shareholders under the acquisition. Neither Orleans' Articles of Incorporation nor Bylaws contain provisions regarding the consideration of non-shareholder interests.

                           INFORMATION ABOUT ORLEANS

BUSINESS OF ORLEANS

                                 GENERAL

          Orleans is an Indiana state chartered bank founded in 1933. The main and only office of Orleans is located at 200 South Maple Street, Orleans, Indiana 47452, and its telephone number is (812) 865-2374. Orleans' deposits are insured by the F.D.I.C.

          The business of Orleans primarily consists of attracting demand, savings, certificate of deposit and other time deposits from the general public and investing such deposits in real estate, commercial and personal loans. To a lesser extent, Orleans invests in investment securities, including U. S. Government and agency securities, municipal securities and mortgage-backed securities. Orleans concentrates its loan practice on the origination of loans with adjustable interest rates because of the more frequent repricing characteristics of such loans. This practice enables Orleans' assets to be more responsive to changes in interest rates and to more closely match the maturities of Orleans' assets and liabilities. At March 31, 1995, Orleans had total assets of $57.8 million, total deposits of $51.8 million and shareholders' equity of $5.7 million. As of March 31, 1995, Orleans was the third largest financial institution in Orange County, Indiana, in terms of total assets and total deposits.

          Orleans considers its primary market area to be Orange County and the southern part of Lawrence County in Indiana. The local economy depends primarily on (i) local industrial facilities, such as the local manufacturing operations for such major companies as Paoli, Inc., Essex International, Inc. and White Castle Systems, Inc., and (ii) general agricultural activity in the area.

                                 COMPETITION

          Orleans experiences substantial competition both in attracting and retaining deposits and in making mortgage and other loans. Direct competition for deposits primarily comes from commercial banks and a credit union located in or near Orleans' primary market area. Additional significant competition for deposits comes from money market mutual funds and corporate and governmental debt securities. The primary factors in competition for loans are interest rates, loan origination fees and the range of services offered by the various financial institutions. Competition for loans normally comes from thrift institutions, commercial banks, mortgage bankers and credit unions. Some of the commercial banks in the market area of Orange and Lawrence Counties are affiliated with large bank holding companies. These commercial banks along with locally owned commercial banks (of which Orleans is the largest), constitute Orleans' primary competition. Orleans' operating strategies are directed towards providing a range of financial services for customers in its primary market area. Orleans' major deposit and lending markets are dominated by commercial banks, which are extremely competitive. Commercial banks traditionally have dominated Orleans' deposit market.

          Indiana law permits banks and their holding companies in Indiana to be acquired by out-of-state banks or their holding companies. Indiana law also permits Indiana banks and their holding companies to acquire out-of-state banks. The effect of this legislation is to possibly increase competition within the State of Indiana among banks located in Indiana and from out-of-state institutions.

                                  PROPERTIES

          Orleans' building, built in 1972, has approximately 6,300 square feet of floor space and one drive-up teller window with two lanes. Orleans also owns an adjacent piece of property that is used primarily as a parking lot for employees. At March 31, 1995, the net book value of Orleans' land and building was $133,800 and the net book value of its furniture and equipment was $143,600. For more information, see Notes 1 and 5 of FINANCIAL STATEMENTS OF ORLEANS.

                                   EMPLOYEES

          At March 31, 1995, Orleans had 20 full-time and no part-time employees. None of Orleans' employees is represented by a collective bargaining agreement. Orleans believes that it enjoys good relations with its personnel.

                               LEGAL PROCEEDINGS

          Although Orleans, from time to time, is involved in various legal proceedings in the normal course of business, there are no material legal proceedings to which Orleans is a party or to which any of their property is subject.

                          SUPERVISION AND REGULATION

          As a state chartered bank and a member of the F.D.I.C., Orleans is subject to extensive regulation by the I.D.F.I. and the F.D.I.C., an agency within the U. S. Department of Treasury. The lending activities and other investments of Orleans must comply with various state and federal regulatory requirements. The I.D.F.I. and the F.D.I.C. periodically examine Orleans for compliance with various regulatory requirements. Orleans must file reports with the I.D.F.I. and the F.D.I.C. describing its activities and financial condition, and is subject to certain reserve requirements promulgated by the Federal Reserve. This supervision and regulation is intended primarily for the protection of depositors.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

          The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Orleans. This discussion and analysis should be read in conjunction with the "SELECTED FINANCIAL DATA" and "FINANCIAL STATEMENTS OF ORLEANS appearing elsewhere in this Prospectus/Proxy Statement.


                             RESULTS OF OPERATIONS

          Net income for 1994 was $51,430 as compared to $588,661 for 1993, a decrease of $537,231 or 91.3%. This decrease was the result of a $300,000 provision for loan losses, $272,000 of securities losses as compared to $105,000 in 1993, and merger related expenses of approximately $230,000. The provision for loan losses replenished the allowance for loan losses for approximately $300,000 taken in the fourth quarter of 1994. The $272,000 of securities losses was a result of Orleans' compliance with CNB's request pursuant to the Reorganization Agreement, as described further in the "Net Interest Income" section of this discussion.

          Net income for 1993 was $588,661 compared to $694,551 for 1992, a decrease of $105,890 or 15.2%. Income decreased due to a decrease in net interest income of $24,918, a $104,905 loss resulting from the sale of investment securities, offset by a bankruptcy award of $33,000. Expenses increased due to a $43,313 increase in salaries and employee benefits and a $34,955 increase in other expenses. Net income was favorably impacted by the cumulative effect of adopting SFAS No. 109, "Accounting for Income Taxes," effective January 1, 1993 which resulted in an increase to net income of $27,910.

          Net income for the three months ended March 31, 1995 was $179,821 compared to $195,256 for the three months ended March 31, 1994, a decrease of $15,435 or 7.9%. Income decreased primarily due to an increase in merger related expenses of approximately $19,000 for legal and accounting fees and increased income taxes due to the nondeductible merger related expenses and reduced tax exempt income which were offset by an improved net interest margin.

          Orleans' return on average assets was 0.09% for 1994 compared to 1.04% for 1993, which change was principally due to the provision for loan losses, the increased loss on sale of investment securities and merger related expenses as discussed above. Return on average assets for 1992 was 1.26%. Return on average assets for the first three months of 1995 was 1.23%, on an annualized basis. Orleans' return on average total assets is greatly influenced by loan demand and the actual and perceived condition of the local and regional economy, factors which Orleans cannot predict.

          Shareholders' equity decreased to $5,565,416 at December 31, 1994, or $111.31 per share, from $5,847,866 at December 31, 1993, or $116.96 per share.
The decrease was primarily a result of a decline in the estimated fair value of investment securities available for sale and dividends paid in excess of net income. Shareholders' equity grew to $5,847,866 at December 31, 1993, or $116.96 per share from $5,242,492 at December 31, 1992, or $104.85 per share, representing an 11.5% increase. Orleans achieved a 0.83% return on average equity for 1994 compared to 10.44% for 1993, as a result of the factors mentioned previously. Shareholders' equity grew during the three months of 1995 to $5,734,819 at March 31, 1995, an increase of 3.0% or $3.39 per share. SFAS No. 115 (see Note 1 to Financial Statements of Orleans) reduced shareholders' equity by $129,435 or $2.59 per share and $182,717 or $3.65 per share at March 31, 1995, and December 31, 1994, respectively. SFAS No. 115, which was adopted on December 31, 1993, had the effect of increasing shareholders' equity by $26,163 or $0.52 per share on such date.

          Orleans paid dividends of $2.50 per share in 1994 and 1993. In the first quarter of 1995 and pursuant to the Reorganization Agreement, Orleans adopted CNB's dividend rate, as adjusted for the Conversion Ratio, and declared dividends of $1.27 per share. See "MERGER -- Certain Other Agreements -- Dividends."

                                 Net Interest Income

          Net interest income is the difference between interest income and interest expense. It is the largest and most critical component of Orleans' earnings and is affected by both rates and the volume of earning assets and interest-bearing liabilities. Net interest income of $2,076,825 for 1994 increased 3.7% from $2,002,225 for 1993. This increase was primarily the result of improved loan demand which yielded higher rates than investment securities. Net interest income in 1993 was slightly lower than 1992 due to interest rates declining more rapidly in interest earning assets as compared to interest bearing deposits.

          Net interest income for the three months ended March 31, 1995 increased by $31,573 or 6.2% to $543,494 compared to the three months ended March 31, 1994. The increased net interest income was a result of interest rates rising more quickly in interest earning assets as compared to interest bearing deposits, and an improved yield on investment securities from reinvestment in January 1995 of the proceeds received from the sale of investment securities as more fully discussed under "Financial Condition
- -- Investment Securities."

          The following table presents each significant category of interest earning assets and interest bearing liabilities.

 Average balance sheet and net interest analysis
(In thousands on fully taxable equivalent basis)

                                                          December 31, 1994              December 31, 1993
                                                    ----------------------------   ----------------------------
                                                    Average              Average   Average              Average
                                                    Balances   Interest   Rate     Balances   Interest   Rate
                                                    --------   --------  -------   --------   --------  -------
Earning Assets
 Investment securities
   Taxable                                            $15,649    $  901     5.76%    $17,363    $1,037     5.97%
   Tax exempt(1)                                       10,311       855     8.29       8,701       783     9.00
 Federal Funds sold                                       830        37     4.46       1,931        54     2.80
 Loans(2)(3)                                           28,408     2,330     8.20      26,171     2,146     8.20
                                                      -------    ------     ----     -------    ------     ----
Total Earning Assets                                   55,198     4,123     7.47      54,166     4,020     7.42
Less allowance for loan losses                            405    ------     ----         396    ------     ----
                                                      -------                        -------
                                                       54,793                         53,770
Non-Earning Assets
 Cash and due from banks                                1,535                          1,723
 Bank Premises and equipment                              232                            237
 Other Assets                                             865                            692
                                                      -------                        -------
Total Assets                                          $57,425                        $56,422
                                                      =======                        =======
Interest Bearing Liabilities
 Deposits
   Interest bearing demand                            $11,998    $  295     2.46%    $11,821    $  282     2.39%
   Savings                                              4,990       140     2.81       4,789       134     2.80
   Other time                                          29,616     1,320     4.46      30,127     1,336     4.43
 Federal funds purchased                                   13         1     7.69          20         1     5.00
                                                      -------    ------     ----     -------    ------     ----
Total Interest Bearing Liabilities                     46,617     1,756     3.77      46,757     1,753     3.75
                                                                 ------     ----                ------     ----
Non-Interest Bearing Liabilities
 Demand deposits                                        4,410                          3,772
 Other liabilities                                        236                            252
                                                      -------                        -------
   Total liabilities                                   51,263                         50,781
Shareholders' Equity                                    6,162                          5,641
                                                      -------                        -------
Total Liabilities and Shareholders' Equity            $57,425                        $56,422
                                                      =======                        =======
Recap(4):
 Interest income                                                 $4,123     7.47%               $4,020     7.42%
 Interest expense                                                 1,756     3.18                 1,753     3.24
                                                                 ------     ----                ------     ----
Net interest Income/Margin                                       $2,367     4.29%               $2,267     4.18%
                                                                 ======     ====                ======     ====


(1) Tax exempt securities have been adjusted to a fully taxable equivalent basis using a marginal tax rate of 34%.
(2) Nonaccrual loans have been included in the average balances.
(3) Loan income includes interest and fees on loans.
(4) Average rates have been computed by dividing by total earning assets.

   The amount of net interest income is affected by changes in the volume and mix of earning assets and interest bearing deposits and liabilities, and the interest rates on these assets and liabilities. An analysis of how changes in volumes and rates have affected net interest income since 1992 is presented below.


                                         Comparison of                        Comparison of
                                           March 31,                           December 31,
                                      --------------------  ---------------------------------------------------
                                         1995 over 1994           1994 over 1993           1993 over 1992
                                      --------------------  -------------------------  ------------------------
                                      Volume   Rate  Total  Volume    Rate     Total   Volume     Rate    Total
                                      -------  ----  -----  -------  -------  -------  -------  --------  ------
Interest Income:
  Loans                                 $ 32   $ 60   $ 92    $198     $(14)    $184    $ 232     $(295)  $ (63)
  Investment securities                  (23)    65     42      (6)     (83)     (89)    (125)     (257)   (382)
  Federal funds sold                      16      1     17     (49)      32      (17)      31        (5)     26
                                    ---------------------------------------------------------------------------
     Total interest income                25    126    151     143      (65)      78      138      (557)   (419)
                                    ---------------------------------------------------------------------------

Interest Expense:
  Money market investment accounts         4      4      8       4        9       13       26      (107)    (81)
  Savings deposits                        (6)     7      1       3        2        5       14       (38)    (24)
  Certificates of deposit                 41     70    111     (20)       5      (15)     (29)     (260)   (289)
                                    ---------------------------------------------------------------------------
     Total interest expense               39     81    120     (13)      16        3       11      (405)   (394)
                                    ---------------------------------------------------------------------------
Changes in net interest income          $(14)  $ 45   $ 31    $156     $(81)    $ 75    $ 127     $(152)  $ (25)
                                    ===========================================================================


    Earning assets, which includes loans, federal funds sold, and investment securities, increased by $1,357,161 during 1994 to $56,401,378 while interest bearing liabilities increased by $1,716,372. Earning assets were $55,044,217 and interest bearing liabilities were $45,535,567 in 1993, increases and decreases of $1,596,120 and $39,989, respectively, from 1992. Additionally, earning assets decreased by $636,829 to $55,764,549 and interest bearing liabilities decreased by $348,817 to $46,903,122 during the first three months of 1995.

         Provision for Loan Losses

    The provision for loan losses represents a charge against income and a corresponding increase to the allowance for loan losses. This provision was $300,000 in 1994 as compared to none in 1993 and 1992. The 1994 provision was a result of replenishing the allowance after recognizing approximately $200,000 of charge-offs in the fourth quarter of 1994 of which $129,000 were specifically requested by the F.D.I.C. in their November 1994 examination as well as an additional $71,000 of charge-offs identified by management and an additional provision of $100,000. The most significant charge-off was for approximately $86,000 on loans to a borrower in a computer related industry which subsequently filed bankruptcy in the first quarter of 1995. For the year ended December 31, 1994, charge-offs totalled $232,198 which were offset by recoveries of $91,777 for net charge-offs of $140,421.

    No provision was provided during 1993 and 1992 as recoveries exceeded charge-offs by $34,930 and $85,461, respectively. During the three months ended March 31, 1995 and 1994, no provision was provided as net charge-offs (recoveries) were ($20,236) and $4,822, respectively. Further analysis of loan losses is contained in the Loans section of this discussion.

         Non-Interest Income

    Non-interest income decreased from $41,628 to $(131,924) between 1993 and 1994 due to an increase in net securities losses of $167,439. The securities losses in 1994 were the result of selling approximately $2.2 million of structured notes at CNB's request pursuant to provisions in the Reorganization Agreement. See "MERGER -- Certain Other Agreements -- Other Orleans Agreements." Those structured notes were purchased between March and December of 1993. Two of the securities, with a book value of approximately $700,000, were dual interest securities. These issues were priced from two different points of the yield curve (10 year, 1 month LIBOR). Such a combination made it very difficult to forecast the pricing and performance of the security.

    The three remaining securities, with an approximate book value of $1.5 million, were de-leveraged securities. These securities paid investors according to a formula based upon a fraction of the change in the specific index and the interest rate on the securities lagged overall movements in the market yields.

    These securities did not conform with CNB's investment and interest rate risk policies and, therefore, were sold by Orleans in the marketplace to an unrelated third party at a loss of approximately $272,000.

    Non-interest income decreased by $74,471 to $41,628 in 1993 from 1992. The decrease in 1993 was a result of the $104,905 loss on sale of marketable equity securities offset by a bankruptcy award for approximately $33,000. Non-interest income during the three months ended March 31, 1995 declined slightly to $27,813 from $30,218 for the three months ended March 31, 1994.

         Non-Interest Expense

    Operating expenses, other than interest and the provision for loan losses, were $1,656,305 in 1994 as compared to $1,303,304 and $1,221,693 in 1993 and
1992, respectively. Approximately $230,000 of the increase in 1994 was for professional fees paid to accountants, attorneys and investment advisors relating to the pending Merger with CNB. Other expenses for 1994 also included $55,000 for the cleanup of an environmental problem on the employee parking lot adjacent to the banking office of Orleans and commonly known as Lot 139, as more fully described in "MERGER -- Certain Other Agreements -- Environmental Investigation and Remediation." Operating expenses for the three months ended March 31, 1995 were $338,213 as compared to $309,701 for the three months ended March 31, 1994.

    The following table analyzes (in thousands) the changes in operating expenses:

                                                                  Change from prior year
                                                           -------------------------------------
                                          Amount                  1994              1993
                                  -----------------------  ------------------  -----------------
                                   1994    1993    1992     Amount   Percent   Amount   Percent
                                  ------  ------  -------  --------  --------  -------  --------
Salaries and employee benefits    $  760  $  710   $  667    $  50       7.0%     $43       6.4%
Net occupancy expense                 66      71       68       (5)     (7.0)       3       4.4
Supplies                              34      50       36      (16)    (32.0)      14      38.9
Blanket bond                          19      27       28       (8)    (29.6)      (1)     (3.6)
Audit, tax and accounting             99      23       21       76     330.4        2       9.5
Legal                                 66      14       11       52     371.4        3      27.3
Other professional fees              104      --       --      104     100.0       --        --
Data processing fees                 101      92       83        9       9.8        9      10.8
Advertising                           58      53       53        5       9.4       --        --
Directors fees                        66      53       51       13      24.5        2       3.9
FDIC assessment                      121     113      111        8       7.1        2       1.8
Postage, freight and courier          39      35       35        4      11.4       --        --
Other                                123      62       58       61      98.4        4       6.9
                                ---------------------------------------------------------------
  Total operating expenses        $1,656  $1,303   $1,222    $ 353      27.1%     $81       6.6%
                                ===============================================================



                                                              Amount March 31,       Change
                                                              ----------------      -------
                                                                1995     1994   Amount   Percent
                                                              -------    -----  -------  -------
Salaries and employee benefits                                 $  176    $ 172    $ 4       2.3%
Net occupancy expense                                              21       13      8      61.5
Supplies                                                           12        6      6     100.0
Blanket bond                                                        5        6     (1)    (16.7)
Audit, tax and accounting                                          14        5      9     180.0
Data processing fees                                               31       25      6      24.0
Advertising                                                         9       10     (1)    (10.0)
Directors fees                                                      8       10     (2)    (20.0)
FDIC assessment                                                    31       16     15      93.8
Postage, freight and courier                                       12        8      4      50.0
Other                                                              19       39    (20)    (51.3)
                                                              ---------------------------------
  Total operating expenses                                     $  338    $ 310    $28       9.0%
                                                              ==================================


         Income Taxes

    Income tax benefit for 1994 was $62,834, as compared to a provision of $179,798 in 1993 and $226,998 in 1992. The effective tax rate for 1994 is not meaningful. The effective tax rates for 1993 and 1992 were 24.3% and 24.6%. Income taxes for 1994 were positively effected by the large amount of tax-exempt interest relative to taxable interest but negatively effected by the nondeductible merger related expenses. The effective tax rate is lower than the federal income tax rate in 1993 and 1992 primarily due to the large amount of tax-exempt interest. Income tax expense for the three months ended March 31, 1995 was $53,273 compared to $37,182 for the three months ended March 31, 1994 for effective tax rates of 22.9% and 16.0%, respectively. Income taxes are also discussed in Note 6 of the FINANCIAL STATEMENTS OF ORLEANS, attached to this Prospectus/Proxy Statement.

    As previously discussed, Orleans adopted SFAS No. 109, "Accounting for Income Taxes," on a prospective basis effective January 1, 1993.

    FINANCIAL CONDITION

    At December 31, 1994, Orleans' total assets increased to $58,965,019 compared to $57,237,773 at December 31, 1993, a 3.0% increase. Average assets were $57,425,000 during 1994, which represents an increase of 1.8% over 1993 averages. Total assets were $57,832,495 at March 31, 1995, an increase of 2.0% from March 31, 1994.

    The financial condition of Orleans at March 31, 1995 and December 31, 1994, is presented in the comparative balance sheets of Orleans' financial statements, see FINANCIAL STATEMENTS OF ORLEANS. The following discussion addresses loans and other components of earning assets, sources of funds, capital resources, and liquidity and interest rate sensitivity.

         Loans

    Average loan balances were $28,408,000 in 1994, an increase of $2,237,000, or 8.5% from 1993. Average loan balances in 1993 were $26,171,000, an increase of $1,987,000, or 8.2% from 1992. The increases in 1994 were a result of a strong demand in commercial and consumer loans. The increases in 1993 were primarily a result of strong demand for residential real estate loans due to lower interest rates. Loan balances have remained fairly steady between December 31, 1994 and March 31, 1995.

    Commercial loans, including agricultural production loans, generally provide for adjustable interest rates responsive to the variable cost of funding and totaled $7,638,000 at December 31, 1994, an increase of $343,000 from December 31, 1993. Balances decreased at March 31, 1995 by $385,000 to $7,253,000 due to the cyclical agricultural demand.

    Real estate mortgage loans, which consist of residential, commercial loans collateralized by real estate, construction, and agricultural loans collateralized by real estate, totaled $16,335,000 at December 31, 1994 compared to $16,571,000 at December 31, 1993, a decrease of $236,000. The March 31, 1995 balance increased by $644,000 to $16,979,000 from December 31, 1994. Owner occupied residential real estate loans accounted for approximately $12,546,000, or 77%, of the balance at December 31, 1994 and approximately $12,589,000, or 74%, of the real estate loans at March 31, 1995. Interest rates on real estate loans are generally adjusted annually.

    Consumer loans increased to $4,723,000 at December 31, 1994, and included installment loans, personal lines of credit and student loans. These loans increased by $762,000 from $3,961,000 at December 31, 1993. These loans decreased slightly by $1,000 from December 31, 1994 to $4,722,000 at March 31, 1995. Strong growth was experienced during 1994 and 1993 in installment loans for the purchase of automobiles and other consumer goods. This trend leveled off during the first three months of 1995.

    The Orleans' loan portfolio contains no loans to foreign governments, foreign enterprises, foreign operations of domestic companies, or highly leveraged transactions, nor any concentrations to borrowers engaged in the same or similar industries that exceed 10 percent of total loans.

    The following shows loans outstanding (in thousands):

                               March 31,    December 31,
                                 1995      1994     1993
                               ---------  -------  -------
Commercial and agricultural      $ 7,253  $ 7,638  $ 7,295
Real estate                       16,979   16,335   16,571
Consumer                           4,722    4,723    3,961
                                 -------  -------  -------
    Total loans                  $28,954  $28,696  $27,827
                                 =======  =======  =======

The following shows loan maturities (in thousands) at December 31, 1994:

                               Within    1-5    Over 5
                               1 Year   Years   Years   Totals
                               -------  ------  ------  -------
Commercial and agricultural    $ 5,958  $  833  $  847  $ 7,638
Real estate                     14,925   1,018     392   16,335
Consumer                           274   4,235     214    4,723
                               -------  ------  ------  -------
    Total                      $21,157  $6,086  $1,453  $28,696
                               =======  ======  ======  =======


In the above table, loans with maturities of over one year totaled $7,539,000. Of this total, $856,000 have floating interest rates and the remainder have fixed interest rates.

    An allowance for loan losses is maintained at a level considered adequate by management to absorb potential loan losses as determined by evaluations of the loan portfolio on a continuing basis. This evaluation by management includes consideration of past loan loss experience, changes in the composition of the loan portfolio, the volume and condition of the loan portfolio, as well as the financial condition of specific borrowers and current economic conditions.

    Loans with principal or interest payments contractually due but not yet paid are reviewed weekly by senior management and are placed on nonaccrual status when scheduled payments remain unpaid for 90 days or more, unless the loan is both well secured and in the process of collection. Interest income on nonaccrual loans is recorded when actually received (cash basis) in contrast to the accrual basis, which records income over the period in which it is earned, regardless of when it is received. Loans are charged to the allowance for loan losses when deemed uncollectible by management, unless sufficient collateral exists to adequately secure the loan.

    Orleans recorded provisions of $300,000 during the fourth quarter, of which $200,000 was to replenish the allowance for loan losses due to charge-offs taken in the fourth quarter of 1994. These charge-offs consisted of $129,000 as directed by the F.D.I.C. in its November 1994 examination plus an additional $71,000 of charge-offs identified by management. For the year ended December 31, 1994, charge-offs totalled $232,198 which were offset by recoveries of $91,777 for net charge-offs of $140,421.

    A summary of loan loss experience and management's allocation of the allowance for loan losses to the various loan categories for the years indicated follow:

Summary of loan losses:

                                      1994       1993      1992
                                   ----------  --------  --------
Balance at January 1,              $ 408,311   $373,381  $287,920
Charge-offs:                       ---------   --------  --------
    Commercial and agricultural
    Real estate                      159,444      4,750     3,691
    Consumer                          14,261     20,787    42,850
                                      58,493     35,227    62,787
         Total charge-offs         ---------   --------  --------
Recoveries:                          232,198     60,764   109,328
    Commercial and agricultural    ---------   --------  --------
    Real estate
    Consumer                          55,486     19,260    21,910
                                      24,496     57,680   159,374
         Total recoveries             11,795     18,754    13,505
                                   ---------   --------  --------
Net recoveries (charge-offs)          91,777     95,694   194,789
                                   ---------   --------  --------
Provision for loan losses           (140,421)    34,930    85,461
                                   ---------   --------  --------
Balance at December 31,              300,000          0         0
                                   ---------   --------  --------
                                   $ 567,890   $408,311  $373,381
                                   =========   ========  ========

Management's allocation of allowance for loan losses at December 31 follows:

                                                    Percent of loans to
                                Allowance Amount        total loans
                               -------------------  -------------------
                               1994   1993   1992   1994   1993   1992
                               -----  -----  -----  -----  -----  -----
Commercial and agricultural    $ 172  $  73  $  77    27%    26%    33%
Real estate                      179    166    138    57     60     54
Consumer                          91     80     69    16     14     13
Unallocated                      126     89     89
                               -----  -----  -----  -----  -----  -----
    Total                      $ 568  $ 408  $ 373   100%   100%   100%
                               =====  =====  =====  =====  =====  =====


    The previous allocation is made for analytical purposes and the allocation at December 31, 1994 reflects the adoption of CNB's loan classification and reserve policies. Because the allocation is based on estimates and subjective judgment, it is not reasonably indicative of the specific amounts or loan categories in which losses may occur. The total allowance for loan losses is available to absorb losses from any portion of the portfolio.

    Non-performing loans consist of loans past due 90 days or more, and loans on nonaccrual status. Although these loans have more than a normal risk of loss, they will not necessarily result in a higher level of charge-offs in the future. Management is not aware of any loans that have not been disclosed that represent or result from trends or uncertainties which may have a material impact on Orleans' future operating results, liquidity or capital resources.

     The following table presents (in thousands) non-performing loans:


                            March 31,        December 31,
                            ---------        ------------
                              1995           1994    1993
                              ----           ----    ----
Nonaccrual loans                $  17        $ 18    $111
90 days or more past due          118           3      79
Restructured loans                 --          --      --
                                -----        ----    ----
  Total loans                   $ 135        $ 21    $190
                                =====        ====    ====
Percent of total loans           0.47%       0.07%   0.68%



        Investment securities

     Orleans adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective December 31, 1993. Under the provisions of SFAS No. 115, debt securities that Orleans has the positive intent and ability to hold to maturity were classified as "held-to-maturity" and reported at amortized cost. All other investment securities were classified as "available-for-sale" and have been reported at their estimated fair value at December 31, 1994 and 1993. In accordance with SFAS No. 115, unrealized gains and losses, net of related taxes, have been included in shareholders' equity. Net unrealized losses can be expected to decrease should interest rates decline, and conversely, increase should interest rates rise. Prior to adoption of SFAS No. 115, investment securities were accounted for under SFAS No. 12, "Accounting for Certain Marketable Securities," which required marketable equity securities to be carried at the lower of cost or market and required net unrealized losses for these securities to be deducted from shareholders' equity. At December 31, 1994, Orleans included a net unrealized loss of $182,717 in shareholders' equity, while at March 31, 1995, because of a decline in interest rates, a $129,435 net unrealized loss was included. At December 31, 1993, a net unrealized gain in the amount of $26,163 was included in shareholders' equity.

     Total investment securities represented 45.7%, 42.9% and 49.4% of earning assets at March 31, 1995 and December 31, 1994 and 1993, respectively. In 1993 the portfolio shifted toward investment in fixed rate municipal bonds and floating rate mortgage-backed securities, predominately underwritten to the standards of, and guaranteed by, government sponsored agencies. In 1994, the investments in structured notes were sold as previously discussed. The proceeds of the sales were reinvested in U.S. Treasury and agency notes and bonds with remaining maturities of one to five years. The overall decline in investment securities from December 31, 1993 to 1994 was due to the sale in late December 1994 of the structured notes with the proceeds invested in federal funds sold until January 1995.

     Maturities and weighted average yields of investment securities at December 31, 1994:


MATURITIES AND WEIGHTED AVERAGE YIELDS OF INVESTMENT SECURITIES
AVAILABLE FOR SALE AT DECEMBER 31, 1994:

                               1 year or less      1-5 Years        5-10 Years    Over 10 Years         Total
                               ---------------   --------------   --------------  --------------       -------
                               Amount    Yield   Amount   Yield   Amount   Yield  Amount   Yield   Amount    Yield
                               -------   -----   ------   -----   ------   -----  ------   -----   -------   -----
US treasury                    $1,174    4.08%   $1,182   6.72%                                    $ 2,356   5.42%
Federal agencies:
  Mortgage-backed securities                        544    5.81  $3,400    6.01%                     3,944   4.49
                               ------    ----    ------   ----   ------    ----   -----    -----   -------   ----
    Total                      $1,174    4.08%   $1,726   6.43%  $3,400    6.01%                   $ 6,300   4.84%
                               ======    ====    ======   ====   ======    ----   =====    =====   =======   ====
Percent of total                18.64%            27.40%          53.96%                               100%
                                                 ======          ======                            =======


MATURITIES AND WEIGHTED AVERAGE YIELDS OF INVESTMENT
SECURITIES HELD TO MATURITY AT DECEMBER 31, 1994:

                               1 year or less      1-5 Years        5-10 Years    Over 10 Years         Total
                               ---------------   --------------   --------------  --------------       -------
                               Amount    Yield   Amount   Yield   Amount   Yield  Amount   Yield   Amount    Yield
                               ------    -----   ------   -----   ------   -----  ------   -----   -------   ----
Federal agencies:
  Bonds and notes              $  700    5.25%   $1,100   6.47%                                    $ 1,800   6.00%
  Mortgage-backed securities    3,707    5.91     1,056   7.10   $  907    8.37%                     5,670   6.53
State and municipal             1,380    6.36     6,446   8.36    2,430    9.89   $ 180    6.38     10,436   8.42
                               ------    ----    ------   ----   ------    ----   -----   -----    -------   ----
    Total                      $5,787    5.94%   $8,602   7.96%  $3,337    9.48%  $ 180    6.38%   $17,906   7.57%
                               ======    ====    ======   ====   ======    ====   =====   =====    =======   ====
Percent of total                32.32%            48.04%          18.64%           1.00%               100%
                               ======            ======           =====            =====           =======
Note: The above maturity analysis is based on contract maturities and is on a fully taxable equivalent basis.



  Sources of Funds

  Orleans generally relies on customers deposits along with shareholders' equity to fund its earning assets. An analysis of deposits (in thousands) follows:


                                                             March 31,          December 31,
                                                             ---------      ---------------------
                                                                  1995         1994          1993
                                                                  ----         ----          ----
Demand                                                         $ 4,898      $ 5,933       $ 5,718
Interest bearing transaction accounts                            6,898        8,949         8,529
Money market investment accounts                                 2,823        3,298         3,219
Savings                                                          4,537        4,517         4,978
Certificates of deposit and other time                          32,645       30,488        28,010
                                                               ----------------------------------
  Total                                                        $51,801      $53,185       $50,454
                                                               ==================================


  Maturities of certificates of deposit of $100,000 or more (in thousands) follow:

                                           March 31,           December 31,
                                          ----------          -------------
                                            1995                   1994
                                            ----                   ----
3 months or less                            $ 1,816                $ 1,519
3-6 months                                    1,639                    617
6-12 months                                     215                    957
Over 12 months                                  764                  1,064
                                          ---------           ------------
  Total                                     $ 4,434                $ 4,157
                                          =========           ============



  Total deposits increased by 5.4% to $53,185,356 at December 31, 1994 from $50,453,674 at December 31, 1993. Total deposits, however, declined 2.6% at March 31, 1995 to $51,801,408 from the balance at December 31, 1994. The mix of deposits has shifted from demand and interest-bearing demand accounts to higher interest bearing certificates of deposits and other time deposits during 1994 and the first quarter of 1995.

    CAPITAL RESOURCES

    Orleans continues to maintain a strong capital position which supports its current needs and provides a sound foundation to support future needs. At December 31, 1994, shareholders' equity was $5,565,416 as compared to $5,847,866 at December 31, 1993. Shareholders' equity increased by 3.0%, to $5,734,819, at March 31, 1995 as compared to December 31, 1994. The dividend payout ratio of dividends to net income, was 243.1% in 1994 and 21.2% in 1993. The dividend paid in 1994 was greater than earnings due to lower earnings as discussed above. The 1994 dividend rate was the same as 1993. The dividend payout for 1993 was consistent with management's policy of maintaining an appropriate balance between earnings distributed to shareholders in the form of dividends and earnings retained for internal capital growth. Orleans historically paid dividends in December of each year. Pursuant to the Reorganization Agreement, Orleans adopted CNB's dividend rate, as adjusted for the Conversion Ratio, during the first quarter of 1995. See "MERGER -- Certain Other Agreements -- Dividends." The quarterly dividend was $1.27 per share. Book value per share was $111.31 at December 31, 1994 compared to $116.96 at December 31, 1993, a decrease of 4.8%, and $114.70 at March 31, 1995, an increase of 3.1% compared to December 31, 1994.

    The Federal Reserve has established a minimum leverage ratio of 4% to 5% depending on the particular circumstances and risk profile for most banks. This ratio is defined as shareholders' equity less goodwill, as a percentage of total assets less goodwill. The tangible equity to tangible assets ratio was 9.92%, 9.44% and 10.22% at March 31, 1995 and December 31, 1994 and 1993, respectively. Orleans' capital was considered satisfactory by the F.D.I.C. at year end 1994. Orleans is not aware of any current recommendations by its regulatory authorities or any other known trends, events or uncertainties that would have or that are reasonably likely to have a material effect on its liquidity or capital resources.

    In order to maintain a proper level of liquidity, Orleans has several sources of funds available on a daily basis which can be used for liquidity purposes. Those sources are (i) core deposits consisting of both business and non-business deposits, (ii) cash flow generated by repayment of loan principal and interest, and (iii) federal funds purchased.

    EFFECTS OF INFLATION

    Inflation has a minor effect on banking concerns since most of the assets and liabilities are monetary in nature. Operating costs, the largest components of which are salaries and employee benefits, occupancy expenses and F.D.I.C. assessments, have exceeded the rate of inflation as measured by the consumer price index in each of the last three years. Orleans continues to attempt to offset such increases through the growth of net earning assets and additional earnings related thereto.

    LIQUIDITY AND INTEREST RATE SENSITIVITY

    Liquidity is a measure of Orleans' ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on Orleans' interest income. Liquidity is provided by projecting credit demand and other financial needs and then maintaining sufficient cash and assets readily convertible into cash to meet these requirements. Orleans has provided for its liquidity needs through growth in core deposits, maturing loans and investments in its security portfolio.

    Interest rate sensitive assets and liabilities are those which have yields or rates subject to change within a future period due to maturity or changes in market rates. An ongoing objective of Orleans' asset/liability policy is to match rate-adjustable assets and liabilities at similar maturity horizons so that changes in interest rates will not result in wide fluctuations in the net interest income. Orleans manages its rate sensitivity position through the use of floating-rate loans and by matching funds acquired having a specific maturity with loans or securities with similar maturities. The rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps. The following table (in thousands) shows Orleans' interest rate sensitivity analysis as of December 31, 1994. Although rate sensitivity gaps constantly change as funds are acquired and invested, Orleans' positive gap of $407,000 at one year or less as of December 31, 1994, was less than 1% of total assets at that date and, in the opinion of management, represents a relatively balanced position.


                                                                                         Non-
                                                                                       Sensitive
                                                    1-90      90 Days    Over 1 Year    and Over
                                                    Days     to 1 Year    to 5 Years     5 Years    Total
                                                  --------   ---------   -----------   ---------    -----
 Assets:
   Investment securities                           $  7,395     $ 5,020       $ 7,618    $  4,173   $24,206
   Loans, net of unearned interest                    4,370      16,803         6,184       1,339    28,696
   Federal funds sold                                 3,500                                           3,500
   Non-earning assets                                                                       2,563     2,563
                                                   ----------------------------------------------------------
     Total assets                                  $ 15,265     $21,823       $13,802    $  8,075   $58,965
                                                   ==========================================================
 Liabilities and Shareholders' equity:
   Interest bearing transaction accounts           $  8,949                                         $ 8,949
   Money market and other savings                     3,298                              $  4,517     7,815
   Certificates of deposit and other time            14,644     $ 9,790       $ 6,054                30,488
   Non-interest bearing deposits                                                            5,933     5,933
   Non-interest bearing liabilities and
     shareholders' equity                                                                   5,780     5,780
                                                   ----------------------------------------------------------
    Total liabilities and equity                   $ 26,891     $ 9,790       $ 6,054    $ 16,230   $58,965
                                                   ==========================================================
 Interest sensitivity gap                          ($11,626)    $12,033       $ 7,748     ($8,155)
                                                   ================================================
 Cumulative interest sensitivity gap               ($11,626)        407       $ 8,155
                                                   ====================================
 Cumulative gap as a percentage of total assets       (19.7)%       .69%         13.8%
                                                   ====================================



    OTHER

    SFAS No. 119, "Disclosure About Derivative Financial Investments and Fair Value of Financial Investments" requires expanded disclosures of investments in derivative financial investments. The statement is effective for financial statements ending on or after December 15, 1995 for companies with less than $150 million in total assets, which includes Orleans. Management believes that the adoption of the statement will not have a material effect on Orleans' financial position or results of operations.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of the record date, the number of shares of Orleans Common owned beneficially by each director and executive officer of Orleans, and all directors and executive officers of Orleans as a group. None of the individuals listed below would own, on a pro forma basis giving effect to the Merger, more than one percent (1%) of the issued and outstanding shares of CNB Common.


                                                Shares
                                             Beneficially       Percent of
Name of Beneficial Owner                        Owned              Class
- ------------------------                     ------------       ----------
Mary Katherine Burton                                 500             1.00%

Denzil F. Chatham                                     850             1.70

M. Dale Hawkins                                       250              .50

Charles W. Lamb                                       700             1.40

Kermit A. Lamb                                        200/(1)/         .40

William H. Tegarden                                13,700            27.40

James C. Tucker                                       500             1.00

James C. Warren                                     8,750/(2)/       17.50

Ralph C. Warren                                       100              .20

All Directors and Executive Officers as a          25,500            51.10%
group (9 individuals)

- -----------------------

/(1)/ Executive Officer, not a director.

/(2)/ Includes 8,250 shares held by Orleans as Trustee for the Emily Warren
      Revocable Trust.  Mrs. Warren is the wife of Director James C. Warren.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth, as of the record date, the name and address of each beneficial owner of more than five percent (5%) of the outstanding shares of Orleans Common known to the Board of Directors of Orleans, showing the amount and nature of such beneficial ownership. None of the shareholders listed below would own, on a pro forma basis giving effect to the Merger, more than one percent (1%) of the issued and outstanding shares of CNB Common.


                                        Amount and
                                        Nature of
                                        Beneficial          Percent of
Name and Address of Beneficial Owner    Ownership              Class
- ------------------------------------    ----------          -----------
William P. Jenkins                           7,650               15.30%
1412 Maryfield Court
High Point, NC  27260-2663

Victoria E. Tegarden                         4,550                9.10
4305 Hillside Lane
Jeffersonville, IN  47130

William H. Tegarden                         13,700               27.40
P.O. Box 232
Orleans, IN  47452-0232

James C. Warren                              8,750/(1)/          17.50
416 Rolling Lane
Louisville, KY  40207

- ----------------------

/(1)/ Includes 8,250 shares held by Orleans as Trustee for the Emily Warren
      Revocable Trust. Mrs. Warren is the wife of Mr. Warren.

                                 LEGAL OPINION

  The legality of the securities offered hereby will be passed upon by Lewis, Rice & Fingersh, L.C.


                                    EXPERTS

INDEPENDENT AUDITORS FOR CNB

  The consolidated financial statements of CNB for the year ended December 31, 1994, incorporated by reference in CNB's Annual Report (Form 10-K) and as restated for the February, 1995 acquisitions of King City and HBI and incorporated by reference in CNB's Current Report on Form 8-K dated May 23, 1995, have been audited by Geo. S. Olive & Co. L.L.C., independent auditors, as set forth in their reports included therein and incorporated herein by reference. The financial statements referred to above are incorporated herein by reference in reliance upon such reports and upon the authority of such firm as experts in auditing and accounting.

INDEPENDENT AUDITORS FOR ORLEANS

  The balance sheets as of December 31, 1994 and 1993 and the statements of income, changes in shareholders' equity, and cash flows for the years then ended of Orleans, are included in the Registration Statement and in this Prospectus/Proxy Statement in reliance on the report, which includes an explanatory paragraph regarding a change in the method of accounting for income taxes and a change in the method of accounting for investment securities, of Coopers & Lybrand L.L.P., independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

PRESENCE AT SPECIAL MEETING

  Representatives of Coopers & Lybrand L.L.P. are expected to be present at the Special Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.


                             SHAREHOLDER PROPOSALS

  Shareholder proposals for the annual meeting of CNB's shareholders to be held in April, 1996 must be received by CNB no later than November 24, 1995, and must have met the requirements established by the S.E.C. for shareholder proposals. Upon receipt of any such proposal CNB will determine whether or not to include such proposal in the Proxy Statement and proxies in accordance with the S.E.C.'s regulations governing the solicitation of proxies.


                                _______________

              INDEX TO FINANCIAL STATEMENTS OF THE BANK OF ORLEANS


                                                                      Page No.
                                                                      --------


Report of Independent Accountants.......................................F-2


Balance Sheets as of March 31, 1995 (Unaudited)
 and 1994 (Unaudited) and December 31, 1994,
 and 1993...............................................................F-3


Statements of Income For The Three Months Ended
 March 31, 1995 (Unaudited) and 1994 (Unaudited)
 and The Years Ended December 31, 1994, 1993
 and 1992 (Unaudited)...................................................F-4


Statements of Changes In Shareholders' Equity For The Three Months
 Ended March 31, 1995 (Unaudited) and 1994 (Unaudited)
 and The Years Ended December 31, 1994, 1993
 and 1992 (Unaudited)...................................................F-5


Statements of Cash Flows For The Three Months
 Ended March 31, 1995 (Unaudited) and 1994 (Unaudited)
 and The Years Ended December 31, 1994, 1993
 and 1992 (Unaudited)...................................................F-6


Notes To Financial Statements For The Three  Months
 Ended March 31, 1995 (Unaudited) and 1994 (Unaudited)
 and The Years Ended December 31, 1994, 1993
 and 1992 (Unaudited)............................................F-7 - F-16

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------



The Board of Directors
The Bank of Orleans
Orleans, Indiana


We have audited the balance sheets of The Bank of Orleans as of December 31, 1994 and 1993, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Orleans as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted principles.

As discussed in Note 1 to the financial statements, effective January 1, 1993 and December 31, 1993, respectively, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


/s/  Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L. L. P.


Louisville, Kentucky
April 13, 1995

                              THE BANK OF ORLEANS

                                BALANCE SHEETS

                                   --------

                                                                                    March 31,                December 31,
                                                                             -----------------------   -----------------------
           ASSETS                                                               1995         1994         1994        1993
                                                                                ----         ----         ----        ----
                                                                             (Unaudited)  (Unaudited)
Cash and due from banks                                                     $ 1,297,140  $ 1,608,290  $ 1,744,980  $ 1,648,951
Federal funds sold                                                            1,300,000      700,000    3,500,000        -
                                                                            -----------  -----------  -----------  -----------
  Total cash and cash equivalents                                             2,597,140    2,308,290    5,244,980    1,648,951
Investment securities available for sale, at estimate fair value              6,741,473    6,169,350    6,299,530    6,581,195
Investment securities held to maturity, at amortized cost (estimated fair value $18,233,000 and $21,438,000 at
     December 31, 1994 and 1993, respectively)                               18,768,930   20,311,700   17,905,957   20,636,313

Loans                                                                        28,955,756   27,390,889   28,702,779   27,853,306
Less unearned income                                                              1,610       22,406        6,888       26,597
                                                                            -----------  -----------  -----------  -----------
                                                                             28,954,146   27,368,483   28,695,891   27,826,709

Less allowance for loan losses                                                  588,126      403,489      567,890      408,311
                                                                            -----------  -----------  -----------  -----------

         Net loans                                                           28,366,020   26,964,994   28,128,001   27,418,398

Bank premises and equipment                                                     277,446      226,116      277,263      228,346
Interest receivable                                                             690,417      518,540      699,221      602,144
Other assets                                                                    391,069      182,837      410,067      122,426
                                                                            -----------  -----------  -----------  -----------

         Total assets                                                       $57,832,495  $56,681,827  $58,965,019  $57,237,773
                                                                            ===========  ===========  ===========  ===========

            LIABILITIES

Deposits:
   Demand, noninterest-bearing                                              $ 4,898,286  $ 5,277,044  $ 5,933,417  $ 5,718,107
   Savings and interest-bearing demand accounts                              14,257,885   16,276,570   16,763,599   16,726,040
   Other time                                                                32,645,237   28,937,127   30,488,340   28,009,527
                                                                            -----------  -----------  -----------  -----------

         Total deposits                                                      51,801,408   50,490,741   53,185,356   50,453,674

Federal funds purchased                                                          -            -           -            800,000
Accrued interest and other liabilities                                          296,268      175,700      214,247      136,233
                                                                            -----------  -----------  -----------  -----------

         Total liabilities                                                   52,097,676   50,666,441   53,399,603   51,389,907
                                                                            -----------  -----------  -----------  -----------

           SHAREHOLDERS' EQUITY

Common stock, $10 par value; 50,000 shares
          authorized, issued and outstanding                                    500,000      500,000      500,000      500,000
Capital surplus                                                               1,200,000    1,200,000    1,200,000    1,200,000
Retained earnings                                                             4,164,254    4,316,959    4,048,133    4,121,703
Unrealized gain(loss) on investment securities
          available for sale                                                   (129,435)      (1,573)    (182,717)      26,163
                                                                            -----------  -----------  -----------  -----------



         Total shareholders' equity                                           5,734,819    6,015,386    5,565,416    5,847,866
                                                                            -----------  -----------  -----------  -----------

               Total liabilities and shareholders' equity                   $57,832,495  $56,681,827  $58,965,019  $57,237,773
                                                                            ===========  ===========  ===========  ===========

                  The accompanying notes are an integral part
                         of the financial statements.

                              THE BANK OF ORLEANS

                             STATEMENTS OF INCOME

                                  ---------

                                                    Three Months Ended
                                                         March 31,               Year Ended December 31,
                                                 ------------------------  -----------------------------------
                                                    1995         1994         1994         1993        1992
                                                    ----         ----         ----         ----        ----
                                                (Unaudited)   (Unaudited)                           (Unaudited)
Interest Income
Loans, including fees                             $638,145     $546,666    $2,330,498   $2,146,055   $2,209,633
Investment Securities:
   Taxable                                         274,163      217,231       901,323    1,037,559    1,500,839
   Tax exempt                                      132,802      147,388       564,360      517,204      436,094
Federal funds sold                                  20,471        3,218        36,763       53,821       27,889
                                                 ---------     --------     ---------    ---------    ---------
     Total interest income                       1,065,581      914,503     3,832,944    3,754,639    4,174,455

Interest Expense On Deposits                       522,087      402,582     1,756,119    1,752,414    2,147,312
                                                 ---------     --------     ---------    ---------    ---------

Net Interest Income                                543,494      511,921     2,076,825    2,002,225    2,027,143
Provision for loan losses                            -             -          300,000        -            -
                                                 ---------     --------     ---------    ---------    ---------
Net Interest Income After Provision for
  Loan Losses                                      543,494      511,921     1,776,825    2,002,225    2,027,143
                                                 =========     ========     =========    =========    =========

Non-Interest Income
Service charges on deposit accounts                 17,292       17,492       72,981       69,306       70,190
Trust fees                                           1,493           53        2,907        4,922        5,214
Net securities gains (losses)                        -             -        (272,344)    (104,905)        -
Other                                                9,028       12,673       64,532       72,305       40,695
                                                 ---------     --------     ---------    ---------    ---------
     Total non-interest income                      27,813       30,218     (131,924)      41,628      116,099
                                                 =========     ========     =========    =========    =========

Non-Interest Expense
Salaries and employee benefits                     175,810      172,178       760,042      710,332      667,019
Net occupancy expense                               20,879       12,726        65,905       71,062       67,719
Other                                              141,524      124,797       830,358      521,910      486,955
                                                 =========     ========     =========    =========    =========
     Total non-interest expense                    338,213      309,701     1,656,305    1,303,304    1,221,693
                                                 ---------     --------     ---------    ---------    ---------

Income Before Income Taxes and Cumulative
  Effect of Accounting Change                      233,094      232,438       (11,404)     740,549      921,549
Provision for (benefit from) income taxes           53,273       37,182       (62,834)     179,798      226,998
                                                 ---------     --------     ---------    ---------    ---------

Income Before Cumulative Effect of
  Accounting Change                                179,821      195,256        51,430      560,751      694,551

Cumulative Effect of Change in Accounting
  For Income Taxes                                   -             -                        27,910        -
                                                 ---------     --------     ---------    ---------    ---------

Net Income                                        $179,821     $195,256       $51,430     $588,661     $694,551
                                                 =========     ========     =========    =========    =========

Earnings Per Share:
  Income Before Cumulative Effect of Change
    in Accounting For Income Taxes                  $3.60         $3.91        $1.03       $11.21       $13.89
  Cumulative Effect of Change in Accounting
    For Income Taxes                                 -             -            -            0.56         -
                                                 ---------     --------     ---------    ---------    ---------
  Earnings Per Share                                $3.60         $3.91        $1.03       $11.77       $13.89
                                                 =========     ========     =========    =========    =========


                  The accompanying notes are an integral part
                         of the financial statements.

                              THE BANK OF ORLEANS

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                  ----------


                                                                  Common Stock      Capital     Retained   Unrealized
                                                                Shares    Amount    Surplus     Earnings   Gain(Loss)    Total
                                                                ------    ------    -------     --------   ----------    -----
Balances, January 1, 1992 (Unaudited)                            50,000  $500,000  $1,200,000  $3,063,491   $(71,219)  $4,692,272
Net income for 1992 (unaudited)                                                                   694,551                 694,551
Cash dividends, $2.00 per share (unaudited)                                                      (100,000)               (100,000)
Unrealized loss on investment securities (unaudited)                                                         (44,331)     (44,331)
                                                              -------------------------------------------------------------------
Balances, December 31, 1992 (Unaudited)                          50,000   500,000   1,200,000   3,658,042   (115,550)   5,242,492
Net income for 1993                                                                               588,661                 588,661
Cash dividends, $2.50 per share                                                                  (125,000)               (125,000)
Unrealized gain on investments available for sale                                                            141,713      141,713
                                                              -------------------------------------------------------------------
Balances, December 31, 1993                                      50,000   500,000   1,200,000   4,121,703     26,163    5,847,866
Net income for 1994                                                                                51,430                  51,430
Cash dividends, $2.50 per share                                                                  (125,000)               (125,000)
Unrealized loss on investment securities available for sale                                                 (208,880)    (208,880)
                                                              -------------------------------------------------------------------
Balances, December 31, 1994                                      50,000  $500,000  $1,200,000   4,048,133  $(182,717)  $5,565,416
                                                              ===================================================================

Balances, January 1, 1994                                        50,000  $500,000  $1,200,000   4,121,703     26,163   $5,847,866
Net income for the three months ended March 31, 1994
 (unaudited)                                                                                      195,256                 195,256
Unrealized loss on investment securities available
 for sale (unaudited)                                                                                        (27,736)     (27,736)
                                                              -------------------------------------------------------------------
Balances, March 31, 1994 (Unaudited)                             50,000  $500,000  $1,200,000   4,316,959     $(1573)  $6,015,386
                                                              ===================================================================

Balances, January 1, 1995                                        50,000  $500,000  $1,200,000   4,048,133  $(182,717)  $5,565,416
Net income for the three months ended March 31, 1995
 (unaudited)                                                                                      179,821                 179,821
Cash dividends, $1.27 per share (unaudited)                                                       (63,700)                (63,700)
Unrealized gain on investment securities available
 for sale (unaudited)                                                                                         53,282       53,282
                                                              -------------------------------------------------------------------
Balances, March 31, 1995 (Unaudited)                             50,000  $500,000  $1,200,000   4,164,254  $(129,435)  $5,734,819
                                                              ===================================================================

   The accompanying notes for an integral part of the financial statements.

                              THE BANK OF ORLEANS

                           STATEMENTS OF CASH FLOWS

                                 ----------

                                                                    Three Months Ended
                                                                         March 31,                Year Ended December 31,
                                                                  -----------------------   ------------------------------------
                                                                     1995        1994          1994         1993        1992
                                                                     ----        ----          ----         ----        ----
                                                                  (Unaudited) (Unaudited)                            (Unaudited)
                                                                  ----------- -----------                            -----------
Operating Activities:
   Net income                                                      $179,821     $195,256      $51,430      $588,661     $694,551
   Adjustments to reconcile net income to net
        cash provided by operating activities:
     Depreciation and amortization                                    7,620        2,230       30,888        26,303       24,945
     Provision for loan losses                                                                300,000
     Amortization of securities premiums and
        discounts                                                      (183)         241         (324)        8,852       11,701
     Deferred income tax                                                                     (177,725)      (27,966)      (1,754)
     Cumulative effect of change in accounting for
        income taxes                                                                                        (27,910)
     Loss on sale of securities                                                               272,344       104,905
     Decrease (increase) in interest receivable                       8,804       83,604      (97,077)       29,826      108,204
     Decrease (increase) in other assets                             (8,449)     (46,123)      (2,312)      100,655      (48,788)
     Increase (decrease) in interest payable
        and other liabilities                                        82,021       39,467       78,014       (29,815)     (98,427)
                                                                ----------------------------------------------------------------
         Net Cash Provided by Operating Activities                  269,634      274,675      455,238       773,511      690,432
                                                                ----------------------------------------------------------------

Investing Activities:
     Proceeds from the sale of investment
        securities held to maturity                                                         1,927,656
     Proceeds from the sale of investment
        securities available for sale                                38,461      369,580    1,165,505
     Purchase of investment securities available
        for sale                                                   (399,492)               (1,200,000)
     Proceeds from the maturity of investment
        securities held to maturity                                 637,027      984,613    2,190,356
     Purchase of investment securities held to
        maturity                                                 (1,500,000)    (660,000)  (1,660,000)
     Proceeds from sale or maturity of
        investment securities                                                                            11,369,547    7,154,366
     Purchase of investment securities                                                                  (11,451,356)  (6,880,937)
     Net increase  in loans                                        (238,019)     453,404   (1,009,603)   (1,637,952   (1,890,443)
     Purchase of bank premises and equipment                         (7,803)                  (79,805)      (31,638)     (33,085)
                                                                ----------------------------------------------------------------
         Net Cash Provided by (Used in) Investing
             Activities                                          (1,469,826)   1,147,597    1,334,109    (1,751,395)  (1,650,099)
                                                                ----------------------------------------------------------------
Financing Activities:
     Net increase (decrease) in deposits                         (1,383,948)      37,067    2,731,682      (257,290)   1,310,169
     Increase (decrease) in federal funds
         purchased                                                              (800,000)    (800,000)      800,000
     Payment of cash dividends                                      (63,700)                 (125,000)     (125,000)    (100,000)
                                                                ----------------------------------------------------------------
         Net Cash Provided by (Used in) Financing
             Activities                                          (1,447,648)    (762,933)   1,806,682       417,710    1,210,169
                                                                ----------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash
   Equivalents                                                   (2,647,840)     659,339    3,596,029      (560,174)     250,502
Cash and Cash Equivalents at Beginning
   of Period                                                      5,244,980    1,648,951    1,648,951     2,209,125    1,958,623
                                                                ----------------------------------------------------------------
Cash and Cash Equivalents at End of Period                       $2,597,140   $2,308,290   $5,244,980    $1,648,951   $2,209,125
                                                                ================================================================


                  The accompanying notes are an integral part
                         of the financial statements.

                              THE BANK OF ORLEANS


                         NOTES TO FINANCIAL STATEMENTS


     (All references and information as of and for the three-months ended
     March 31, 1995 and 1994 and as of and for the year ended December 31, 1992 are unaudited)
                                    _______

1.   Accounting Policies:
     --------------------

     The more significant accounting policies of The Bank of Orleans (the "Bank") are as follows:


     Investment Securities:
     ----------------------

     Effective December 31, 1993, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of SFAS No. 115, investment securities should be classified upon acquisition into one of three categories: held-to-maturity, available- for-sale, or trading.

     Held-to-maturity securities are those securities that the Bank has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Bank's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes. At December 31, 1994 and 1993, the Bank did not hold any trading securities.

     The impact of adopting SFAS No. 115 increased the carrying value of investments by $39,641 and stockholders' equity by $26,163 at December 31, 1993. Prior to adoption of SFAS No. 115, investment securities were accounted for under SFAS No. 12, which required marketable equity securities to be carried at the lower of cost or market and required net unrealized losses for these securities to be deducted from shareholders' equity. At December 31, 1992, unrealized losses related to marketable equity securities were $115,550. Such securities were sold at a realized loss of $104,905 in 1993.

     The identified security method is used to determine gains and losses on sales of investment securities.

     Loans:
     ------

     Loans are stated at the principle amount outstanding, net of unearned income. Interest income on loans not made on a discount basis is recognized based on loan principle amounts outstanding during the period. Income on discount-basis installment loans is recognized using a method that approximates the interest method. Accrual of interest income is adjusted or discontinued when, in the opinion of management, its collection becomes doubtful.


     Allowance for Loan Losses:
     --------------------------

     The provision for loan losses charged to operating expenses is based on management's judgment of the amount necessary to provide an adequate allowance to cover possible losses in the loan portfolio.


     Bank Premises and Equipment:
     ----------------------------

     Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance, repairs and minor replacements are charged to expense as incurred; major improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in operations.


     Income Taxes:
     -------------

     Effective January 1, 1993, the Bank adopted SFAS No. 109, "Accounting for Income Taxes," the adoption of which had the effect of increasing net income and the deferred tax asset by $27,910, and has been reflected as a cumulative effect adjustment on the statement of income. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. Previously, deferred taxes were accounted for under Accounting Principles Board Opinion No. 11.


     Statements of Cash Flows:
     -------------------------

     For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

     Cash paid for interest was $1,728,302, $1,782,229 and $2,245,739 during 1994, 1993 and 1992, respectively. Cash paid for income taxes was $154,732, $120,368 and $148,000 during 1994, 1993 and 1992, respectively.

     Earnings Per Share:
     -------------------

     Earnings per share is computed by dividing net income per period by 50,000 shares, the total outstanding shares for all periods presented.


     Reclassifications:
     ------------------

     Certain amounts from the prior years have been reclassified to conform with current year presentation. Such reclassifications had no effect on net income or retained earnings as previously reported.


2.   Investment Securities:
     ----------------------

     The amortized cost and estimated fair value of investment securities are as follows:


                                                 March 31, 1995 (Unaudited)
                                      ------------------------------------------------
                                                     Gross       Gross      Estimated
                                       Amortized   Unrealized  Unrealized     Fair
                                         Cost        Gains       Losses       Value
                                      -----------  ----------  ----------  -----------
     Securities available-for-sale
     -----------------------------
     U.S. Treasury securities         $ 2,799,145    $ 11,098    $ 15,371  $ 2,794,872
     Mortgage-backed securities         4,138,551       7,449     199,399    3,946,601
                                      -----------    --------    --------  -----------
                                      $ 6,937,696    $ 18,547    $214,770  $ 6,741,473
                                      ===========    ========    ========  ===========


     Securities held-to-maturity
     ---------------------------
     Obligations of other U.S.
       Government agencies            $ 3,300,000    $ 34,836    $ 30,979  $ 3,303,857
     Obligations of states and
       political subdivisions           9,898,332     304,873      73,648   10,129,557
     Mortgage-backed securities         5,570,598     456,921      39,965    5,987,554
                                      -----------    --------    --------  -----------
                                      $18,768,930    $796,630    $144,592  $19,420,968
                                      ===========    ========    ========  ===========


                                                     December 31, 1994
                                      ------------------------------------------------
                                                     Gross       Gross     Estimated
                                       Amortized   Unrealized  Unrealized    Fair
                                         Cost        Gains       Losses      Value
                                      -----------  ----------  ----------  -----------
     Securities available-for-sale
     -----------------------------
     U.S. Treasury securities         $ 2,399,470          --    $ 43,666  $ 2,355,804
     Mortgage-backed securities         4,176,903       8,505     241,682    3,943,726
                                      -----------    --------    --------  -----------
                                      $ 6,576,373    $  8,505    $285,348  $ 6,299,530
                                      ===========    ========    ========  ===========


     Securities held-to-maturity
     ---------------------------
     Obligations of other U.S.
       Government agencies            $ 1,800,000          --    $ 52,477  $ 1,747,523
     Obligations of states and
       political subdivisions          10,435,832    $212,695     116,334   10,532,193
     Mortgage-backed securities         5,670,125     404,507     121,728    5,952,904
                                      -----------    --------    --------  -----------
                                      $17,905,957    $617,202    $290,539  $18,232,620
                                      ===========    ========    ========  ===========

                                                     December 31, 1993
                                      ------------------------------------------------
                                                     Gross       Gross      Estimated
                                       Amortized   Unrealized  Unrealized     Fair
                                         Cost        Gains       Losses       Value
                                      -----------  ----------  ----------  -----------
     Securities available-for-sale
     -----------------------------
     U.S. Treasury securities          $1,599,387    $11,659     $1,046    $1,610,000
     Mortgage-backed securities         4,942,167     30,317      1,289     4,971,195
                                       ----------    -------     ------    ----------

                                       $6,541,554    $41,976     $2,335    $6,581,195
                                       ==========    =======     ======    ==========



     Securities held-to-maturity
     ---------------------------
     Obligations of other U.S.
        Government agencies            $ 3,400,000   $  2,262   $   561   $ 3,401,701
     Obligations of states and
        political subdivisions          10,800,832    600,932    18,046    11,383,718
     Mortgage-backed securities          6,435,481    217,029         -     6,652,510
                                       -----------   --------   -------   -----------

                                       $20,636,313   $820,223   $18,607   $21,437,929
                                       ===========   ========   =======   ===========


     The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               March 31, 1995 (Unaudited)
                                               --------------------------
                                                Amortized     Estimated
                                                   Cost       Fair Value
                                               ------------  ------------
     Securities available-for-sale
     -----------------------------
     Due in one year or less                    $ 1,199,804   $ 1,186,936
     Due after one year through five years        1,599,341     1,607,936
     Mortgage-backed securities                   4,138,551     3,946,601
                                                -----------   -----------
                                                $ 6,937,696   $ 6,741,473
                                                ===========   ===========


     Securities held-to-maturity
     ---------------------------
     Due in one year or less                    $ 3,665,000   $ 3,644,945
     Due after one year through five years        7,443,332     7,589,272
     Due after five years through ten years       1,910,000     2,014,293
     Due after ten years                            180,000       184,904
     Mortgage-backed securities                   5,570,598     5,987,554
                                                -----------   -----------
                                                $18,768,930   $19,420,968
                                                ===========   ===========



                                                  December 31, 1994
                                               ------------------------
                                                Amortized    Estimated
                                                  Cost      Fair Value
                                               -----------  -----------
     Securities available-for-sale
     -----------------------------
     Due in one year or less                   $ 1,199,724  $ 1,174,316
     Due after one year through five years       1,199,746    1,181,488
     Mortgage-backed securities                  4,176,903    3,943,726
                                               -----------  -----------
                                               $ 6,576,373  $ 6,299,530
                                               ===========  ===========


     Securities held-to-maturity
     ---------------------------
     Due in one year or less                   $ 2,080,000  $ 2,063,261
     Due after one year through five years       7,545,832    7,555,214
     Due after five years through ten years      2,430,000    2,484,267
     Due after ten years                           180,000      176,974
     Mortgage-backed securities                  5,670,125    5,952,904
                                               -----------  -----------
                                               $17,905,957  $18,232,620
                                               ===========  ===========


                                                  December 31, 1993
                                               -----------------------
                                                Amortized   Estimated
                                                  Cost      Fair Value
                                               -----------  ----------
     Securities available-for-sale
     -----------------------------
     Due in one year or less                    $  399,987  $  409,624
     Due after one year through five years       1,199,400   1,200,376
     Mortgage-backed securities                  4,942,167   4,971,195
                                                ----------  ----------


                                                $6,541,554  $6,581,195
                                                ==========  ==========


     Securities held-to-maturity
     ---------------------------
     Due in one year or less                    $ 1,415,000  $ 1,415,787
     Due after one year through five years        9,105,832    9,278,512
     Due after five years through ten years       3,500,000    3,901,321
     Due after ten years                            180,000      189,799
     Mortgage-backed securities                   6,435,481    6,652,510
                                                -----------  -----------

                                                $20,636,313  $21,437,929
                                                ===========  ===========

     Proceeds from sales or maturity of investment securities during 1994, 1993 and 1992 were $5,283,517, $11,369,547 and $7,154,366, respectively. Gross losses of $272,344 and $104,905 were realized in 1994 and 1993, respectively.

3.   Loans:
     ------

     Loans outstanding at December 31, 1994 and 1993 are summarized as follows:

                                                    1994           1993
                                                    ----           ----
     Commercial and agricultural                $ 7,638,304    $ 7,294,789
     Real Estate                                 16,335,002     16,571,122
     Installment                                  4,722,585      3,960,798
                                                -----------    -----------
                                                $28,695,891    $27,826,709
                                                ===========    ===========

4.   Allowance for Loan Losses:
     --------------------------

     Transactions in the allowance for loan losses for the years ended December 31, 1994, 1993 and 1992, respectively, were as follows:

                                                 1994        1993        1992
                                                 ----        ----        ----
                                                                     (Unaudited)

     Balance, January 1                        $ 408,311   $373,381   $ 287,920
                                               ---------   --------   ---------
     Loans charged off                          (232,198)   (60,764)   (109,328)
     Recoveries                                   91,777     95,694     194,789
                                               ---------   --------   ---------
     Net recoveries (charge offs)               (140,421)    34,930      85,461
                                               ---------   --------   ---------
     Provision charged to operating expense      300,000          -           -
                                               ---------   --------   ---------

     Balance, December 31                      $ 567,890   $ 408,311  $ 373,381
                                               =========   =========  =========

     On January 1, 1995, the Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This statement requires that impaired loans be measured based on the present value of the loan's expected future cash flows discounted at the loan's effective interest rate. If the present value is less than the recorded investment of the loan, an impairment will be recognized. The adoption of this statement did not have a material effect on the Bank's financial position or results of operations.


5.   Bank Premises and Equipment:
     ----------------------------

     Bank premises and equipment at December 31, 1994 and 1993 are summarized as follows:

                                         1994         1993
                                         ----         ----
     Land and building                 $301,319     $301,319
     Furniture and equipment            489,904      410,099
                                       --------     --------

                                        791,223      711,418
     Less accumulated depreciation      513,960      483,072
                                       --------     --------
                                       $277,263     $228,346
                                       ========     ========

6.   Income Taxes:
     -------------

     Effective January 1, 1993, the Bank adopted SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method to account for deferred income taxes.

     The provision for (benefit from) income taxes consisted of the following:

                                                    1994        1993        1992
                                                 -----------  ---------  -----------
                                                                         (Unaudited)
           Currently payable:
               Federal                            $  66,627   $134,002     $149,392
               State                                 48,264     73,762       79,360
           Deferred expense (benefit)-Federal      (177,725)   (27,966)      (1,754)
                                                  ---------   --------     --------
                                                  $ (62,834)  $179,798     $226,998
                                                  =========   ========     ========

     The following reconciles the federal statutory tax rate of 34% to the effective rate in 1994, 1993 and 1992:

                                                           1994        1993       1992
                                                           ----       ------      ----
                                                                               (Unaudited)
     Federal income tax (benefit) at statutory rate     $  (3,877)  $ 251,787   $ 313,326
     Tax exempt interest                                 (191,882)   (176,163)   (149,612)
     Nondeductible capital loss                                 -      35,668           -
     Nondeductible interest expense                        20,573      16,449      14,701
     Nondeductible merger expenses                         79,567           -           -
     State tax, net of federal tax benefit                 31,854      48,683      52,378
     Other                                                    931       3,374         761
     Alternate minimum tax                                      -           -      (4,556)
                                                        ---------   ---------   ---------
                                                        $ (62,834)  $ 179,798   $ 226,998
                                                        =========   =========   =========

     The tax effect of temporary differences that give rise to the Bank's deferred tax assets and liabilities are as follows:

                                                         December 31,  December 31,  January 1,
                                                             1994          1993         1993
                                                         ------------  ------------  ----------
     Deferred tax assets:
     Unrealized loss on securities available for sale        $ 94,127
     Alternate minimum tax                                    121,219       $38,920     $12,341
     Difference in accounting for loan losses                 121,885        26,695      26,695
                                                             --------       -------     -------
       Total deferred tax asset                               337,231        65,615      39,036
                                                             --------       -------     -------
     Deferred tax liabilities:
     Accretion of investment discounts                            153           389       1,776
     Unrealized gain on securities available-for-sale               -        13,478           -
                                                             --------       -------     -------
       Total deferred tax liabilities                             153        13,867       1,776
                                                             --------       -------     -------
     Net deferred tax asset                                  $337,078       $51,748     $37,260
                                                             ========       =======     =======

     Management has determined that a valuation allowance for the net deferred tax assets is not necessary as of December 31, 1994 and 1993, based on the reversal period of existing temporary differences and expected future income.

7.   Financial Instruments with Off-Balance-Sheet Risk:
     --------------------------------------------------

     The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditions obligations as it does for on-balance-sheet instruments.

     Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

     Financial instruments whose contract amounts represent credit risk at December 3l, l994 and 1993 include commitments to extend credit of approximately $1,705,000 and $l,730,000, respectively.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and normally do not require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, marketable securities, inventory, property, plant and equipment, and real estate, including income-producing commercial properties.


8.   Significant Group Concentrations of Credit Risk:
     ------------------------------------------------

     Most of the Bank's business activity is with customers located in Orange County, Indiana and surrounding areas. The Bank grants commercial and residential loans to customers primarily in this area. Although they have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the general economic conditions of this region. Generally, the loans are collateralized by assets, including real estate, marketable securities, tangible property and personal guarantees. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrower.

9.   Related Party Transactions:
     ---------------------------

     In the normal course of business, the Bank makes loans to its directors, officers and entities in which such parties are principal owners. As of December 3l, l994, balances of loans to such parties totaled approximately $381,000. During 1994, new loans to such parties amounted to approximately $48,000 and repayments amounted to approximately $38,000.


10.  Defined Contribution 40l(k) Plan:
     ---------------------------------

     The Bank provides a defined contribution 40l(k) plan to substantially all employees. Contributions to the plan by the Bank are at the discretion of the Board of Directors. Expense charged to operations was $39,788, $34,257 and $33,272 in 1994, 1993 and 1992, respectively.


11.  Commitments and Contingent Liabilities:
     ---------------------------------------

     In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees, commitments to extend credit, legal claims, etc., which are not reflected in the Balance Sheet. There were none at December 3l, l994 which, in the opinion of management, will result in any significant losses.


12.  Limitation on Payment of Dividends:
     -----------------------------------

     Banking regulations limit the amount of dividends the Bank may pay without prior approval of bank regulatory authorities. At December 3l, l994, undivided profits available for dividends without such approval approximated $1,070,000.


13.  Other Non-Interest Expense:
     ---------------------------

     Components of other non-interest expense that exceeded one percent of total revenue for the years ended December 31 follow:

                                             1994      1993      1992
                                             ----      ----      ----
                                                              (Unaudited)

     Professional fees                     $322,744  $ 38,212  $ 32,368
     Supplies                                34,199    50,445    35,949
     Data processing fees                   100,692    91,686    83,336
     Advertising                             57,961    52,663    52,694
     Directors fees                          65,650    52,750    50,750
     FDIC assessment                        121,370   112,749   111,157
     Other                                  127,742   123,405   120,701
                                           --------  --------  --------
       Total other non-interest expense    $830,358  $521,910  $486,955
                                           ========  ========  ========

14.  Merger Agreement With CNB Bancshares, Inc.:
     -------------------------------------------

     On October l8, l994, the Bank and CNB Bancshares, Inc. (Evansville, Indiana) ("CNB") entered into an agreement of merger of the Bank with a subsidiary of CNB. Terms of the agreement call for the Bank's shareholders to receive 6.37 shares of CNB stock for each share of The Bank of Orleans stock, subject to certain modifications. The agreement is subject to shareholder approval and regulatory approvals. In the event the agreement is terminated as a result of certain specific events as defined in the agreement, The Bank of Orleans may be required to pay CNB a termination fee of $500,000.


15.  Significant Fourth Quarter Adjustments and Transactions:
     --------------------------------------------------------

     In connection with the merger agreement described in Note 14, the Bank retained an environmental consulting firm in October, 1994 to conduct an environmental investigation of certain real property owned by the Bank. In connection therewith, the Bank charged to operations in the fourth quarter of 1994 approximately $55,000 to take such actions as prescribed by the environmental consulting firm. In addition, the Bank charged to operations in the fourth quarter of 1994 approximately $230,000 of other professional fees related to the proposed merger.

     In connection with the merger agreement, the Bank sold approximately $2,200,000 of certain investment securities which the management of the Bank has previously classified as held-to-maturity. The sale of these securities generated a loss of approximately $272,000.


     Additionally, as a result of a regulatory examination, the Bank charged against the allowance for loan losses approximately $200,000 of loans in December 1994, which was offset by approximately $65,000 of recoveries during the fourth quarter of 1994. The Bank recorded an additional provision of $300,000 to the allowance for loan losses in December
     1994.


16.  Information Pertaining to Financial Statements as of and for the Three
     ----------------------------------------------------------------------
     Months Ended March 31, 1995 and 1994 (unaudited):
     -------------------------------------------------

     In the opinion of management, the unaudited financial statements as of and for the three months ended March 31, 1995 and 1994 contain all adjustments necessary (all of which are normal and recurring) to present fairly the financial position of the Bank and results of its operations and cash flows in conformity with generally accepted accounting principles.

                                                                     EXHIBIT A

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------



                     AGREEMENT AND PLAN OF REORGANIZATION



                                by and between


                              THE BANK OF ORLEANS
                       an Indiana state chartered bank,



                                      and


                             CNB BANCSHARES, INC.,
                            an Indiana corporation.



                         Dated as of October 18, 1994.



- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                                                PAGE
                                                                                                ----
ARTICLE ONE - TERMS OF THE MERGER AND CLOSING.................................................   A-1

     Section 1.01      Formation of Interim Bank..............................................   A-1
     Section 1.02      The Merger.............................................................   A-1
     Section 1.03      Merging Bank...........................................................   A-1
     Section 1.04      Surviving Bank.........................................................   A-1
     Section 1.05      Effect of the Merger...................................................   A-1
     Section 1.06      Conversion of Shares...................................................   A-1
     Section 1.07      The Closing............................................................   A-3
     Section 1.08      Exchange Procedures; Surrender of Certificates.........................   A-3
     Section 1.09      Closing Date...........................................................   A-4
     Section 1.10      Actions At Closing.....................................................   A-4

ARTICLE TWO - REPRESENTATIONS OF ORLEANS......................................................   A-5

     Section 2.01      Organization and Capital Stock.........................................   A-5
     Section 2.02      Authorization; No Defaults.............................................   A-6
     Section 2.03      Subsidiaries...........................................................   A-6
     Section 2.04      Financial Information..................................................   A-6
     Section 2.05      Absence of Changes.....................................................   A-6
     Section 2.06      Regulatory Enforcement Matters.........................................   A-6
     Section 2.07      Tax Matters............................................................   A-6
     Section 2.08      Litigation.............................................................   A-7
     Section 2.09      Employment Agreements..................................................   A-7
     Section 2.10      Reports................................................................   A-7
     Section 2.11      Investment Portfolio...................................................   A-7
     Section 2.12      Loan Portfolio.........................................................   A-7
     Section 2.13      Employee Matters and ERISA.............................................   A-8
     Section 2.14      Title to Properties; Insurance.........................................   A-8
     Section 2.15      Environmental Matters..................................................   A-9
     Section 2.16      Compliance with Law....................................................   A-9
     Section 2.17      Brokerage..............................................................   A-9
     Section 2.18      Material Contracts.....................................................   A-9
     Section 2.19      Statements True and Correct............................................  A-10

ARTICLE THREE - REPRESENTATIONS OF CNB........................................................  A-10

     Section 3.01      Organization and Capital Stock.........................................  A-10
     Section 3.02      Authorization..........................................................  A-11
     Section 3.03      Subsidiaries...........................................................  A-11
     Section 3.04      Financial Information..................................................  A-11
     Section 3.05      Absence of Changes.....................................................  A-11

     Section 3.06      Litigation.............................................................  A-11
     Section 3.07      Compliance With Law....................................................  A-12
     Section 3.08      Statements True and Correct............................................  A-12

ARTICLE FOUR - AGREEMENTS OF ORLEANS..........................................................  A-12

     Section 4.01      Business in Ordinary Course............................................  A-12
     Section 4.02      Breaches...............................................................  A-14
     Section 4.03      Submission to Shareholders.............................................  A-14
     Section 4.04      Consents to Contracts and Leases.......................................  A-15
     Section 4.05      Conforming Accounting and Reserve Policies; Restructuring Expenses.....  A-15
     Section 4.06      Consummation of Agreement..............................................  A-15
     Section 4.07      Environmental Investigation and Remediation............................  A-16
     Section 4.08      Restriction on Resales.................................................  A-16
     Section 4.09      Access to Information..................................................  A-16
     Section 4.10      Divestiture of Structured Notes........................................  A-17
     Section 4.11      Expense Report.........................................................  A-17

ARTICLE FIVE - AGREEMENTS OF CNB..............................................................  A-17

     Section 5.01      Regulatory Approvals and Registration Statement........................  A-17
     Section 5.02      Breaches...............................................................  A-17
     Section 5.03      Consummation of Agreement..............................................  A-18
     Section 5.04      Directors and Officers' Liability Insurance and Indemnification........  A-18
     Section 5.05      Employee Benefits......................................................  A-18

ARTICLE SIX - CONDITIONS PRECEDENT TO THE MERGER..............................................  A-19

     Section 6.01      Conditions to CNB's Obligations........................................  A-19
     Section 6.02      Conditions to Orleans' Obligations.....................................  A-20

ARTICLE SEVEN - TERMINATION OR ABANDONMENT....................................................  A-21

     Section 7.01      Mutual Agreement.......................................................  A-21
     Section 7.02      Breach of Agreements...................................................  A-21
     Section 7.03      Failure of Conditions..................................................  A-22
     Section 7.04      Approval Denial........................................................  A-22
     Section 7.05      Shareholder Approval Denial............................................  A-22
     Section 7.06      Regulatory Enforcement Matters.........................................  A-22
     Section 7.07      Termination Date.......................................................  A-22
     Section 7.08      Termination Fee........................................................  A-22
     Section 7.09      Environmental Matters..................................................  A-22

ARTICLE EIGHT - GENERAL.......................................................................  A-23

     Section 8.01      Confidential Information...............................................  A-23
     Section 8.02      Publicity..............................................................  A-23

     Section 8.03      Return of Documents....................................................  A-23
     Section 8.04      Notices................................................................  A-23
     Section 8.05      Liabilities............................................................  A-24
     Section 8.06      Nonsurvival of Representations and Warranties..........................  A-25
     Section 8.07      Entire Agreement.......................................................  A-25
     Section 8.08      Headings and Captions..................................................  A-25
     Section 8.09      Waiver, Amendment or Modification......................................  A-25
     Section 8.10      Rules of Construction..................................................  A-25
     Section 8.11      Counterparts...........................................................  A-25
     Section 8.12      Successors.............................................................  A-25
     Section 8.13      Governing Law; Assignment..............................................  A-25


EXHIBIT 1.02           -        Form of Agreement and Plan of Merger
EXHIBIT 1.10(a)        -        Legal opinion matters for Orleans
EXHIBIT 1.10(b)        -        Legal opinion matters for CNB
EXHIBIT 4.08           -        Form of Affiliate Agreement

                     AGREEMENT AND PLAN OF REORGANIZATION
                     ------------------------------------

    This is an AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") made as of October 18, 1994, by and between CNB BANCSHARES, INC., an Indiana corporation, ("CNB"), and THE BANK OF ORLEANS, an Indiana state chartered bank, ("Orleans").

    In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.


                                  ARTICLE ONE
                                  -----------

                        TERMS OF THE MERGER AND CLOSING
                        -------------------------------

    SECTION 1.01. FORMATION OF INTERIM BANK. CNB shall organize Orleans Interim Bank ("Interim Bank") as an Indiana state chartered bank and subsidiary of CNB.

    SECTION 1.02. THE MERGER. Pursuant to the terms and provisions of this Agreement and The Indiana Financial Institutions Act (the "Corporate Law"), Orleans and Interim Bank, at such time as it shall be lawful to do so, shall duly authorize and execute the Agreement and Plan of Merger (the "Merger Agreement") in the form attached hereto as Exhibit 1.02, and, as provided herein and therein, Interim Bank shall merge with and into Orleans (the "Merger").

    SECTION 1.03. MERGING BANK. Interim Bank shall be the merging bank under the Merger and its corporate identity and existence, separate and apart from Orleans, shall cease on consummation of the Merger.

    SECTION 1.04. SURVIVING BANK. Orleans shall be the surviving bank in the Merger. No changes in the Articles of Incorporation or Bylaws of Orleans shall be effected by the Merger, except that the name of Orleans shall be changed to "Citizens Bank of Orleans." The Board of Directors of the Surviving Bank (as defined in Section 5.04(b) hereof) immediately after the Closing (as defined in
Section 1.07 hereof) shall consist of the persons serving as directors of Orleans as of the Closing Date (as defined in Section 1.09 hereof) and one representative of CNB.

    SECTION 1.05. EFFECT OF THE MERGER. The Merger shall have all of the effects provided by the Corporate Law.

    SECTION 1.06. CONVERSION OF SHARES.

    (a) At the Effective Time (as defined in Section 1.09 hereof), each share of common stock, par value $10.00 per share, of Orleans (the "Orleans Common") issued and outstanding immediately prior to the Effective Time, other than shares the holders of which have duly exercised and perfected their dissenters' rights under the Corporate Law, shall be converted into the right to receive
6.37 shares (the "Conversion Ratio") of common stock, stated value $1.00 per share, of CNB (the "CNB Common"); provided, however, that if the Closing Book Value (as defined in Section 1.06(b) hereof) is less than $6,167,000, then the Conversion Ratio shall equal the product of (i) 6.37 and (ii) the quotient of the Closing Book Value divided by $6,167,000. The shares of CNB Common to be issued pursuant to the foregoing sentence, together with any cash payment in lieu of fractional shares, as provided below, are hereinafter referred to as the "Merger Consideration".
No fractional shares of CNB Common shall be issued and, in lieu thereof, holders of shares of Orleans Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of CNB Common to be received in the Merger by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on the Nasdaq Stock Market's National Market ("Nasdaq") on the fifth business day immediately preceding the date on which the Effective Time occurs.

    (b) The term "Closing Book Value" shall mean the amount of the shareholders' equity accounts of Orleans, as of the end of the month immediately preceding the Effective Time, determined in accordance with generally accepted accounting principles ("GAAP") consistently applied with the year ended December 31, 1993, but excluding for this purpose any adjustments to the shareholders' equity accounts solely as a result of (A) marketable securities classified as Available for Sale in accordance with FAS 115, and (B) the Structured Notes Divestiture (as defined in Section 4.10 hereof), less (i) the amount, if any, by which the allowance for credit losses account of Orleans, as of the end of the month immediately preceding the Effective Time, is less than $391,000 (which shall be determined exclusive of any increase in the allowance taken by Orleans at the written request of CNB pursuant to Section 4.05 hereof), less (ii) the amount of any increase in the shareholders' equity accounts of Orleans resulting from or attributable to the sale of securities held on and sold after June 30, 1994 or any transactions or accounting adjustments not in the ordinary course of business effected or completed after June 30, 1994, plus (iii) any reduction of shareholders' equity theretofore recorded solely as a result of accruals, reserves or charges taken by Orleans at the written request of CNB pursuant to
Section 4.05 hereof (other than any reduction of shareholders' equity resulting from (a) audit fees incurred and expensed by Orleans between the date hereof and the Closing Date, (b) fees incurred and expensed by Orleans to obtain the environmental investigations referred to in Section 4.07 hereof, and (c) fees incurred and expensed by Orleans to purchase tail coverage pursuant to Section
5.04 hereof), plus (iv) the amount of each quarterly dividend paid by Orleans pursuant to Section 4.01 hereof after March 15, 1995.

    (c) At the Effective Time, all of the shares of Orleans Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Orleans Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.08 hereof or the right provided under Section 1.06(f) hereof, as applicable.

    (d) At the Effective Time, each share of Orleans Common, if any, held in the treasury of Orleans (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

    (e) Each share of common stock, par value $1.00 per share, of Interim Bank outstanding immediately prior to the Effective Time shall be converted into and become one share of Orleans Common.

    (f) If holders of Orleans Common are entitled to and do object to the Merger and demand payment of the value of their shares under the Corporate Law, any issued and outstanding shares of Orleans Common held by an objecting holder shall not be converted as described in Section 1.06(a) hereof but from and after the Effective Time shall represent only the right to receive such value as may be determined to be due to such objecting holder pursuant to the Corporate Law; provided, however, that each share of Orleans Common outstanding immediately prior to the Effective Time and held by an objecting holder who shall, after the Effective Time, withdraw his or her demand for payment of value or lose his or her right to so object shall have only such rights as are provided under the Corporate Law.

    (g) If between the date hereof and the Effective Time a share of CNB Common shall be changed into a different number of shares of CNB Common or a different class of shares by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Share Adjustment"), then the number of shares of CNB Common or a different class of shares into which a share of Orleans Common shall be converted pursuant to subsection (a) above shall be appropriately and proportionately adjusted so that each stockholder of Orleans shall be entitled to receive such number of shares of CNB Common as such stockholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time of the Merger; provided, however, that the one for ten stock dividend declared by CNB on October 18, 1994, shall not be deemed a Share Adjustment for purposes of this subsection (g) and the Conversion Ratio shall not be adjusted as a result thereof.

    SECTION 1.07. THE CLOSING. The closing of the Merger (the "Closing") shall take place at the main offices of CNB at 10:00 A.M. Central Time on the Closing Date.

    SECTION 1.08. EXCHANGE PROCEDURES; SURRENDER OF CERTIFICATES.

    (a) The Citizens National Bank of Evansville, Evansville, Indiana, shall act as Exchange Agent in the Merger (the "Exchange Agent").

    (b) As soon as reasonably practicable, but in no event more than five business days, after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as CNB may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Within ten business days after the Exchange Agent's receipt from a holder of the items described in the preceding sentence, the Exchange Agent shall deliver to such holder the Merger Consideration to which such holder shall be entitled to receive hereunder. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

    (c) At any time following six months after the Effective Time, CNB shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to CNB (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration issuable upon surrender of their Certificates.

    (d) No dividends that are otherwise payable on shares of CNB Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of CNB Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of CNB Common shall be issued any dividends which shall have become payable with respect to such shares of CNB Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.

    SECTION 1.09. CLOSING DATE. At CNB's election, the Closing shall take place on (i) the last business day of, or (ii) the first business day of the month following, or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which each of the conditions in Sections 6.01(d) and (e) and 6.02(d) is satisfied or waived by the appropriate party or on such other date after such satisfaction or waiver as Orleans and CNB may agree (the "Closing Date"); provided, however, that the Closing Date may be postponed by CNB in its discretion for up to fifteen business days in order to allow adequate time to determine and verify the amount of the Closing Book Value pursuant to Section 1.06(b) hereof. The Merger shall be effective upon the issuance by the Secretary of State of the State of Indiana of a Certificate of Merger (the "Effective Time"), which CNB and Orleans shall use their best efforts to cause to occur on the Closing Date.

    SECTION 1.10. ACTIONS AT CLOSING.

    (a) At the Closing, Orleans shall deliver to CNB:

         (i) a certified copy of the Articles of Incorporation and Bylaws of Orleans;

         (ii) Stock Certificate representing the Orleans Common issued to
    CNB;

         (iii) a Certificate signed by an appropriate officer of Orleans stating that (A) each of the representations and warranties contained in Article Two is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in Section 6.01(b) hereof have been satisfied or waived as provided therein;

         (iv) a certified copy of the resolutions of Orleans' Board of Directors and shareholders, as required for valid approval of the execution of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

         (v) Certificate of the Secretary of State of the State of Indiana, dated a recent date, stating that Orleans is in existence; and

         (vi) Articles of Merger executed by Orleans, reflecting the terms and provisions of this Agreement and the Merger Agreement, and in proper form for filing with the Secretary of State of the State of Indiana in order to cause the Merger to become effective pursuant to the Corporate Law; and

         (vii) a legal opinion from counsel for Orleans, in form reasonably acceptable to CNB's counsel, opining with respect to the matters listed on
    Exhibit 1.10(a) hereto.

    (b) At the Closing, CNB shall deliver to Orleans:

         (i) a Certificate signed by an appropriate officer of CNB and Interim Bank stating that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing and (B) all of the conditions set forth in Section 6.02(b) and 6.02(d) hereof (but excluding the approval of Orleans' shareholders) have been satisfied;

         (ii) a certified copy of the resolutions of CNB's Board of Directors authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby;

         (iii) a certified copy of the resolutions of Interim Bank's Board of Directors and shareholder, as required for valid approval of the execution of this Agreement and the consummation of the transactions contemplated hereby;

         (iv) a legal opinion from counsel for CNB, in form reasonably acceptable to Orleans' counsel, opining with respect to the matters listed on Exhibit 1.10(b) hereto; and

         (v) copies of all regulatory approvals for the Merger received by CNB.


                                  ARTICLE TWO
                                  -----------

                          REPRESENTATIONS OF ORLEANS
                          --------------------------

    Orleans hereby makes the following representations and warranties:

    SECTION 2.01. ORGANIZATION AND CAPITAL STOCK.

    (a) Orleans is a state banking corporation duly organized and validly existing under the laws of the State of Indiana and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted.

    (b) The authorized capital stock of Orleans consists of 50,000 shares of Orleans Common, of which, as of the date hereof, 50,000 shares are issued and outstanding. All of the issued and outstanding shares of Orleans Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of Orleans Common has been issued in violation of any preemptive rights of the current or past stockholders of Orleans. Except as described in Section 2.01(b) of that certain confidential writing delivered by Orleans to CNB and executed by both Orleans and CNB concurrently with the delivery and execution of this Agreement (the "Disclosure Schedule"), each

Certificate representing shares of Orleans Common issued by Orleans in replacement of any Certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by Orleans only upon receipt of an affidavit of lost stock certificate and a bond sufficient to indemnify Orleans against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

    SECTION 2.02. AUTHORIZATION; NO DEFAULTS. Orleans' Board of Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by Orleans of its obligations hereunder. Nothing in the articles of incorporation or bylaws of Orleans, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it is bound or subject which is material to Orleans or to the Merger would prohibit or inhibit Orleans from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Orleans and constitutes a legal, valid and binding obligation of Orleans, enforceable against Orleans in accordance with its terms. Orleans is not in default under or in violation of any provision of its articles of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to Orleans.

    SECTION 2.03. SUBSIDIARIES. Orleans has no direct or indirect subsidiaries. Except as described in Section 2.03 of the Disclosure Schedule, Orleans is not a party to any partnership or joint venture and does not own an equity interest in any other business or enterprise.

    SECTION 2.04. FINANCIAL INFORMATION. The unaudited balance sheets of Orleans as of December 31, 1992 and 1993 and related consolidated income statements for the three years ended December 31, 1993, and the unaudited balance sheets of Orleans as of June 30, 1993 and June 30, 1994 and the related unaudited income statements for the six months then ended, and the year-end and quarterly Reports of Condition and Report of Income of Orleans for 1993 and March 31, 1994 and June 30, 1994, as filed with the Federal Deposit Insurance Corporation (the "FDIC"), copies of all of which are included as Exhibit 2.04 of the Disclosure Schedule (together, the "Orleans Financial Statements"), have been prepared in accordance with GAAP applied on a consistent basis (except as may be disclosed therein and except for regulatory reporting differences) and fairly present the financial position and the results of operations, changes in shareholders' equity and cash flows of Orleans as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

    SECTION 2.05. ABSENCE OF CHANGES.  Except as may be disclosed in Section
2.05 of the Disclosure Schedule, since December 31, 1993, there has not been any material adverse change in the financial condition, the results of operations or the business of Orleans, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Orleans Financial Statements not misleading.

    SECTION 2.06. REGULATORY ENFORCEMENT MATTERS.  Except as may be disclosed in
Section 2.06 of the Disclosure Schedule, neither Orleans nor any of its officers and directors is subject to, and has not received any notice or advice that it may become subject to, any order, agreement, imposition of civil money penalties or memorandum of understanding with any federal or state agency charged with the supervision or regulation of banks or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to Orleans.

    SECTION 2.07. TAX MATTERS. Orleans' federal income tax returns have not been audited since 1965. Except as set forth in Section 2.07 of the Disclosure Schedule, Orleans has filed all federal, state and material local tax returns due in respect of its businesses or properties in a timely fashion and has paid or made provision for all amounts due shown on such returns. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the Orleans Financial Statements were made in accordance with GAAP and in the aggregate adequately provide for potential tax liabilities.

    SECTION 2.08. LITIGATION. Except as may be disclosed in Section 2.08 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending, or to the knowledge of Orleans threatened, against Orleans, or of which the property of Orleans is or would be subject.

    SECTION 2.09. EMPLOYMENT AGREEMENTS.  Except as may be disclosed in Section
2.09 of the Disclosure Schedule, Orleans is not a party to or bound by any written contract for the employment, retention or engagement of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by Orleans on 30 days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each such agreement disclosed in Section 2.09 of the Disclosure Schedule is included therewith.

    SECTION 2.10. REPORTS. Since January 1, 1991, Orleans has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the FDIC, (ii) the Indiana Department of Financial Institutions (the "IDFI") and any other applicable state securities or banking authorities, and (iii) any other governmental authority with jurisdiction over Orleans, except as may be disclosed in Section 2.10 of the Disclosure Schedule. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    SECTION 2.11. INVESTMENT PORTFOLIO. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States and political subdivisions of the United States and other investment securities held by Orleans, as reflected in the latest consolidated balance sheet of Orleans included in the Orleans Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts in accordance with GAAP, specifically including but not limited to FAS 115.

    SECTION 2.12. LOAN PORTFOLIO. Except as may be disclosed in Section 2.12 of the Disclosure Schedule, (i) all loans and discounts shown on the Orleans Financial Statements at December 31, 1993 or which were entered into after December 31, 1993, but before the Closing Date were and will be made for good, valuable and adequate consideration in the ordinary course of the business of Orleans, in accordance with sound banking practices, and are not subject to any known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity;

(ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be enforceable, valid, true and genuine and what they purport to be; and (iii) Orleans has complied and will prior to the Closing Date comply with all laws and regulations relating to such loans, or to the extent there has not been such compliance, such failure to comply will not interfere with the collection of any such loan.

    SECTION 2.13. EMPLOYEE MATTERS AND ERISA.

    (a) Orleans has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Orleans and to the knowledge of Orleans there is no present effort nor existing proposal to attempt to unionize any group of employees of Orleans.

    (b) Except as may be disclosed in Section 2.13(b) of the Disclosure Schedule, (i) Orleans is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and Orleans is not engaged in any unfair labor practice; (ii) there is no unfair labor practice complaint against Orleans or, to the knowledge of Orleans, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of Orleans, threatened against or directly affecting Orleans; and (iv) Orleans has not experienced any work stoppage or other labor difficulty during the past five years.

    (c) Except as may be disclosed in Section 2.13(c) of the Disclosure Schedule, Orleans does not maintain, contribute to or participate in or have any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees of Orleans (the "Employee Plans"). To the knowledge of Orleans, no present or former employee of Orleans has been charged with breaching nor has breached a fiduciary duty under any of the Employee Plans. Orleans does not participate in, nor has it in the past five years participated in, nor has it any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as may be disclosed in Section 2.13(c) of the Disclosure Schedule, Orleans does not maintain, contribute to, or participate in, any plan that provides health, major medical, disability or life insurance benefits to former employees of Orleans except as otherwise required by Section 4980B of the Internal Revenue Code of 1986, as amended (the "Code").

    (d) Orleans does not maintain, nor has it ever maintained, any Employee Plans subject to Title IV of ERISA or Section 412 of the Code. No claim is pending, and Orleans has not received notice of any threatened or imminent claim with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Orleans would be liable after December 31, 1993, except as will be reflected on the Orleans Financial Statements. After December 31, 1993, Orleans will not have any liabilities for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Code or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have been operated, administered and maintained in accordance with the terms thereof and in compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code.

    SECTION 2.14. TITLE TO PROPERTIES; INSURANCE. Orleans has marketable title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Orleans Financial Statements and easements, rights-of-way, and other restrictions which are not material and further excepting in the case of Other Real Estate Owned ("OREO"), as such real estate is internally classified on the books of Orleans, rights of redemption under applicable law) to all real properties used by Orleans in its main banking office and branch facility operations and all other real properties reflected on the Orleans Financial Statements as being owned by Orleans. All leasehold interests used by Orleans in its banking operations are held pursuant to lease agreements which are valid and enforceable in accordance with their terms. All such properties comply with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of Orleans, threatened with respect to such properties. Orleans has valid title or other ownership rights under licenses to all intangible personal or intellectual property used by Orleans in its business, free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially adversely interfere with the use of such property. Section 2.14 of the Disclosure Schedule sets forth, for each of the insurable properties owned or held by Orleans, the amount and type of insurance, the name of the insurer and the amount of the annual premium. The only real property owned, leased or operated by Orleans are the three parcels of real estate in Orleans, Indiana commonly known as Lots 139, 141 and 142.

    SECTION 2.15. ENVIRONMENTAL MATTERS.

    (a) As used in this Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Orleans has done business or owned property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

    (b) Except as disclosed in Section 2.15(b) of the Disclosure Schedule, neither the conduct nor operation of Orleans nor any condition of any property ever owned, leased or operated by Orleans violates or violated Environmental Laws and no condition or event has occurred with respect to Orleans or any such property that, with notice or the passage of time, or both, would constitute a violation of Environmental Laws or obligate (or potentially obligate) Orleans to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property. Orleans has not received any notice from any person or entity that Orleans or the operation of any facilities or any property ever owned, leased or operated by Orleans are or were in violation of any Environmental Laws or Orleans is responsible (or potentially responsible) for the cleanup of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

    SECTION 2.16. COMPLIANCE WITH LAW. Orleans has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business and is in compliance with all applicable laws and regulations.

    SECTION 2.17. BROKERAGE. Except as may be disclosed in Section 2.17 of the Disclosure Schedule, there are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Orleans.

    SECTION 2.18. MATERIAL CONTRACTS.  Except as may be disclosed in Section
2.18 of the Disclosure Schedule, Orleans is not a party to or bound by any oral or written (i) agreement, contract or indenture under which it has borrowed or will borrow money (not including federal funds and money deposited, including without limitation, checking and savings accounts and certificates of deposit);
(ii) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and guarantees made in the ordinary course of business and letters of credit issued in the ordinary course of business; (iii) agreement with any present or former officer, director or stockholder (except for deposit or loan agreements entered into in the ordinary course of business); (iv) license, whether as licensor or licensee, material to the business of Orleans; (v) contract or commitment for the purchase of materials, supplies or other real or personal property in an amount in excess of $10,000 or for the performance of services over a period of more than 30 days and involving an amount in excess of $10,000; or (vi) contract, agreement or other commitment not made in the ordinary course of business.

    SECTION 2.19. STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by Orleans for inclusion in (i) the Registration Statement (as defined in Section 4.06 hereof), (ii) the Prospectus/Proxy Statement (as defined in Section 4.03 hereof) and (iii) any other documents to be filed with the Securities and Exchange Commission (the "SEC") or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and with respect to the Prospectus/Proxy Statement, when first mailed to the stockholders of Orleans, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Prospectus/Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting (as defined in Section 4.03 hereof), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Orleans is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.


                                 ARTICLE THREE
                                 -------------

                            REPRESENTATIONS OF CNB
                            ----------------------

    CNB hereby makes the following representations and warranties:

    SECTION 3.01. ORGANIZATION AND CAPITAL STOCK.

    (a) CNB is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Indiana with full corporate power and authority to carry on its business as it is now being conducted.

    (b) The authorized capital stock of CNB consists of (i) 15,000,000 shares of CNB Common, of which, as of October 1, 1994, 12,254,729 shares are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, of which none are issued and outstanding. All of the issued and outstanding shares of CNB Common are duly and validly issued and outstanding and are fully paid and non-assessable.

    (c) The shares of CNB Common that are to be issued to the stockholders of Orleans pursuant to the Merger have been duly authorized and, when so issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

    SECTION 3.02. AUTHORIZATION. The Board of Directors of CNB has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by CNB of its obligations hereunder. Nothing in the articles of incorporation or bylaws of CNB, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it or any of its subsidiaries are bound or subject would prohibit or inhibit CNB from entering into and consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by CNB and constitutes a legal, valid and binding obligation of CNB, enforceable against CNB in accordance with its terms and no other corporate acts or proceedings are required to be taken by CNB to authorize the execution, delivery and performance of this Agreement. Except for the requisite approvals of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the IDFI and the FDIC, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or consummation of the Merger by CNB or Interim Bank.

    SECTION 3.03. SUBSIDIARIES. Each of CNB's significant subsidiaries (as such term is defined under SEC regulations) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

    SECTION 3.04. FINANCIAL INFORMATION. The consolidated balance sheets of CNB and its subsidiaries as of December 31, 1992 and 1993 and related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 1993, together with the notes thereto, included in CNB's Annual Report on Form 10-K for the year ended 1993, as currently on file with the SEC, and the unaudited consolidated balance sheets of CNB and its subsidiaries as of June 30, 1993 and June 30, 1994 and the related unaudited consolidated income statements and statements of changes in shareholders' equity and cash flows for the six months then ended included in CNB's Quarterly Report on Form 10-Q for the quarter then ended, as currently on file with the SEC, (together, the "CNB Financial Statements"), have been prepared in accordance with GAAP applied on a consistent basis (except as disclosed therein) and fairly present in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of CNB and its consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

    SECTION 3.05. ABSENCE OF CHANGES. Since December 31, 1993, there has not been any material adverse change in the financial condition, the results of operations or the business of CNB and its subsidiaries, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the CNB Financial Statements not misleading.

    SECTION 3.06. LITIGATION. There is no litigation, claim or other proceeding pending or, to the knowledge of CNB, threatened, against CNB or any of its subsidiaries, or of which the property of CNB or any of its subsidiaries is or would be subject which if adversely determined would have a material adverse effect on the business of CNB and its subsidiaries taken as a whole.

    SECTION 3.07. COMPLIANCE WITH LAW. CNB and its significant subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

    SECTION 3.08. STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by CNB for inclusion in (i) the Registration Statement, (ii) the Prospectus/Proxy Statement, (iii) any other documents to be filed with the SEC or any banking or other regulatory authority in connection with the transactions contemplated hereby, and (iv) any other documents to be filed by CNB under the Securities Exchange Act of 1934, as amended (the "Exchange Act") between the date hereof and the Closing Date, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and with respect to the Prospectus/Proxy Statement, when first mailed to the stockholders of Orleans, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Prospectus/Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that CNB is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.


                                 ARTICLE FOUR
                                 ------------

                             AGREEMENTS OF ORLEANS
                             ---------------------

    SECTION 4.01. BUSINESS IN ORDINARY COURSE.

    (a) Orleans shall not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of this Agreement, except that Orleans may declare and pay its regular annual dividend on the Orleans Common for 1994 not to exceed $2.50 per share at approximately the same time during 1994 which it has historically declared and paid such annual dividend; provided, however, that, if the Effective Time shall not have occurred by March 15, 1995 (which is the record date for CNB's first quarter 1995 dividend), Orleans may thereafter declare and pay a quarterly dividend (including a first quarter 1995 dividend) on the Orleans Common at the same time as the quarterly dividends declared and paid by CNB and in the per share amount Orleans stockholders would have received had the Effective Time been immediately before such dividend payment; and provided further, however, that Orleans and CNB shall cooperate with each other to coordinate the record and payment dates of their respective dividends for the quarter in which the Effective Time occurs such that the Orleans shareholders shall receive a quarterly dividend from either Orleans or CNB but not from both with respect to such quarter.

    (b) Orleans shall continue to carry on, after the date hereof, its business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, Orleans will not, without the prior written consent of CNB (which shall not be unreasonably withheld):

         (i) issue any Orleans Common or other capital stock or any options, warrants, or other rights to subscribe for or purchase Orleans Common or any other capital stock or any securities convertible into or exchangeable for any capital stock; or

         (ii) directly or indirectly redeem, purchase or otherwise acquire any Orleans Common or any other capital stock of Orleans; or

         (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; or

         (iv) change its articles of incorporation or association or bylaws; or

         (v) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, payment or arrangement made to, for or with any of such officers or employees; or

         (vi) borrow or agree to borrow funds except in the ordinary course of business, or directly or indirectly guarantee or agree to guarantee any obligations of others; or

         (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $125,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $125,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of CNB; or

         (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life to maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; or

         (ix) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices; or

         (x) enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or

         (xi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

         (xii) except in the ordinary course of business, cancel or accelerate any indebtedness owing to Orleans or any claims which Orleans may possess or waive any rights of substantial value; or

         (xiii) sell or otherwise dispose of any real property or any material amount of any tangible or intangible personal property other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to Orleans; or

         (xiv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that Orleans shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

         (xv) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on Orleans' business, financial condition, or earnings; or

         (xvi) violate any law, statute, rule, governmental regulation, or order, which violation might have a material adverse effect on Orleans' business, financial condition, or earnings; or

         (xvii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $10,000.

    (c) Orleans shall not, without the prior written consent of CNB, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Orleans contained in Article Two hereof, if such representations and warranties were given as of the date of such transaction or action.

    (d) Orleans shall promptly notify CNB in writing of the occurrence of any matter or event known to and directly involving Orleans that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of Orleans.

    (e) Orleans shall not, on or before the earlier of the Closing Date or the date of termination of this Agreement, solicit, encourage or hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of Orleans Common or other securities of Orleans. Orleans shall promptly advise CNB of its receipt of any such proposal or inquiry concerning any possible such proposal, and the substance of such proposal or inquiry.

    SECTION 4.02. BREACHES. Orleans shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to CNB and use its best efforts to prevent or promptly remedy the same.

    SECTION 4.03. SUBMISSION TO SHAREHOLDERS. Orleans shall cause to be duly called and held, on a date mutually selected by CNB and Orleans, a special meeting of its shareholders (the "Stockholders' Meeting") for submission of this Agreement and the Merger for approval of such shareholders as required by the Corporate Law. In connection with the Stockholders' Meeting, (i) Orleans shall cooperate and assist CNB in preparing and filing a Prospectus/Proxy Statement (the "Prospectus/Proxy Statement") with the SEC and Orleans shall mail it to its stockholders, (ii) Orleans shall furnish CNB all information concerning itself that CNB may reasonably request in connection with such Prospectus/Proxy Statement, and (iii) the Board of Directors of Orleans shall (subject to compliance with its fiduciary duties as advised by counsel) recommend to its stockholders the approval of this Agreement and the Merger contemplated hereby and use its best efforts to obtain such stockholder approval.

    SECTION 4.04. CONSENTS TO CONTRACTS AND LEASES. Orleans shall use its best efforts to obtain all necessary consents with respect to all interests of Orleans in any leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

    SECTION 4.05. CONFORMING ACCOUNTING AND RESERVE POLICIES; RESTRUCTURING EXPENSES.

    (a) Notwithstanding that Orleans believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Orleans recognizes that CNB has adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time, Orleans and CNB shall consult and cooperate with each other with respect to conforming, as specified in a written notice from CNB to Orleans, based upon such consultation and as hereinafter provided, Orleans' loan, accrual and reserve policies to those policies of CNB.

    (b) In addition, from and after the date of this Agreement to the Effective Time, Orleans and CNB shall consult and cooperate with each other with respect to determining, as specified in a written notice from CNB to Orleans, based upon such consultation and as hereinafter provided, appropriate accruals, reserves and charges to establish and take in respect of excess equipment write-off or write-down of various assets and other appropriate charges and accounting adjustments taking into account the parties' business plans following the Merger.

    (c) Orleans and CNB shall consult and cooperate with each other with respect to determining, as specified in a written notice from CNB to Orleans, based upon such consultation and as hereinafter provided, the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

    (d) At the request of CNB, Orleans shall, on or before December 31, 1994, establish and take such reserves and accruals as CNB shall request to conform Orleans' loan, accrual and reserve policies to CNB's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger; provided, however, that Orleans shall not be required to take any such action that is not consistent with GAAP.

    SECTION 4.06. CONSUMMATION OF AGREEMENT. Orleans shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and provisions hereof. Orleans shall furnish to CNB in a timely manner all information, data and documents in the possession of Orleans requested by CNB as may be required to obtain any necessary regulatory or other approvals of the Merger or to file with the SEC a registration statement on Form S-4 (the "Registration Statement") relating to the shares of CNB Common to be issued to the shareholders of Orleans pursuant to the Merger and this Agreement and shall otherwise cooperate fully with CNB to carry out the purpose and intent of this Agreement.

    SECTION 4.07. ENVIRONMENTAL INVESTIGATION AND REMEDIATION. Orleans shall take or cause to be taken, prior to the Closing Date, all remedial and corrective actions and measures (i) required by applicable law, or (ii) recommended or suggested by American Environmental Corporation ("AEC") as a result of its environmental investigation conducted on October 12-14, 1994, with respect to the three parcels of real estate in Orleans, Indiana commonly known as Lots 139, 141 and 142. Orleans shall, on or before December 31, 1994, accrue the cost of all environmental investigations obtained pursuant to this Section
4.07 and the cost of taking all remedial and corrective actions and measures described in the immediately preceding sentence and, notwithstanding anything herein to the contrary, such accrual shall not be deemed to have been made pursuant to Section 4.05 hereof. Should the cost of taking all remedial and corrective actions and measures described in the first sentence of this Section
4.07 exceed the sum of $400,000 as reasonably estimated by AEC or another environmental expert retained for such purpose by CNB and reasonably acceptable to Orleans, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be $400,000 or less with any reasonable degree of certainty, then CNB shall have the right pursuant to Section 7.09 hereof, for a period of ten business days following receipt of such estimate or indication that the cost of such actions and measures can not be so reasonably estimated, to terminate this Agreement, which shall be CNB's sole remedy in such event.

    SECTION 4.08. RESTRICTION ON RESALES. Orleans shall obtain and deliver to CNB, at least 31 days prior to the Closing Date, signed representations, in the form attached hereto as Exhibit 4.08, of each stockholder who may reasonably be deemed an "affiliate" of Orleans within the meaning of such term as used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), regarding (i) compliance with the provisions of such Rule 145, and (ii) compliance with the requirements of Accounting Principles Board Opinion 16 regarding disposition of shares of Orleans Common or CNB Common (or reduction of risk with respect thereto) until such time as financial results covering at least 30 days of post-Merger combined operations have been published.

    SECTION 4.09. ACCESS TO INFORMATION. Orleans shall permit CNB reasonable access in a manner which will avoid undue disruption or interference with Orleans' normal operations to its properties and shall disclose and make available to CNB all books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which CNB may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. CNB will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

    SECTION 4.10. DIVESTITURE OF STRUCTURED NOTES. On or before December 31, 1994, at CNB's request, Orleans shall sell, upon terms satisfactory to CNB, those certain structured notes identified in the Orleans Financial Statements in the approximate face amount of $2,200,000 (the "Structured Notes") in an all cash transaction in which Orleans shall not accept any contingent payout arrangement or extend any loan, letter of credit or other financing or credit arrangement to the purchaser of the Structured Notes (the "Structured Notes Divestiture").

    SECTION 4.11. EXPENSE REPORT. Orleans shall submit to CNB, not later than fifteen days after the end of each month, a monthly report (in a form and with such specificity as is reasonably satisfactory to CNB) detailing all expenditures resulting from the extraordinary, non-recurring costs associated with the transactions contemplated by this Agreement, including but not limited to legal and accounting fees, which have been incurred or otherwise accrued by Orleans during the preceding month.


                                 ARTICLE FIVE
                                 ------------

                               AGREEMENTS OF CNB
                               -----------------

    SECTION 5.01. REGULATORY APPROVALS AND REGISTRATION STATEMENT. CNB shall file all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the Federal Reserve Board, the FDIC and the IDFI. CNB shall keep Orleans reasonably informed as to the status of such applications and shall deliver copies of such applications and any supplementally filed materials to Orleans promptly upon the filing thereof. CNB shall file with the SEC the Registration Statement relating to the shares of CNB Common to be delivered to the stockholders of Orleans pursuant to this Agreement, and shall use its best efforts to cause the Registration Statement to become effective. CNB shall deliver a copy of the Registration Statement to Orleans promptly after it is filed with the SEC. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the stockholders of Orleans, at the time of the Stockholders' Meeting and at the Effective Time the Prospectus/Proxy Statement included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. CNB shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis. CNB shall promptly and properly prepare and file any other filings required under the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to the Merger and the transactions contemplated herein.

    SECTION 5.02. BREACHES. CNB shall, in the event it has knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Orleans and use its best efforts to prevent or promptly remedy the same.

    SECTION 5.03. CONSUMMATION OF AGREEMENT. CNB shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement, to assist Orleans with the Structured Notes Divestiture and to effect the Merger in accordance with the terms and conditions of this Agreement.

    SECTION 5.04. DIRECTORS' AND OFFICERS' LIABILITY INSURANCE AND INDEMNIFICATION.

    (a) Following the Effective Time, CNB will provide the directors and officers of Orleans with the same directors' and officers' liability insurance coverage that CNB provides to directors and officers of its other banking subsidiaries generally. CNB shall use its best efforts (which shall not be deemed to require, however, the payment of any special premium or other charge or expense) to obtain an endorsement to its directors' and officers' liability insurance policy to cover acts and omissions of the directors and officers of Orleans occurring or failing to occur prior to the Closing Date; provided, however, that if CNB is unable to obtain such endorsement, then Orleans may purchase tail coverage under its existing director's and officer's liability insurance on such terms and provisions as Orleans deems appropriate.

    (b) For six years after the Effective Time, CNB shall cause the surviving bank of the Merger of Orleans and Interim Bank following the Effective Time (the "Surviving Bank") to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Orleans (each, an "Indemnified Party") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the Corporate Law and by Orleans' Certificate of Incorporation as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action or suit.

    (c) If after the Effective Time the Surviving Bank or any of its successors or assigns (i) shall consolidate with or merge into any other bank or entity and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Bank shall assume any remaining obligations set forth in this Section
5.04. If the Surviving Bank shall liquidate, dissolve or otherwise wind up its business, then CNB shall indemnify, defend and hold harmless each Indemnified Party to the same extent and on the same terms that the Surviving Bank was so obligated pursuant to this Section 5.04.

    SECTION 5.05. EMPLOYEE BENEFITS. CNB shall, with respect to each person who remains an employee of Orleans following the Closing Date (each a "Continued Employee"), provide the benefits described in this Section 5.05. Subject to the right of subsequent amendment or termination in CNB discretion, each Continued Employee shall be entitled, as a new employee of a subsidiary or subsidiaries of CNB, to participate in whatever employee benefit plans, as defined in Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans or other employee benefit or fringe benefit programs that may be in effect generally for employees of CNB's subsidiaries from time to time (the "CNB Plans"), if and as a Continued Employee shall be eligible or selected for participation therein and otherwise shall not be participating in a similar plan maintained by Orleans after the Effective Time. For this purpose, the defined benefit pension plan sponsored by CNB and the 401(k) Plan sponsored by Orleans shall not constitute similar plans. Orleans employees will be eligible to participate on the same basis as similarly situated employees of other CNB subsidiaries. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this Section 5.05 is not intended to give Continued Employees any rights or privileges superior to those of other employees of CNB's subsidiaries. CNB may terminate or modify all Employee Plans except insofar as benefits thereunder shall have vested on the closing date and cannot be modified and CNB's obligation under this Section 5.05 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, CNB shall, for purposes of vesting and eligibility to begin participation with respect to any CNB Plans in which Continued Employees may participate, credit each Continued Employee with his or her term of service with Orleans. Notwithstanding the foregoing, (A) in the case of vacation days, each Continued Employee shall be entitled to such number of vacation days as equals the greater of (i) the number of vacation days he or she had earned, as of the Effective Time, under the Orleans vacation policy or
(ii) the number of vacation days he or she would have earned, as of the Effective Time, had the Orleans vacation policy been identical to the vacation policy for CNB's subsidiaries, and (B) CNB shall cause Orleans, for so long as the 401(k) Plan sponsored by Orleans shall continue in effect after the Closing Date, to continue making contributions to such 401(k) Plan at the same times and in the same amounts which it has historically made such contributions, provided such contributions shall be in accordance with the written terms of such 401(k) Plan as in effect on the date hereof.


                                  ARTICLE SIX
                                  -----------

                      CONDITIONS PRECEDENT TO THE MERGER
                      ----------------------------------

    SECTION 6.01. CONDITIONS TO CNB'S OBLIGATIONS. CNB's obligations to effect the Merger shall be subject to the satisfaction (or waiver by CNB) prior to or on the Closing Date of the following conditions:

    (a) The representations and warranties made by Orleans in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

    (b) Orleans shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

    (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

    (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

    (e) Orleans shall have taken all remedial and corrective actions and measures required by Section 4.07 hereof;

    (f) CNB shall have received all documents required to be received from Orleans on or prior to the Closing Date, all in form and substance reasonably satisfactory to CNB;

    (g) CNB shall have received a letter, dated as of the Closing Date, from George S. Olive & Co., its independent public accountants, to the effect that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement;

    (h) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC; and

    (i) CNB shall have received from its counsel an opinion to the effect that if the Merger is consummated in accordance with the terms set forth in this Agreement, (i) the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of Orleans Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of CNB Common received by the stockholders of Orleans will be the same as the basis of shares of Orleans Common exchanged therefor; and (iv) the holding period of the shares of CNB Common received by the stockholders of Orleans will include the holding period of the shares of Orleans Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

    SECTION 6.02. CONDITIONS TO ORLEANS' OBLIGATIONS. Orleans' obligation to effect the Merger shall be subject to the satisfaction (or waiver by Orleans) prior to or on the Closing Date of the following conditions:

    (a) The representations and warranties made by CNB in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

    (b) CNB shall have performed and complied in all material respects with all of its obligations and agreements hereunder required to be performed prior to the Closing Date under this Agreement;

    (c) No Injunction preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

    (d) All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this Agreement and the Merger by the shareholders of Orleans, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

    (e) Orleans shall have received all documents required to be received from CNB on or prior to the Closing Date, all in form and substance reasonably satisfactory to Orleans;

    (f) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the SEC;

    (g) Orleans shall have received from counsel for CNB an opinion in form and substance reasonably satisfactory to Orleans and its counsel to the effect that if the Merger is consummated in accordance with the terms set forth in this Agreement, (i) the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code; (ii) no gain or loss will be recognized by the holders of shares of Orleans Common upon receipt of Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of CNB Common received by the stockholders of Orleans will be the same as the basis of Orleans Common exchanged therefor; and (iv) the holding period of the shares of CNB Common received by the stockholders of Orleans will include the holding period of the shares of Orleans Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time; and

    (h) That certain opinion of Orleans' investment banker, David A. Noyes & Company, originally rendered and delivered to Orleans as of the date hereof, to the effect that the transaction contemplated hereby is fair to the Orleans shareholders from a financial point of view, shall not have been withdrawn by such investment banker on or before the date of the mailing of the Prospectus/Proxy Statement.


                                 ARTICLE SEVEN
                                 -------------

                          TERMINATION OR ABANDONMENT
                          --------------------------

    SECTION 7.01. MUTUAL AGREEMENT. This Agreement may be terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether shareholder approval of this Agreement and the Merger by the shareholders of Orleans shall have been previously obtained.

    SECTION 7.02. BREACH OF AGREEMENTS. In the event that there is a material breach in any of the representations and warranties or agreements of CNB or Orleans, which breach is not cured within 30 days after notice to cure such breach is given by the non-breaching party, then the non-breaching party, regardless of whether shareholder approval of this Agreement and the Merger shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

    SECTION 7.03. FAILURE OF CONDITIONS. In the event any of the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 hereof has lapsed, then such party may, regardless of whether shareholder approval of this Agreement and the Merger shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

    SECTION 7.04. APPROVAL DENIAL. If any regulatory application filed pursuant to Section 5.01 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled. It is understood, however, that a request for additional information or undertaking by CNB, as a condition for approval, shall not be deemed to be a denial or disapproval so long as CNB diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review, or similar such act on the part of CNB (hereinafter referred to as the "appeal") then the application will be deemed denied unless CNB prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval.

    SECTION 7.05. SHAREHOLDER APPROVAL DENIAL. If the Merger is not approved by the requisite vote of the stockholders of Orleans at the Stockholders' Meeting, then either party may terminate this Agreement.

    SECTION 7.06. REGULATORY ENFORCEMENT MATTERS. In the event that Orleans shall become a party or subject to any written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks after the date of this Agreement, then CNB may terminate this Agreement.

    SECTION 7.07. TERMINATION DATE. If the Closing Date does not occur on or prior to July 31, 1995, then this Agreement may be terminated by either party by giving written notice to the other.

    SECTION 7.08. TERMINATION FEE. Upon the occurrence of one or more of the following events (a "Triggering Event"), Orleans shall pay to CNB the sum of $500,000:

    (a) upon termination of this Agreement by CNB pursuant to Section 7.02 hereof (including, without limitation, the entering into of an agreement between Orleans and any third party which is inconsistent with the transactions contemplated by this Agreement or the Merger Agreement), provided that within one (1) year of the date of such termination, either an event described in clauses (c) or (d) below shall have occurred or Orleans or shareholders of Orleans shall have entered into an agreement with any third party whereby such third party will acquire, merge or consolidate with Orleans, purchase all or substantially all of Orleans' assets or acquire 50% or more of the outstanding shares of Orleans Common;

    (b) the failure of Orleans' stockholders to approve the Merger and this Agreement at the Stockholder's Meeting;

    (c) any person or group of persons (other than CNB) shall acquire, or have the right to acquire, 50% or more of the Orleans Common, exclusive of shares of Orleans Common sold directly or indirectly to such person or group of persons by CNB;

    (d) expiration of the fifth (5th) day preceding the scheduled expiration date of a tender or exchange offer by any person or group of persons (other than CNB and/or its affiliates) to purchase or acquire securities of Orleans if upon consummation of such offer, such person or group of persons would own, control or have the right to acquire 50% or more of the Orleans Common; or

    (e) upon the entry by Orleans into an agreement or other understanding with a person or group of persons (other than CNB and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with Orleans or to purchase all or substantially all of Orleans' assets.

As used in this Section 7.08, "person" and "group of persons" shall have the meanings conferred thereon by Section 13(d) of the Exchange Act. Orleans shall notify CNB promptly in writing upon its becoming aware of the occurrence of any Triggering Event.

    SECTION 7.09. ENVIRONMENTAL MATTERS. CNB may terminate this Agreement to the extent provided by Section 4.07 hereof and this Section 7.09 by giving written notice thereof to Orleans.


                                 ARTICLE EIGHT
                                 -------------

                                    GENERAL
                                    -------

    SECTION 8.01. CONFIDENTIAL INFORMATION. The parties acknowledge the confidential and proprietary nature of the "Information" (as hereinafter described) which has heretofore been exchanged and which will be received from each other hereunder and agree to hold and keep the same confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information which is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

    SECTION 8.02. PUBLICITY. CNB and Orleans shall cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which such latter event the parties shall consult with each other regarding such responsive public disclosure.

    SECTION 8.03. RETURN OF DOCUMENTS. Upon termination of this Agreement without the Merger becoming effective, each party shall deliver to the other originals and all copies of all Information made available to such party and will not retain any copies, extracts or other reproductions in whole or in part of such Information.

    SECTION 8.04. NOTICES. Any notice or other communication given by a party to the other party hereunder shall be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three business days after deposit in the United States Registered or Certified Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

    (a)  if to CNB:

              CNB Bancshares, Inc.
              20 N.W. Third Street
              Evansville, Indiana  47739
              Attention:  H. Lee Cooper
                     Chief Executive Officer
              Telecopy No. (812) 464-3496

         with a copy to:

              Lewis, Rice & Fingersh
              611 Olive Street, Suite 1400
              St. Louis, Missouri  63101
              Attention:  Thomas C. Erb, Esq.
              Telecopy No. (314) 444-7788

and

    (b)  if to Orleans:

              The Bank of Orleans
              200 S. Washington
              Orleans, Indiana  47452
              Attention: William H. Tegarden
                       Chief Executive Officer
              Telecopy No. (812) 865-2374

         with copies to:

              Krieg, Devault, Alexander and Capehart
              One Indiana Square, Suite 2800
              Indianapolis, Indiana  46204
              Attention:  Stephen D. Smith, Esq.
              Telecopy No. (317) 636-1507

or to such other address as any party may from time to time designate by notice to the others.

    SECTION 8.05. LIABILITIES. Except as provided in Section 7.08 hereof, in the event that this Agreement is terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 7.02 hereof on account of a willful breach of any of the representations and warranties set forth herein or any breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party.

    SECTION 8.06. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. Except for and as provided in this Section 8.06, no representation, warranty or agreement contained in this Agreement shall survive the Effective Time or the earlier termination of this Agreement. The agreements set forth in Sections 1.08, 5.04 and 5.05 shall survive the Effective Time and the agreements set forth in Sections 7.08, 8.01, 8.02, 8.03 and 8.05 shall survive the Effective Time or the earlier termination of this Agreement.

    SECTION 8.07. ENTIRE AGREEMENT. This Agreement, including all schedules and exhibits hereto, constitutes the entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings and agreements between the parties relating to the subject matter hereof.

    SECTION 8.08. HEADINGS AND CAPTIONS. The captions of Articles and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

    SECTION 8.09. WAIVER, AMENDMENT OR MODIFICATION. The conditions of this Agreement which may be waived may only be waived by notice to the other party waiving such condition. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may not be amended or modified except by a written document duly executed by the parties hereto.

    SECTION 8.10. RULES OF CONSTRUCTION.  Unless the context otherwise requires:
(a) a term has the meaning assigned to it; (b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; (c) "or" is not exclusive; and (d) words in the singular may include the plural and in the plural include the singular.

    SECTION 8.11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

    SECTION 8.12. SUCCESSORS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except for the shareholders of Orleans pursuant to and as contemplated by Section 1.08(b) and (d) hereof, there shall be no third party beneficiaries hereof.

    SECTION 8.13. GOVERNING LAW; ASSIGNMENT. This Agreement shall be governed by the laws of the State of Indiana and applicable federal laws and regulations. This Agreement may not be assigned by either of the parties hereto.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                            CNB BANCSHARES, INC.


                            By /s/ H. Lee Cooper III
                               -----------------------------


                            THE BANK OF ORLEANS


                            By:/s/ William H. Tegarden
                               -----------------------------

                                                            Exhibit 1.02
                                                            ------------



                         AGREEMENT AND PLAN OF MERGER
                                      OF
                             ORLEANS INTERIM BANK
                                 WITH AND INTO
                              THE BANK OF ORLEANS


    This is an AGREEMENT AND PLAN OF MERGER (this "Agreement") made ___________, 19__, by and between ORLEANS INTERIM BANK, an Indiana state chartered bank ("Interim Bank"), and THE BANK OF ORLEANS, an Indiana state chartered bank ("Orleans"), and joined into by CNB Bancshares, Inc., an Indiana corporation ("CNB").

    This Agreement is being entered into pursuant to that certain Agreement and Plan of Reorganization, dated as of October 18, 1994, by and between CNB and Orleans (the "Reorganization Agreement") which is incorporated herein by reference.

    In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.


                                   SECTION 1.
                                   ---------

Subject to the terms of the Reorganization Agreement, Interim Bank shall merge with and into Orleans (the "Merger"). Orleans shall be the surviving entity of such Merger ("Resulting Bank").


                                   SECTION 2.
                                   ---------

The name of Resulting Bank shall be "Citizens Bank of Orleans" and the Articles of Incorporation shall be amended, as of the Closing Date (as defined in the Reorganization Agreement) to evidence such change.


                                   SECTION 3.
                                   ---------

As of the Effective Time (as defined in the Reorganization Agreement), the Articles of Incorporation of Resulting Bank shall be amended and restated to read in its entirety as set forth on Exhibit A attached hereto, and the Bylaws of Orleans as in effect immediately prior to the Effective Time shall be the Bylaws of Resulting Bank.



                                  A-Ex.1.02-1

                                   SECTION 4.
                                   ---------

The business of Resulting Bank shall be that of an Indiana state chartered bank. This business shall be conducted by Resulting Bank at its main office which shall be located at the existing main office location of Orleans, and at its legally established branches.


                                   SECTION 5.
                                   ---------

The number of directors which Resulting Bank shall have shall be _____, the terms which the directors shall serve shall be as provided in Orleans' Bylaws or until their respective successors are duly elected and qualified, and the directors who shall serve as of the Effective Time of the Merger shall be as follows:

              NAME                            ADDRESS
              ----                            -------



                                   SECTION 6.
                                   ---------

At the Effective Time, Resulting Bank shall be considered the same business and corporate entity as each of Interim Bank and Orleans (collectively, the "Constituent Banks") and thereupon and thereafter all the property, rights, privileges, powers and franchises of each of the Constituent Banks shall vest in Resulting Bank and Resulting Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Constituent Banks and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by Resulting Bank. In addition, any reference to either of the Constituent Banks in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to Resulting Bank if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceedings to which either of the Constituent Banks is a party shall not be deemed to have been abated and shall have the same force and effect as if the Merger had not occurred; or Resulting Bank may be substituted as a party to such action or proceedings, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Constituent Banks as if the Merger had not occurred.



                                  A-Ex.1.02-2

                                   SECTION 7.
                                   ---------

(a) At the Effective Time (as defined in Section 1.09 of the Reorganization Agreement), each share of common stock, par value $___ per share, of Orleans (the "Orleans Common") issued and outstanding immediately prior to the Effective Time, other than shares the holders of which have duly exercised and perfected their dissenters' rights under the Corporate Law (as defined in the Reorganization Agreement), shall be converted into the right to receive 6.37 shares (the "Conversion Ratio") of common stock, stated value $1.00 per share, of CNB (the "CNB Common"); provided, however, that if the Closing Book Value (as defined in Section 7(b) hereof) is less than $6,167,000, then the Conversion Ratio shall equal the product of (i) 6.37 and (ii) the quotient of the Closing Book Value divided by $6,167,000. The shares of CNB Common to be issued pursuant to the foregoing sentence, together with any cash payment in lieu of fractional shares, as provided below, are hereinafter referred to as the "Merger Consideration". No fractional shares of CNB Common shall be issued and, in lieu thereof, holders of shares of Orleans Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of Orleans Common to be received in the Merger by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of CNB Common on the Nasdaq Stock Market's National Market ("Nasdaq") on the fifth business day immediately preceding the date on which the Effective Time occurs.

(b) The term "Closing Book Value" shall mean the amount of the shareholders' equity accounts of Orleans, as of the end of the month immediately preceding the Effective Time, determined in accordance with generally accepted accounting principles consistently applied with the year ended December 31, 1993, but excluding for this purpose any adjustments to the shareholders' equity accounts solely as a result of (A) marketable securities classified as Available for Sale in accordance with FAS 115, and (B) the Structured Notes Divestiture (as defined in Section 4.10 of the Reorganization Agreement), less (i) the amount, if any, by which the allowance for credit losses account of Orleans, as of the end of the month immediately preceding the Effective Time, is less than $391,000 (which shall be determined exclusive of any increase in the allowance taken by Orleans at the written request of CNB pursuant to Section 4.05 of the Reorganization Agreement), less (ii) the amount of any increase in the shareholders' equity accounts of Orleans resulting from or attributable to the sale of securities held on and sold after June 30, 1994 or any transactions or accounting adjustments not in the ordinary course of business effected or completed after June 30, 1994, plus (iii) any reduction of shareholders' equity theretofore recorded solely as a result of accruals, reserves or charges taken by Orleans at the written request of CNB pursuant to Section 4.05 of the Reorganization Agreement (other than any reduction of shareholders' equity resulting from (a) audit fees incurred and expensed by Orleans between the date hereof and the Closing Date, (b) fees incurred and expensed by Orleans to obtain the environmental investigations referred to in Section 4.07 of the Reorganization Agreement, and (c) fees incurred and expensed by Orleans to purchase tail coverage pursuant to Section 5.04 of the Reorganization Agreement), plus (iv) the amount of each quarterly dividend paid by Orleans pursuant to Section 4.01 hereof after March 15, 1995.

(c) At the Effective Time, all of the shares of Orleans Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled



                                 A-Ex.1.02-3
    and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Orleans Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section
    1.08 of the Reorganization Agreement or the right provided under Section 7(f) hereof, as applicable.

(d) At the Effective Time, each share of Orleans Common, if any, held in the treasury of Orleans (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

(e) Each share of common stock, par value $1.00 per share, of Interim Bank outstanding immediately prior to the Effective Time shall be converted into and become one share of Orleans Common.

(f) If holders of Orleans Common are entitled to and do object to the Merger and demand payment of the value of their shares under the Corporate Law, any issued and outstanding shares of Orleans Common held by an objecting holder shall not be converted as described in Section 7(a) hereof but from and after the Effective Time shall represent only the right to receive such value as may be determined to be due to such objecting holder pursuant to the Corporate Law; provided, however, that each share of Orleans Common outstanding immediately prior to the Effective Time and held by an objecting holder who shall, after the Effective Time, withdraw his or her demand for payment of value or lose his or her right to so object shall have only such rights as are provided under the Corporate Law.

(g) If between the date hereof and the Effective Time a share of CNB Common shall be changed into a different number of shares of CNB Common or a different class of shares by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Share Adjustment"), then the number of shares of CNB Common or a different class of shares into which a share of Orleans Common shall be converted pursuant to subsection (a) above shall be appropriately and proportionately adjusted so that each stockholder of Orleans shall be entitled to receive such number of shares of CNB Common as such stockholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time of the Merger; provided, however, that the one for ten stock dividend declared by CNB on October 18, 1994, shall not be deemed a Share Adjustment for purposes of this subsection (g) and the Conversion Ratio shall not be adjusted as a result thereof.


                                   SECTION 8.
                                   ---------

In the event the Reorganization Agreement is terminated pursuant to Article Seven thereof, this Agreement shall also be terminated and the Merger provided for herein shall thereby be abandoned automatically without further act or deed by the parties hereto.



                                  A-Ex.1.02-4

                                   SECTION 9.
                                   ---------

Consummation of this Agreement and the Merger is subject to the satisfaction of the conditions set forth in the Reorganization Agreement.


                                  SECTION 10.
                                  ----------

This Agreement must be ratified and confirmed by the affirmative vote of the shareholders of Interim Bank and Orleans owning the requisite percentage of their respective capital stock outstanding as required by law, at meetings to be held on the call of the respective Boards of Directors; and the Merger shall become effective upon such date as is provided in the Reorganization Agreement.

    IN WITNESS WHEREOF, Interim Bank and Orleans have caused this Merger Agreement to be executed in multiple copies by their duly authorized officers, and have caused their seals to be hereunto affixed, as of the date first above written.


                               ORLEANS INTERIM BANK


(SEAL)                         By
                                  -------------------------------
ATTEST:

By:
    ------------------------
    Cashier


                               THE BANK OF ORLEANS


(SEAL)                         By
                                  -------------------------------

ATTEST:

By:

    ------------------------
    Cashier





                                  A-Ex.1.02-5

                                  CNB BANCSHARES, INC.


(SEAL)                            By
                                     ------------------------------
ATTEST:

By: ----------------------------

    Secretary




                                  A-Ex.1.02-6

                                                           EXHIBIT 1.10(a)
                                                           ---------------


                        ORLEANS' LEGAL OPINION MATTERS


    1. The due incorporation and valid existence of Orleans under the laws of the State of Indiana, its power and authority to own and operate its properties and to carry on its business as now conducted, and its power and authority to enter into the Agreement, to merge with Interim Bank in accordance with the terms of the Agreement and to consummate the transactions contemplated by the Agreement.

    2.   Orleans does not have any subsidiaries.

    3. (i) the number of authorized, issued and outstanding shares of capital stock of Orleans on the Closing Date, (ii) the nonexistence of any violation of the preemptive or subscription rights of any person, (iii) the number of outstanding stock options, warrants, or other rights to acquire, or securities convertible into, any equity security of Orleans, (iv) the nonexistence of any obligation, contingent or otherwise, to reacquire any shares of capital stock of Orleans, and (v) the nonexistence of any outstanding stock appreciation, phantom stock or similar rights, except as disclosed in the Agreement.

    4. The due and proper performance of all corporate acts and other proceedings necessary or required to be taken by Orleans to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by Orleans, and the Agreement as a valid and binding obligation of Orleans, enforceable against Orleans in accordance with its terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

    5. The execution of the Agreement by Orleans, and the consummation of the Merger and the other transactions contemplated therein, does not violate or cause a default under Orleans's articles of incorporation or bylaws, or any statute, regulation or rule or any judgment, order or decree against or any material agreement binding upon Orleans or its subsidiaries.

    6. To the best knowledge of such counsel, the receipt of all required consents, approvals (including the requisite approval of the shareholders of Orleans), orders or authorizations of, or registrations, declaration or filings with or notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by Orleans or its subsidiaries in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated therein.

    7. The nonexistence of any material actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting Orleans or its subsidiaries which, if adversely determined, would have a material adverse effect upon their respective properties or assets or the transactions contemplated by the Agreement.



                                A-Ex-1.10(a)-1

                                                               EXHIBIT 1.10(b)
                                                               ---------------

                           CNB LEGAL OPINION MATTERS


    1. The due incorporation and valid existence of CNB under the laws of the State of Indiana and its power and authority to enter into the Agreement and the Merger Agreement and to consummate the transactions contemplated thereby.

    2. The due incorporation, valid existence and good standing of Interim Bank under the laws of the State of Indiana and its power and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

    3. The due and proper performance of all corporate acts and other proceedings required to be taken by CNB to authorize the execution, delivery and performance of the Agreement and the Merger Agreement, its due execution and delivery of the Agreement and the Merger Agreement, and the Agreement and the Merger Agreement as a valid and binding obligation of CNB enforceable against CNB in accordance with their respective terms (subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

    4. The due and proper performance of all corporate acts and other proceedings required to be taken by Interim Bank to authorize the execution, delivery and performance of the Merger Agreement, its due execution and delivery of the Merger Agreement, and the Merger Agreement as a valid and binding obligation of Interim Bank enforceable against Interim Bank in accordance with their respective terms (subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

    5. The due authorization and, when issued to the shareholders of Orleans in accordance with the terms of the Agreement and the Merger Agreement, the valid issuance of the shares of CNB Common to be issued pursuant to the Merger, such shares being fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

    6. The execution and delivery of the Agreement and the Merger Agreement by CNB and the consummation of the transactions contemplated therein, as neither conflicting with, in breach of or in default under, resulting in the acceleration of, creating in any party the right to accelerate, terminate, modify or cancel, or violate, any provision of CNB's articles of incorporation or bylaws, or any statute, regulation, rule, judgment, order or decree binding upon CNB which would be materially adverse to the business of CNB and its subsidiaries taken as a whole.

    7. The execution and delivery of the Merger Agreement by Interim Bank and the consummation of the transactions contemplated therein, as neither conflicting with, in breach of or in default under, resulting in the acceleration of, creating in any party the right to accelerate, terminate, modify or cancel, or violate, any provision of Interim Bank's articles of incorporation or bylaws.



                                A-Ex-1.10(b)-1

    8. To the best knowledge of such counsel, the receipt of all required consents, approvals, orders or authorizations of, or registrations, declarations or filings with or without notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by or with respect to CNB or Interim Bank in connection with the execution and delivery of the Agreement and the Merger Agreement or the consummation of the transactions contemplated by the Agreement and the Merger Agreement.

                                                                    EXHIBIT 4.08
                                                                    ------------



                             ______________, 199__



CNB Bancshares, Inc.
20 N.W. Third Street
Evansville, Indiana  47739

Attention:  Mr. David L. Knapp

    Re: Agreement and Plan of Reorganization, dated as of October 18, 1994 (the "Agreement"), by and between CNB Bancshares, Inc. ("CNB") and The Bank of Orleans ("Orleans")

Gentlemen:

    I have been advised that I may be deemed to be an affiliate of Orleans, as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Act of 1933, as amended (the "Securities Act").

    Pursuant to the terms and conditions of the Agreement, each share of common stock of Orleans owned by me as of the effective time of the merger contemplated by the Agreement (the "Merger") shall be converted into the right to receive the number of shares of common stock, stated value $1.00 per share, of CNB equal to the Conversion Ratio (as defined in the Agreement) and cash in lieu of any fractional share. As used in this letter, the shares of common stock of Orleans owned by me as of _________, 199 (the date 30 days prior to the anticipated effective time of the Merger) are referred to as the "Pre-Merger Shares" and the shares of common stock of CNB to be received by me in the Merger in exchange for my Pre-Merger Shares are referred to as the "Post-Merger Shares." This letter is delivered to CNB pursuant to Section 4.08 of the Agreement.

    A.   I represent and warrant to CNB that:

         1. I shall not make any sale, transfer or other disposition of the Post-Merger Shares I receive pursuant to the Merger in violation of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

         2. I understand that the issuance of the Post-Merger Shares to me pursuant to the Merger will be registered with the Commission under the Securities Act. I also understand that because I may be deemed an "affiliate" of Orleans and because any distributions by me of the Post-Merger Shares will not be registered under the Securities Act, such Post-Merger Shares must be held by me unless (i) the sale, transfer or other distribution has been registered under the Securities Act, (ii) the sale, transfer or other distribution of such Post-Merger Shares is made in accordance with

                                  A-Ex-4.08-1
    the provisions of Rule 145, or (iii) in the opinion of counsel acceptable to CNB some other exemption from registration under the Securities Act is available with respect to any such proposed distribution, sale, transfer or other disposition of such Post-Merger Shares.

         3. I have not, as of the date hereof, sold or otherwise transferred or reduced my risk relative to the Pre-Merger Shares, and in no event will I sell the Pre-Merger Shares or the Post-Merger Shares, as the case may be, or otherwise transfer or reduce my risk relative to the Pre-Merger Shares or Post-Merger Shares, as the case may be, during the period beginning 30 days prior to the date on which the Merger is consummated and ending on the date that CNB has published financial results covering at least 30 days of the combined operations of CNB and Orleans.

    B.   I understand and agree that:

         1. Stop transfer instructions will be issued with respect to the Post-Merger Shares and there will be placed on the certificates representing such Post-Merger Shares, or any certificate delivered in substitution therefor, a legend stating in substance:

        "The shares represented by this Certificate have been issued to an affiliate of a party to a transaction with CNB Bancshares, Inc. pursuant to the provisions of Rule 145 under the Securities Act of 1933. A stop transfer order with respect to this Certificate has been issued to the Transfer Agent. The shares represented hereby will be transferred on the books of CNB Bancshares, Inc. only upon delivery to the Transfer Agent of evidence, reasonably satisfactory to CNB Bancshares, Inc., that such transfer complies in all material respects with the provisions of the Securities Act of 1933 and the rules and regulations thereunder."

         2. Unless the transfer by me of Post-Merger Shares is a sale made in compliance with the provisions of Rule 145(d) or made pursuant to an effective registration statement under the Securities Act, CNB reserves the right to place the following legend on the certificates issued to my transferee:

        "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 of the Securities Act of 1933 applies. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

    I understand and agree that the legends set forth in paragraphs 1 and 2 above shall be removed by delivery of substitute certificates without any legend if I deliver to CNB a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance satisfactory to CNB, to the effect that no such legend is required for the purpose of the Securities Act.

                                  A-Ex-4.08-2

    I have carefully read this letter and the Agreement and understand the requirements of each and the limitations imposed upon the distribution, sale, transfer or other disposition of Pre-Merger Shares or Post-Merger Shares by me.


                            Sincerely,








                                  A-Ex-4.08-3

                     AMENDMENT TO REORGANIZATION AGREEMENT
                     -------------------------------------

    This AMENDMENT TO REORGANIZATION AGREEMENT (this "Amendment") made this 5th day of May, 1995, by and between CNB BANCSHARES, INC., an Indiana corporation ("CNB"), and THE BANK OF ORLEANS, an Indiana state chartered bank ("Orleans").

                                    RECITALS
                                    --------

    A.   CNB and Orleans are parties to a certain Agreement and Plan of
Reorganization dated October 18, 1994 (the "Agreement").   The Agreement
generally provides for CNB's acquisition of Orleans by means of the merger of Orleans and Orleans Interim Bank, a wholly-owned subsidiary of CNB.

    B.   CNB and Orleans desire to amend the Agreement as provided herein.

    C. All terms used in this Amendment with initial capital letters that are not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

    In consideration of the premises and the mutual terms and provisions set forth in this Amendment and the Agreement, the parties agree as follows.


                                   AMENDMENT
                                   ---------

    SECTION 1. AMENDMENT. Section 7.07 of the Agreement is hereby amended to read in its entirety as follows:

    "SECTION 7.07. TERMINATION DATE. If the Closing Date does not occur on or prior to September 30, 1995, then this Agreement may be terminated by either party by giving written notice to the other."

    SECTION 2. CONTINUED FORCE AND EFFECT. Except as expressly amended or modified hereby, each of the terms, provisions, covenants, representations and warranties contained in the Agreement and the Schedules thereto shall remain in full force and effect.

    SECTION 3. MULTIPLE COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall constitute an original and all of which taken together shall constitute but one and the same document.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

                                       CNB BANCSHARES, INC.

                                       By /s/ H. Lee Copper III
                                          --------------------------------------
                                          H. Lee Cooper, III
                                          Chairman and Chief Executive Officer

                                       THE BANK OF ORLEANS

                                       By /s/ William H. Tegarden
                                          --------------------------------------
                                          William H. Tegarden
                                          President and Chief Executive Officer

                                                                   EXHIBIT B


                                June 30, 1995


Board of Directors
The Bank of Orleans
200 South Maple Street
Orleans, IN  47452

Members of the Board of Directors:

You have requested David A. Noyes & Company ("Noyes") to review and analyze the financial terms (the "Terms") of the proposed merger (the "Merger") of The Bank of Orleans ("ORLEANS") with a wholly owned subsidiary of CNB Bancshares, Inc. ("CNB") and to express an opinion as to the fairness, from a financial point of view, of the Terms of the Merger with respect to the shareholders of ORLEANS.

The Terms of the Merger are set forth in the Agreement and Plan of Reorganization dated October 18, 1994, as amended May 5, 1995 (the "Agreement"), between ORLEANS and CNB, whereby at the time the Merger becomes effective (the "Effective Date"), each share of ORLEANS common stock will be converted into the right to receive 6.37 shares of CNB common stock.

Noyes as part of its investment banking business is regularly engaged in the valuation of commercial bank and thrift securities in connection with mergers and acquisitions, negotiated underwritings and valuations for estate, corporate and other purposes. As specialists in the securities of commercial banking and thrift organizations, Noyes has extensive experience in, and knowledge of, the banking and thrift industries and its participants.

In carrying out its engagement, Noyes has reviewed and analyzed material bearing upon the financial and operating condition of ORLEANS and CNB and material prepared in connection with the Merger, including, among other things, the following: (i) the Agreement; (ii) certain publicly available information concerning ORLEANS, including annual Call Reports for the two years ended December 31, 1994 and certain quarterly Call Reports for the three months ended March 31, 1995; (iii) certain publicly available information concerning CNB, including Annual Reports for each of the three years ended December 31, 1994, and certain interim reports on Form 10-Q for the three months ended March 31, 1995; (iv) other financial information concerning the businesses and operations of ORLEANS and of CNB, including information furnished to Noyes by ORLEANS and CNB for purposes of Noyes' analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the stock of ORLEANS and CNB; and (vi) certain publicly available information with respect to certain other banks, bank holding companies, thrifts and thrift holding companies and the nature and terms of certain other transactions that Noyes considered relevant. Noyes also has met with certain principal officers and other members of ORLEANS and CNB management to discuss the foregoing as well as other matters relevant to the Merger.

In its review and analysis, Noyes has relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available, and has not attempted to verify the same. However, it is important to state that neither ORLEANS nor CNB restricted Noyes as to the material it was permitted to review. Noyes has not made or obtained any independent evaluations or appraisals of the assets and potential and/or contingent liabilities of either ORLEANS or CNB.

Board of Directors

June 30, 1995



This opinion is based upon the Merger in its present form and is necessarily based upon conditions as they exist and can be evaluated on the date hereof.

Based upon the foregoing, it is Noyes' opinion that the Terms of the Merger are fair to ORLEANS and its shareholders from a financial point of view.

                           Respectfully submitted,

                           DAVID A. NOYES & COMPANY


                           By: /s/ John C. Reed
                              --------------------------------------
                                John C. Reed
                                President/Capital Markets Group

                                                                       EXHIBIT C
                              INDIANA BANKING LAW
                             (DISSENTERS' RIGHTS)


28-1-7-21  DISSENTERS' RIGHTS; NOTICE; METHOD OF ASSERTING RIGHTS; PAYMENT FOR
           SHAREHOLDER'S SHARES; WITHDRAWAL OF DEMAND; DETERMINATION OF VALUE; SUBMISSION OF CERTIFICATES

   Sec. 21. (a) A shareholder entitled to vote on the adoption of an agreement of merger or consolidation may dissent from the merger or consolidation and obtain payment of the value of the shareholder's shares in the manner provided in this section.

   (b) If a proposed merger or consolidation is submitted to a vote at a shareholder's meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this section.

   (c) A shareholder who desires to assert dissenters' rights under this section must:

       (1) deliver to the corporation before the vote is taken written notice of the shareholder's demand for payment for the shareholder's shares if the proposed action is effected; and

       (2) not vote the shareholder's shares in favor of the proposed action.

   (d) If the merger or consolidation is effected, the surviving or new corporation shall pay to the shareholder, upon surrender of the certificate or certificates representing the shareholder's shares, the value of the shares as of the day before the date on which the vote was taken approving the merger or consolidation. A shareholder failing to satisfy the requirements of subsection
(c) is not entitled to payment for the shareholder's shares under this section. Immediately after the vote is taken approving the merger or consolidation, the shareholder, except as otherwise provided in subsection (e), is entitled to payment only as provided in this section, ceases to be a shareholder, and is not entitled to vote or to exercise any other rights of a shareholder.

   (e) A demand for payment made under subsection (c) may not be withdrawn unless the corporation consents to the withdrawal. With respect to a shareholder who has made a demand for payment, the right of the shareholder to be paid the value of his shares ceases and his status as a shareholder is restored without prejudice to any corporate proceedings which may have been taken during the interim, and the shares held by the shareholder shall be treated for all purposes as if no objection and demand had been made by the shareholder, if:

       (1) the shareholder's request to withdraw the shareholder's demand is consented to by the bank or trust company;

       (2) the merger or consolidation is abandoned;

       (3) the shareholders revoke the authority to effect the merger or consolidation;

       (4) a petition for the determination of value by a court is not filed within the time provided in this section; or

       (5) a court of competent jurisdiction determines that the shareholder is not entitled to the relief provided by this section.

   (f) Within ten (10) days after the merger or consolidation is effected, the surviving or new corporation shall mail or deliver written notice of the date of that action to each dissenting shareholder who has made demand under this section. For purposes of giving this notice, the bank or trust company shall use the shareholder's address which appears on the corporate records. In the notice the bank or trust company shall include a written offer to the shareholder to pay for the shareholder's shares at a specified price considered by the corporation to be the value of them. If within thirty (30) days after the date on which the merger or consolidation was effected the value of the shares is agreed upon between a dissenting shareholder and the surviving or new corporation, the surviving or new corporation shall make payment to the shareholder for the shares. The surviving or new corporation shall make the payment within ninety (90) days after the date on which the merger or consolidation was effected, upon surrender of the certificate or certificates representing the shares. Upon payment of the agreed value, the dissenting shareholder ceases to have any interest in the shares.

   (g) If within the period of thirty (30) days a dissenting shareholder and the surviving or new corporation do not so agree, then either the corporation or the dissenting shareholder may file a petition in any circuit or superior court in the county in Indiana where the principal office of the corporation is located requesting that the court determine the value of the shares. However, the petition must be filed within ninety (90) days after the effective date of the merger or consolidation. Two (2) or more dissenting shareholders may join as plaintiffs or be joined as defendants in the action, and two (2) or more actions may be transferred and consolidated to avoid inconsistent results and promote judicial economy. The jurisdiction of the court is plenary and exclusive.

   (h) The court shall render judgment against the surviving or new corporation for payment of an amount equal to the value of each dissenting share multiplied by the number of dissenting shares that any dissenting shareholder who is a party is entitled to require the surviving or new corporation to purchase. The judgment is payable only upon the endorsement and delivery to the surviving or new corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

   (i) Within twenty (20) days after the merger or consolidation is effected, the shareholder shall submit the certificate or certificates representing the shareholder's shares to the corporation for notation on the certificate or certificates that demand for payment has been made. The shareholder's failure to do so, at the option of the corporation, terminates the shareholder's rights under this section unless a court of competent jurisdiction, for good and sufficient cause shown, otherwise directs. If shares represented by a certificate on which notation has been so made are transferred, each new certificate issued for those shares shall bear a similar notation together with the name of the original dissenting holder of the shares, and a transferee of the shares acquires by the transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the value of the shares.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Bylaws of CNB provide that CNB shall indemnify any director or officer of CNB against any and all liability and reasonable expense that said director or officer may incur in connection with or resulting from any claim, action, suit or proceeding, or civil, criminal, administrative or investigative action, or threat thereof, by reason of said director's or officer's being or having been a director or officer of CNB, or serving or having served at the request of CNB as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, if either (i) the officer or director is wholly successful in any such claim, action, suit or proceeding, or (ii) the officer or director is not wholly successful but it is nevertheless determined that such officer or director acted in good faith in what he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, either said officer or director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. The Bylaws further provide that the board of directors may (i) authorize like indemnification of persons who are not directors or officers of CNB but are employees of CNB or are officers, directors or employees of any subsidiary of CNB, and (ii) approve indemnification of directors, officers persons to the full extent permitted by the Indiana Business Corporation Law (the "Indiana Law") in effect at such time.

   Section 23-1-37-9 of the Indiana Law provides for "mandatory indemnification," unless limited by the articles of incorporation, by a corporation against reasonable expenses incurred by a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation. Section 23-1-37-10 of the Indiana Law states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct required by Section 23-1-37-8 of the Indiana Law, that the director will repay the advance if it is ultimately determined that he did not meet the standard of conduct required by Section 23-1-37-8 of the Indiana Law, and that those making the decision to reimburse the director determine that the facts then known would not preclude indemnification under the Indiana Law.

   CNB's Bylaws further provide, in accordance with the Indiana Law, that CNB shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of CNB, or is or was serving at the request of CNB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not CNB would have power to indemnify him against such liability under the Bylaws or the Indiana Law. Pursuant to a policy of directors' and officers' liability insurance with total annual limits of $10,000,000, CNB's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other act done or wrongfully attempted while acting in their capacities as directors or officers of CNB.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

          (2)(a) Agreement and Plan of Reorganization, dated October 18, 1994, by and between The Bank of Orleans and CNB Bancshares, Inc. (Exhibit A to Prospectus/Proxy Statement);

          (2)(b) Agreement and Plan of Merger, dated December 12, 1994, among CNB Bancshares, Inc., Citizens Bancshares, Inc. and UF Bancorp, Inc.;

          (2)(c) Amendment to Reorganization Agreement, dated May 5, 1995, by and between The Bank of Orleans and CNB Bancshares, Inc. (Exhibit A to Prospectus/Proxy Statement);

          (3)(a)  Restated Articles of Incorporation of CNB Bancshares, Inc.;

          (3)(b)  Amended By-laws of CNB Bancshares, Inc.;

          (5)     Opinion of Lewis, Rice & Fingersh, L.C. re legality;

          (8) Opinion of Lewis, Rice & Fingersh, L.C. re federal income tax consequences;

          (23)(a) Consent of Geo. S. Olive & Co. L.L.C.;

          (23)(b) Consent of Coopers & Lybrand L.L.P.;

          (23)(c) Consent of Geo. S. Olive & Co. L.L.C.

          (23)(d) Consent of Lewis, Rice & Fingersh, L.C. (in opinion re legality);

          (23)(e) Consent of Lewis, Rice & Fingersh, L.C. (in opinion re federal income tax consequences);

          (23)(f) Consent of David A. Noyes & Company;

          (23)(g) Consent of American Environmental Consultants;

          (24)    Powers of Attorney;

          (99)(a) Form of Proxy Card;

          (99)(b) Form of Letter to Shareholders to Accompany Prospectus/Proxy Statement;

          (99)(c) Notice of Special Meeting;

          (99)(d) Excerpts of The Indiana Financial Institutions Act (Dissenters' Rights) (Exhibit C to Prospectus/Proxy Statement).

          (99)(e) Fairness Opinion of David A. Noyes & Company (Exhibit B to Prospectus/Proxy Statement)

     (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.


ITEM 22.  UNDERTAKINGS.

     (1) The undersigned Registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) The undersigned Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on June 27, 1995.

                               CNB BANCSHARES, INC.



                               By  /s/ H. Lee Cooper III
                                   ------------------------
                                  H. Lee Cooper III
                                  Chairman of the Board and
                                  Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 27, 1995 by the following persons in the capacities indicated.


Name                              Title/Position
- ----                              --------------


/s/ H. Lee Cooper III             Chairman of the Board and
- ---------------------             Chief Executive Officer
H. Lee Cooper III                 (principal executive officer)


/s/           *                   President, Chief Operating Officer
- ---------------------             and Director
James J. Giancola


/s/ David L. Knapp                Executive Vice President
- ---------------------             and Secretary (principal
David L. Knapp                    financial officer)


/s/ Ralph L. Alley                Senior Vice President and Comptroller,
- ---------------------             Treasurer (principal accounting officer)
Ralph L. Alley


              *                   Director
- ---------------------
John D. Engelbrecht


              *                   Director
- ---------------------
Robert L. Koch, II

              *                   Director
- ---------------------
Jerry A. Lamb


              *                   Director
- ---------------------
Burkley F. McCarthy


              *                   Director
- ---------------------
Robert K. Ruxer


              *                   Director
- ---------------------
Thomas W. Traylor


              *                   Director
- ---------------------
Paul G. Wade


  *  By /s/ David L. Knapp
        -------------------------
        Attorney-in-fact

                               INDEX TO EXHIBITS

Number                                   Exhibit                                    Page
- ------                                   -------                                    ----
(2)(a)   Agreement and Plan of Reorganization, dated October 18, 1994, by and between The Bank of Orleans and CNB Bancshares, Inc. (Exhibit A to
         Prospectus/Proxy Statement)..............................................

(2)(b)   Agreement and Plan of Merger, dated December 12, 1994, among CNB
         Bancshares, Inc., Citizens Bancshares, Inc. and UF Bancorp, Inc. is
         incorporated by reference herein from UF Bancorp, Inc.'s Current Report on Form 8-K dated December 14, 1994......................................

(2)(c)   Amendment to Reorganization Agreement, dated May 5, 1995, by and between The Bank of Orleans and CNB Bancshares, Inc. (Exhibit A to
         Prospectus/Proxy Statement)..............................................

(3)(a)   Restated Articles of Incorporation of CNB Bancshares, Inc. is
         incorporated by reference herein from CNB Bancshares, Inc.'s Annual
         Report on Form 10-K for the year ended December 31, 1993.................

(3)(b)   Amended By-laws of CNB Bancshares, Inc. is incorporated by reference herein from CNB Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1993.....................................

(5)      Opinion of Lewis, Rice & Fingersh, L.C. re legality......................   **

(8)      Opinion of Lewis, Rice & Fingersh, L.C. re federal income tax
         consequences.............................................................   **

(23)(a)  Consent of Geo. S. Olive & Co., L.L.C....................................

(23)(b)  Consent of Coopers & Lybrand L.L.P.......................................

(23)(c)  Consent of Geo. S. Olive & Co., L.L.C....................................

(23)(d)  Consent of Lewis, Rice & Fingersh, L.C. (in opinion re legality).........   **

(23)(e)  Consent of Lewis, Rice & Fingersh, L.C. (in opinion re federal
         income tax consequences).................................................   **

(23)(f)  Consent of David A. Noyes & Company......................................   **

(23)(g)  Consent of American Environmental Consultants............................   **

(24)     Powers of Attorney.......................................................   **

(99)(a)  Form of Proxy Card.......................................................

(99)(b)  Form of Letter to Shareholders to Accompany Prospectus/Proxy Statement...

(99)(c)  Notice of Special Meeting................................................

Number                                   Exhibit                                    Page
- ------                                   -------                                    ----
(99)(d)  Excerpts of The Indiana Financial Institution Act (Dissenters' Rights)
         (Exhibit C to Prospectus/Proxy Statement)................................

(99)(e)  Fairness Opinion of David A. Noyes & Company (Exhibit B to
         Prospectus/Proxy Statement)..............................................

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 *Only pages of the manually signed original of the Registration Statement are numbered sequentially.
**Previously filed.